
11006590


PHILIP MORRIS
INTERNATIONAL

PHILIP MORRIS INTERNATIONAL

2010 Annual Report

An Unrivaled Portfolio of Brands


FILTER CIGARETTES
Marlboro
Fumer
tue
Classic
Blue
AMERICAN BLEND
Chesterfield
CHESTERFIELD
Куріння пр
до серцево-
захворюван
PARLIAMENT
LIGHTS
RECESSED FILTER
Philip
Morris
FILTER BOX
BOND
AMERICAN BLEND
BOND
STREET
ORIGINAL SELECTION
КУРЕНИ
УБИВА
lark
ULTRA MENTHOL
lark
20 CLASS A
CIGARETTES
BLUE
LABEL
L&M
TRIPLE FILTER
Palenie
zabija
L&M

Philip Morris International Inc. (PMI) is the leading international tobacco company, with seven of the world's top 15 international brands, including *Marlboro*, the number one cigarette brand worldwide. In 2010, our brands, sold in approximately 180 countries, gave PMI an industry-leading estimated share of the total international cigarette market, excluding the People's Republic of China and the U.S., of 27.6%.

Marlboro. The world's preferred international cigarette brand, outselling its next two closest global competitor brands combined.

Parliament. Popular in our EEMA and Asia Regions, *Parliament* is a premium and above-premium priced brand, the seventh largest in our portfolio and the 14th worldwide.

Chesterfield. Sold predominantly in our EU and EEMA Regions, *Chesterfield* is our fifth-largest brand and the 12th worldwide.

L&M. Our second-largest brand. In our EU Region, its sales are second only to *Marlboro*, helping to make it the fourth-largest international cigarette brand worldwide.

Philip Morris. Driven mainly by growth in our EU and Latin America & Canada Regions, *Philip Morris* is our fourth-largest brand and the 11th largest worldwide.

Lark. Mid-price *Lark*, sold mainly in our EEMA and Asia Regions, is our ninth-largest brand and the 15th largest worldwide.

Bond Street. With more than 90% of shipment volume sold in our EEMA Region, low-price *Bond Street* is our third-largest brand and the eighth largest worldwide.

Others. Our powerful and diverse brand portfolio is home to many other international, regional and local brands such as *Fortune, Merit, Morven Gold, Muratti, Next, Sampoerna A, Red & White* and *Virginia Slims*.

Contents:

Dear Shareholder,

With much of the developed world still grappling with high unemployment levels, heavy debt burdens and high budget deficits, we nevertheless posted a solid financial performance in 2010.



Louis C. Camilleri
Chairman of the Board
and Chief Executive Officer

Our organic volume performance was adversely affected by unprecedented excise tax hikes in numerous countries which, coupled with continued economic uncertainty, spurred further adult consumer downtrading, heightened price competition and fueled a surge in illicit trade. However, we surpassed our earnings per share (EPS) and cash flow targets by a comfortable margin.

I am delighted to share with you some of Philip Morris International Inc.'s (PMI) key highlights of 2010 in this letter, following which you will read more about how our profitable growth is driven by the success of our broad brand portfolio in markets across all geographies, led by *Marlboro*, the world's only truly global cigarette brand.

2010 Results

- Total cigarette volume of 899.9 billion units exceeded 2009 by 35.8 billion, or 4.1%. On an organic basis, which excludes the favorable impact of acquisitions, including the highly successful business combination with Fortune Tobacco Corporation in the Philippines, volume was down by 21.6 billion units, or 2.5%.
- We grew our aggregate share in both OECD and non-OECD markets, gained aggregate share in our top 30 operating companies income (OCI) markets, and grew *Marlboro*'s global share.
- Net revenues, excluding excise taxes, reached $27.2 billion, up by $2.2 billion, or 8.7%, and up by $848 million, or 3.4%, on an organic basis, which excludes acquisitions and currency. This was slightly below our mid- to long-term constant currency target growth rate of between 4% and 6%, excluding acquisitions.
- Strong pricing, up by $1.7 billion versus 2009, outpaced unfavorable volume/mix by a factor of more than two.
- Reported operating companies income grew by $1.2 billion, or 11.6%, to $11.5 billion and by $740 million, or 7.2%, on an organic basis, in line with our mid- to long-term, adjusted constant


$3.29
$3.87
2009
2010
Robust
EPS Growth
Adjusted Diluted
Earnings Per Share
+17.6%

currency target growth rate of between 6% and 8% for the third year in a row.

- The three-year productivity target we set at the time of the spin-off from Altria Group, Inc. in March 2008 of $1.5 billion in gross cumulative savings was achieved in 2010, due in large measure to numerous initiatives pursued in both procurement and manufacturing.
- Adjusted diluted EPS of $3.87 were up by 17.6%, and by 14.0% on a constant currency basis, versus 2009.
- Discretionary cash flow, defined as operating cash flow less capital expenditures, of $8.7 billion in 2010 was up by $1.6 billion, or 21.7%, versus 2009, partly reflecting the strict management of our working capital by further optimizing our supply chain, particularly leaf and finished goods inventories. This performance represented a record level of 32.1% when expressed as a percentage of net revenues, excluding excise taxes, well ahead of each of our competitors and every company in our peer group.
- Our strong cash flow performance enabled us to continue to reward shareholders in a generous manner. We increased our quarterly dividend in September 2010 by 10.3% to an annualized level of $2.56 per common share. In April 2010, we completed our 2008–2010 share repurchase program of $13 billion and, in May 2010, initiated a new, three-year share repurchase program of $12 billion. Our share repurchases in 2010 totaled $5.0 billion, or 97.1 million shares. The combination of dividends paid to shareholders and the share repurchase programs means we have returned $26.7 billion to our shareholders since the spin-off in 2008 through 2010, more than 25% of our market capitalization at year-end 2010.
- As of December 31, 2010, our total shareholder return (TSR) for the year was a strong 27.2%, well ahead of our peer group (up by 8.7%) and the S&P 500 (up by 15.0%). Of note is that we achieved the fifth-highest performance in the top 25 S&P 500 companies in 2010. Since the spin-off, our TSR was 30.4%, an excellent performance relative to our peer group (up by 7.9%), our tobacco peer group (up by 7.9%) and the S&P 500 (up by 1.8%). Indeed, compared to the top 25 S&P 500 companies, we were fourth overall, outpaced only by technology companies.

Dividend Increases Since Spin-off (a)


+39%
$1.84
$2.56
+17.4%
+7.4%
+10.3%
2008
Aug 2008
Sept 2009
Sept 2010
2010

(a) Dividends for 2008 and 2010 are annualized rates. 2008 annualized rate is based on a quarterly dividend of $0.46 per common share, declared June 18, 2008. 2010 annualized rate is based on a quarterly dividend of $0.64 per common share, declared September 10, 2010.

Brand Performance

Marlboro's share momentum improved as the year unfolded, despite the challenging economic environment. This is testament to the success and disciplined deployment of the brand's new architecture. In virtually all instances, we are witnessing improvements in the brand's key image attributes and demographic profile. *Marlboro*'s performance in Asia was singularly robust in 2010, notably thanks to several entries focused on the Fresh pillar, such as *Black Menthol* and *Ice Blast*.

Elsewhere in this Report, you will find examples of the continued progress being made by our other international brands, including *L&M*, our second-largest and fastest-growing cigarette brand in our European Union Region, as well as our other regional and domestic brands.

Business Development, Environmental Health and Safety, and R&D

The strategic highlight of the year was the highly successful transaction in the Philippines, announced in February, which combined the businesses of our local affiliate with Fortune Tobacco Corporation (FTC) to create a new company called PMFTC. The Philippines is one of the largest global cigarette markets and, prior to the combination, FTC was one of the five largest privately owned cigarette companies in the world.

In June, we announced that our Brazilian affiliate had entered into an integration agreement with two local leaf suppliers that will provide 10% of PMI's global leaf requirements. This initiative will further ensure the stability of our leaf supply in the country, improve

"...I am confident that we have the appropriate strategies in place, a successful and exciting pipeline of innovative products, clear momentum and, above all, an exceptional pool of talent and the necessary resources to meet our ambitions."

cost efficiencies and enable us to better align leaf supply and demand.

Our dedicated efforts to improve our environmental, health and safety performance are bearing fruit. We were ranked fourth among all consumer products companies in the 2010 S&P 500 Carbon Disclosure Leadership Index and seventh in the larger global index. Of note is that we led all other tobacco companies. While there remains much to be accomplished, we are clearly off to a good start.

We continue to advance our ambition to launch reduced-risk products in the mid-term. The integration of our initiatives on product development, risk assessment and the optimal regulatory pathway is complex, but progressing in a steadfast manner.

The Regulatory and Fiscal Environment

We support comprehensive tobacco regulation and related fiscal policies that are evidence based and that contribute to the goal of harm reduction. We do not support regulations that would deprive us of our ability to compete fairly with other manufacturers or that would deprive adult consumers of the ability to select, buy and use the tobacco products they prefer.

On the regulatory front, plain packaging, product display bans and ingredient restrictions or outright bans remain the key threats to the legitimate tobacco industry. These threats are likely to persist for years to come, and we will continue to actively challenge such proposals. Our efforts are bearing early fruit, with a few countries already rejecting the notion of plain packaging, for example, on both constitutional and intellectual property grounds.

On the fiscal front, the most significant challenge we faced in 2010 was the unprecedented number of countries that turned to tobacco to generate additional revenues by raising excise taxes to levels that went beyond any reasonable expectation. We take minor consolation from the fact that in many of the markets where these excise tax increases were abnormal, these same governments are seriously reconsidering their rash actions because the threat of illicit trade, so often ignored when tax policies are established, has now materialized. Fortunately, in the European Union, a new Tax Directive has been agreed upon, which sets out a roadmap through 2018, constitutes a significant improvement over prior regulation and whose beneficial impact is already being felt.

The Organization

Morale remains high, and the organization is as motivated and engaged as ever. Speed to market has improved markedly, and our entrepreneurial spirit continues to grow, as evidenced by the countless innovative initiatives that have been implemented across all functions and geographies.

In my opinion, the Board and management continue to work together in an exemplary, transparent and candid manner. The quality and timeliness of the information flow and access to management continues to be a key strength. The addition of Jennifer Li to the Board in 2010 was praised both internally and externally. Jennifer's strong financial expertise, experience in a fast-growing, high-technology business, and Asian background have further strengthened the Board's depth and global perspective.

The Year Ahead

Against a challenging global economic landscape we delivered solid results in 2010. The year 2011 is likely to be another difficult year as we continue to confront the same volatile operating environment. Nevertheless, I am confident that we have the appropriate strategies in place, a successful and exciting pipeline of innovative products, clear momentum and, above all, an exceptional pool of talent and the necessary resources to meet our ambitions. We remain steadfast in our commitment to enhance long-term shareholder value and to reward our shareholders appropriately. It only remains for me to applaud, with deep gratitude, the hard work, dedication and professionalism of our superb employees with whom it is my immense pleasure to serve and, as Chairman and Chief Executive Officer, my tremendous honor to represent.



Louis C. Camilleri
Chairman of the Board
and Chief Executive Officer
March 11, 2011

2010 Business Highlights

In the following section, you will find a summary of our 2010 performance in our four business segments: the European Union Region (EU), the Eastern Europe, Middle East & Africa Region (EEMA), the Asia Region and the Latin America & Canada Region. For a more detailed analysis, please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations later in this Report.

European Union

Net Revenues*($ Millions)

Year	Value
2009	9,041
2010	8,983

Operating Companies Income**($ Millions)

Year	Value
2009	4,506
2010	4,502

*Excluding excise taxes and currency. **Excluding currency.


Italy

- PMI's cigarette shipment volume in the EU Region declined by 5.2% to 223.0 billion units, mainly reflecting a lower total market, driven by the impact of tax-driven pricing and/or adverse economic conditions, particularly in Greece, Poland and Spain.
- Net revenues, excluding excise taxes, decreased by 2.5% to $8.8 billion.
- Excluding the unfavorable impact of currency of $172 million and acquisitions, net revenues, excluding excise taxes, decreased by 0.7%, primarily reflecting higher pricing of $391 million more than offset by unfavorable volume/mix of $452 million.
- Reported operating companies income declined by 4.3% to $4.3 billion.
- Excluding the unfavorable impact of currency of $191 million and acquisitions, reported operating companies income was essentially flat, primarily reflecting higher pricing, which offset unfavorable volume/mix.
- Excluding the impact of currency and acquisitions, adjusted operating companies income margin was up 0.2 percentage points to 50.4%.
- PMI's market share was stable or improved in a number of markets, notably Belgium, Denmark, Estonia, Hungary, Latvia, the Netherlands, Norway, Poland, Sweden and Switzerland.

Eastern Europe, Middle East & Africa

Net Revenues*($ Millions)

Year	Value
2009	6,795
2010	7,333

Operating Companies Income**($ Millions)

Year	Value
2009	2,663
2010	3,045

*Excluding excise taxes and currency. **Excluding currency.


Russia

- PMI's cigarette shipment volume in the EEMA Region declined by 3.2% to 289.3 billion units, principally due to tax-driven price increases, particularly in Romania, Turkey and Ukraine.
- Net revenues, excluding excise taxes, increased by 9.0% to $7.4 billion.
- Excluding the favorable impact of currency of $76 million and acquisitions, net revenues, excluding excise taxes, increased by 6.7%, primarily reflecting higher pricing of $605 million, partially offset by unfavorable volume/mix of $147 million.
- Reported operating companies income grew by 18.4% to $3.2 billion.
- Excluding the favorable impact of currency of $107 million and acquisitions, reported operating companies income increased by 13.3%, primarily reflecting higher pricing, partially offset by unfavorable volume/mix.
- Excluding the impact of currency and acquisitions, adjusted operating companies income margin was up 2.4 percentage points to 41.6%.
- PMI's market share was stable or improved in a number of markets, notably Algeria, Bulgaria, Croatia, Egypt, Georgia, Moldova, Morocco, Russia, South Africa and Tunisia.



2010 Cigarette Shipment Volume by Region

899.9 Billion Units



31.4%
11.7%
24.8%
32.1%

EU
EEMA
Asia
Latin America & Canada

2010 Reported Operating Companies Income by Region, Excluding Currency

$11.1 Billion



24.3%
7.8%
27.4%
40.5%

Asia

Net Revenues*($ Millions)

2009	6,528
2010	7,324

Operating Companies Income**($ Millions)

2009	2,436
2010	2,707

*Excluding excise taxes and currency. **Excluding currency.



Philippines

PMI's cigarette shipment volume in the Asia Region increased by 24.8% to 282.3 billion units, principally due to 57.4 billion units from the new business combination in the Philippines, and growth in Indonesia and Korea. Excluding the favorable impact of the Philippines transaction, cigarette shipment volume decreased by 0.6%, mainly reflecting tax-driven price increases in Japan.

Net revenues, excluding excise taxes, increased by 21.6% to $7.9 billion.

Excluding the favorable impact of currency of $611 million and the business combination in the Philippines, net revenues, excluding excise taxes, increased by 3.8%, primarily reflecting higher pricing of $491 million, partially offset by unfavorable volume/mix of $243 million.

Reported operating companies income grew by 25.2% to $3.0 billion.

Excluding the favorable impact of currency of $342 million and acquisitions, reported operating companies income increased by 7.7%, primarily reflecting higher pricing, partially offset by unfavorable volume/mix.

Excluding the impact of currency and acquisitions, adjusted operating companies income margin was up 1.4 percentage points to 38.7%.

PMI's market share was stable or improved in a number of markets, notably Hong Kong, Indonesia, Japan, Korea, Malaysia, Pakistan, the Philippines, Singapore, Taiwan, Thailand and Vietnam.

Latin America & Canada

Net Revenues*($ Millions)

2009	2,671
2010	2,874

Operating Companies Income**($ Millions)

2009	666
2010	868

*Excluding excise taxes and currency. **Excluding currency.



Argentina

PMI's cigarette shipment volume in the Latin America & Canada Region increased by 1.5% to 105.3 billion units, driven mainly by Canada and Mexico.

Net revenues, excluding excise taxes, increased by 14.3% to $3.1 billion.

Excluding the favorable impact of currency of $179 million, net revenues, excluding excise taxes, increased by 7.6%, primarily reflecting higher pricing of $175 million and favorable volume/mix of $28 million.

Reported operating companies income grew by 43.1% to $953 million.

Excluding the favorable impact of currency of $85 million and acquisitions, reported operating companies income increased by 30.8%, primarily reflecting higher pricing.

Excluding the impact of currency and acquisitions, adjusted operating companies income margin was up 0.3 percentage points to 30.3%.

PMI's market share was stable or improved in a number of markets, notably Argentina, Bolivia, Brazil, Chile, Ecuador, Mexico and Uruguay.

Pursuing Profitable Global Growth Opportunities

Top World Cigarette Markets 2010
(billion units)

Rank	Market	Industry Volume	PMI Market Rank
1	Russia	385.0	#2
2	Indonesia	270.3	#1
3	Japan	218.9	#2
4	India	104.9	#5
5	Philippines	101.5	#1
6	Turkey	93.3	#1
7	Brazil	92.9	#2
8	Ukraine	91.9	#1
9	Korea	90.5	#3
10	Italy	87.0	#1
11	Germany	83.9	#1
12	Egypt	80.6	#2
13	Vietnam	77.3	#5
14	Bangladesh	73.7	#5
15	Spain	72.7	#2

Source: PMI estimates. Ranking based on 2010 industry volume, excluding the People's Republic of China and the U.S.



Marlboro
FILTER CIGARETTES
PM

Philip Morris International Inc. is the most profitable publicly traded tobacco company in the world. Our performance today reflects a well-balanced source of volume from both developed and emerging markets, driven by our uncontested global leadership position, particularly in the premium-price segment. A key strength going forward lies in the breadth and depth of our powerful portfolio of brands and the tremendous innovation behind their continuing development. In this section, we share some exciting examples of how our brands and strategies in a few of the world's largest cigarette markets are driving our profitable growth.


PARLIAMENT
RESERVE
КУРЕНИЕ ВРЕДИТ ВАШЕМУ ЗДОРОВЬЮ

Parliament... The Definition of Prestige

The world of *Parliament* is one of luxury and intrigue, privilege and pleasure. With its unique recessed filter, *Parliament* offers adult smokers the promise of a refined smoking experience of superior quality.

Parliament is particularly popular across our EEMA Region, where it accounted for almost 70% of the brand's global shipment volume in 2010.

In Russia alone, the world's largest cigarette market, excluding China, it is our leading above-premium offering, including the elegant, superslims variant *Parliament Reserve*. Despite the economic downturn, shipment volume of *Parliament* in Russia grew in 2010, demonstrating both its remarkable resilience and tremendous potential.

Russia

Japan



極寒の一撃。
ICE BLAST
Marlboro
ICE BLAST
喫煙は、あなたにとって肺がんの原因の一つとなり、心筋梗塞・脳卒中の危険性や肺気腫を悪化させる危険性を高めます。
未成年者の喫煙は、健康に対する悪影響やたばこへの依存をより強めます。周りの人から勧められても決して吸ってはいけません。
妊娠中の喫煙は、胎児の発育障害や早産の原因の一つとなります。

Marlboro Fresh... Growth Through Innovation



Marlboro
ICE BLAST
Marlboro
ICE BLAST

Today's adult consumers demand, at an increasing pace, variety and novelty, in terms of both functional and emotional product benefits. We are capitalizing on these consumer preferences by maintaining a strong pipeline of innovative products and communication platforms. Leading the way, through the roll-out of its new brand architecture, is *Marlboro*. In Asia, our flagship brand continued to grow through innovation as best exemplified by the launch of different variants within the *Marlboro* Fresh family.

This is particularly true in Japan, where the introduction of brands such as *Marlboro* *Ice Blast*, which uses innovative menthol capsule technology, and which rapidly achieved a more than 1% share after only six months in the market, helped *Marlboro* to become the fastest-growing brand in terms of market share performance in 2010.

L&M... Accelerated Growth in Europe



L&M Share of Market
(percent)
20
15
10
5
0
8.5%
9.3%
10.0%
14.7%
19.6%
Netherlands
Germany
Sweden
Belgium
Slovakia
Source: PMI estimates

In 2010 as in 2009, in addition to being the second-largest brand in our global portfolio, *L&M* was also the second-largest brand in the European Union Region. In all the markets shown in this chart, *L&M* grew share by at least 0.8 percentage points in 2010. Positioned in the mid-price segment in emerging markets and mostly in the low-price segment in developed markets, the cornerstone of the brand's success is based on its value proposition and progressive, urban image.



L&M
BLUE LABEL
L&M
RED LABEL
Rauchen kann tödlich sein

L&M is notably popular in Germany, where shipment volumes in 2010 grew by double digits, and market share increased by 1.0 point to 9.3%. Sold in over 80 countries worldwide, *L&M* also enjoys success across many emerging markets, often serving as the international brand of reference for adult consumers looking to trade up from local alternatives.

Germany

Marlboro Core Flavor... Growth Through Design

Making its global debut in Italy in June 2010, *Marlboro Core Flavor* was carefully designed to respond to adult consumer preferences for a different type of *Marlboro* Red experience. A slightly smaller diameter product with a matte black packaging varnish and tactile red rooftop logo, *Marlboro Core*'s image is modern and contemporary, its personality non-conformist and its taste full bodied, yet smooth. Its presence on the market is another reflection of how the new *Marlboro* architecture has unlocked the brand's full potential and its ability to compete in all growth segments. *Marlboro Core* reached a relatively modest 0.2% market share in Italy in 2010, but the positive "halo" effect it had on the franchise contributed to *Marlboro*'s overall market share growth for the full year of 0.2 points to 22.8%.


FILTER CIGARETTES
Marlboro
CORE FLAVOR
Il fumo
uccide

Italy

Poland

Poland... Growth Through Re-Design


FILTER CIGARETTES
GOLD
Marlboro
ORIGINAL
Palenie zabija

The roll-out of the new *Marlboro* Gold packaging, present in almost 100 markets at the end of 2010, has been one of the main drivers of the variant's success. Indeed, *Marlboro* Gold's share was stable or increased in almost 70% of the top 30 volume markets in which it was present in 2010.

Marlboro Gold's promise is always to be the most modern and progressive brand, delivering pleasurably smooth taste and refined smoking sensations.

A market with one of Gold's largest share gains in 2010 was Poland. Share of *Marlboro* Gold grew by 0.5 share points to 6.4%, helping our total share in the market to increase by 1.2 points to 37.3%.

South Korea... A Model of Organic Volume Growth


PMI Market Share
(percent)
20
15
10
5
0
8.6%
9.9%
11.8%
14.4%
16.9%
2006
2007
2008
2009
2010

Source: Hankook Research

South Korea


PARLIAMENT
Lights
RECESSED FILTER
CHARCOAL

One of PMI's most impressive growth stories in recent years has been our performance in South Korea, the ninth-largest cigarette market in the world, outside of China and the United States, and one where adult consumers have shown an increasing preference for premium and above-premium international brands.

Our strong brand portfolio, led by *Marlboro*, the number one brand among young adult consumers, and *Parliament*, the fastest-growing brand in the market, has spurred our tremendous performance. Since 2006, we have increased shipment volume by over 100%, driving our share from 8.6% to almost double, at 16.9% in 2010, making PMI the fastest-growing tobacco company in Korea.

We are building on our commitment to this important market through the construction of a new factory in Yangsan. A groundbreaking ceremony was held in October 2010 and the factory will be fully operational in 2012.

The Philippines... Growth Through Business Development


2010 Retail
Price Segmentation
Premium
Mid
Low
34%
11%
55%

In February 2010, PMI announced that its affiliate, Philip Morris Philippines Manufacturing Inc. (PMPMI), and Fortune Tobacco Corporation (FTC), one of the five largest privately owned cigarette companies in the world, had signed an agreement to unite their respective business activities by transferring selected assets and liabilities of PMPMI and FTC to a new company called PMFTC, with each party holding an equal economic interest. The Philippines is one of the largest global cigarette markets, with an estimated 2010 volume of 101 billion cigarettes. The new company held a pro forma market share of 92.8% in 2010, with FTC brands, such as *Fortune*, which are strong in the low-price segment, complemented by PMI's brands, including *Marlboro*, in the premium segment.


FORTUNE
INTERNATIONAL
EXTRA


FILTER CIGARETTES
Marlboro
GOVERNMENT WARNING:
CIGARETTES
ARE ADDICTIVE

Philippines

Indonesia

Indonesia... Growth Through Local Heritage Brands


SAMPOERNA
Mild
SIGARET KRETEK
DJI SAM SOE
234
FATSAL - 5
PT HM SAMPOERNA Tbk
PABRIK ROKOK LIEM SEENG TEE
SURABAIA
DJI SAM SOE

Our terrific stable of international brands is complemented in many markets around the world by local heritage brands that enable us to compete effectively across all segments. Indeed, three of PMI's ten largest brands in volume terms are local trademarks, illustrating the depth of our portfolio. Some of our most important local heritage brands are premium priced. For example, *Sampoerna A* in Indonesia is the leading light-tasting premium brand, with record shipment volume of some 32 billion cigarettes in 2010, making it the eighth-largest brand in our global portfolio. *Dji Sam Soe*, the eleventh-largest brand in our portfolio, is the leading premium kretek cigarette in Indonesia, with shipment volume of more than 20 billion cigarettes in 2010.

North Africa... Showcasing the Potential of *Marlboro*


FILTER CIGARETTES
Marlboro
Fumer provoque des maladies cardio-vasculaires
FILTER CIGARETTES
GOLD
Marlboro
ORIGINAL
Fumer provoque des maladies cardio-vasculaires

Our progress in North Africa, including Algeria, Egypt, Morocco and Tunisia, has been nothing short of exceptional.

In 2010, our combined shipment volume in this area increased by more than 20%, with growth coming from all four markets. Our performance was driven by our flagship brand, *Marlboro*. In Egypt, where PMI has an estimated 93% share of the premium segment, *Marlboro*'s share grew in 2010 by 0.3 points to 5.1%.

In Algeria, shipment volume of *Marlboro* surged over 60% in 2010, contributing to an extremely robust 6.2 point increase in the brand's market share to a record 18.2% and to PMI's more than 98% share of the premium-price segment.

Whilst events in North Africa at the start of 2011 will affect our performance, we hope the impact will be temporary.

North Africa


DELICADOS
Con Filtro
FINA MEZCLA DE TABACOS MEXICANOS
CONT. 20 CIGARROS CON FILTRO

Mexico... Growth Through Local Heritage Brands

Delicados, our largest local heritage brand in Mexico, is the second-largest brand in the market and one of PMI's top 25 brands worldwide. The brand elicits strong affection for its genuine national heritage — perhaps not surprisingly given that it is one of the country's oldest cigarette brands, having been launched originally in 1919. *Delicados*, positioned in the low-price segment, reached a record 11.9% share of the total market in 2010 and complements our portfolio, which includes *Marlboro*, the market leader, which increased share by 0.9 points to reach 49.1%.

Mexico

Corporate Social Responsibility

298 initiatives

61 countries

$25 million in funding



Philip Morris International Inc. (PMI) supports charitable giving programs that improve living conditions in places our employees reside and work, as well as in the farming communities where we source our tobacco. We have identified five areas for giving that we focus on: hunger and extreme poverty, education, environmental sustainability/living conditions in rural communities, domestic violence, and disaster relief. These areas parallel many of the UN Millennium Development Goals, and we have chosen to focus on them because they are among the most critical issues affecting the countries in which we operate.

We select and manage our programs working directly with local non-governmental organizations (NGOs). The process starts with the recommendations of our employees, who we feel are best placed to recognize their communities' needs. Of course, it would be easier to write a check and let an international charity take care of the details. We prefer to know where the money is going and to follow the results on the ground. This hands-on involvement has other benefits. We expect our partner NGOs to meet strict international standards for grant requests and project evaluation, thereby building their capacity to obtain funds from other international sources. Also, our employees are often able to volunteer on projects and help improve the well being of their communities. A few of our employee volunteer programs in 2010 are illustrated in this section.

During 2010, PMI provided $25 million in funding to support 298 charitable contribution initiatives in 61 countries. In total, more than three million people benefited from PMI grants covering the areas of hunger and poverty, education, domestic violence, environmental sustainability/living conditions in rural communities and disaster relief. As a result of PMI's funding:

- Approximately 500,000 people are receiving access to clean water and sanitation;
- 270,000 students and teachers are receiving educational support, including improved teaching methodologies, scholarships, refurbished classrooms, books and supplies;
- More than 300,000 people in need are receiving food and/or medical assistance;
- Approximately 900,000 people are benefiting from new homes, shelters and community centers;
- More than 17,000 victims of domestic violence are receiving shelter, counseling and/or financial aid;
- More than 19,000 people have been given the skills to start new jobs; and
- As part of an ongoing program, 10 million trees were planted.

A Day of Kindness in Russia

Russians universally recognize veterans of the Second World War as heroes, but government officials and citizens alike are troubled by the fact that so many of these war heroes now find themselves impoverished.

To assist this group, PMI funds multiple programs where our offices and factories are located. These programs provide basic food and household appliances to nearly 19,000 World War II veterans. Many of PMI's employees and their families participate in these programs by visiting veterans to deliver these donations personally.


МОРРИС

Philip Morris Izhora employee, Alexander Vinokur (right), congratulates Lyudmila Nikolaevna Kulakova (center) and Yevgenia Nikolayevna Mikhasenko (left) during the annual Day of Kindness. The event marks the anniversary of the lifting of the siege of Leningrad on January 27, 1944, which both ladies survived as young children.

Employee Volunteer Programs

PMI's employees participated in charitable programs in 31 countries in 2010. Here are four examples from around the world.

Environmental Sustainability

In support of International Coastal Clean-Up Day, more than 50 volunteers from our Philippine affiliate, including the management team, helped to clean a polluted beach 20 kilometers south of Manila alongside other volunteers and representatives from the Department of Environment and Natural Resources.


Philippines

Hunger and Poverty

The Goodwill Network, a group of employee volunteers from PMI's Portuguese affiliate, Tabaqueira, is dedicated to promoting equal opportunities for disabled members of the local community. Here Tabaqueira volunteers plant seeds to support the Center for the Education of Disabled People of Mira Sintra. Fifty-seven people, including 42 with disabilities, now work at the Center for Protected Employment, some of them at two greenhouses constructed in the area around our local factory with PMI financial support.


Portugal

Rural Living Conditions

PMI is helping to stop the destruction of Indonesia's mangrove forests by financing a program that is protecting 871 hectares of these forests in the eastern region of Surabaya. The program is also providing sustainable livelihoods for 300 mangrove farmers, fishermen, and fish farmers, and benefiting more than 30,000 people living in the vicinity of the protected area.


Indonesia

Disaster Relief

Following a volcanic eruption and flooding in May 2010, PMI funded the construction of 125 houses for disaster victims in and around Guatemala City. More than 200 employees spent two days building homes.


Guatemala

Board of Directors

Harold Brown[2,3,5]
Counselor, Center for Strategic and International Studies
Director since 2008

Mathis Cabiallavetta[1,3,4,5]
Vice Chairman, Swiss Reinsurance Company Ltd.
Director since 2008

Louis C. Camilleri
Chairman of the Board and Chief Executive Officer, Philip Morris International Inc.
Director since 2008

J. Dudley Fishburn[1,2,4,5]
Chairman, Henderson Smaller Companies Investment Trust plc (UK)
Director since 2008

Jennifer Li[1,3,4]
Chief Financial Officer Baidu Inc.
Director since 2010

Graham Mackay[2,3,5]
Chief Executive, SABMiller plc
Director since 2008

Sergio Marchionne[1,2,4]
Chief Executive Officer, Fiat S.p.A.
Chairman, Fiat Industrial S.p.A.
Chief Executive Officer, Chrysler Group LLC
Director since 2008

Lucio A. Noto[1,3,4]
Managing Partner, Midstream Partners, LLC
Director since 2008

Carlos Slim Helú[3,5]
Chairman, Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.
Chairman, Carso Infraestructura y Construcción, S.A.B. de C.V.
Director since 2008

Stephen M. Wolf[1,2,4,5]
Chairman, R.R. Donnelley & Sons Company
Managing Partner, Alpilles, LLC
Chairman of the Advisory Board, Trilantic Capital Partners
Director since 2008

Committees
Presiding Director, *Lucio A. Noto*
[1] Member of Audit Committee, *Lucio A. Noto*, Chair
[2] Member of Compensation and Leadership Development Committee, *Stephen M. Wolf*, Chair
[3] Member of Finance Committee, *Mathis Cabiallavetta*, Chair
[4] Member of Nominating and Corporate Governance Committee, *J. Dudley Fishburn*, Chair
[5] Member of Product Innovation and Regulatory Affairs Committee, *Harold Brown*, Chair

Company Management

Louis C. Camilleri
Chairman of the Board and Chief Executive Officer

David M. Bernick
Senior Vice President and General Counsel

André Calantzopoulos
Chief Operating Officer

Kevin Click
Senior Vice President and Chief Information Officer

Doug Dean
Senior Vice President, Research and Development

Even Hurwitz
Senior Vice President, Corporate Affairs

Martin King
Senior Vice President, Operations

Marco Kuepfer
Vice President, Finance and Treasurer

James R. Mortensen
President, Latin America & Canada Region

Jacek Olczak
President, European Union Region

Matteo Pellegrini
President, Asia Region

Joachim Psotta
Vice President and Controller

Daniele Regorda
Senior Vice President, Human Resources

Hermann Waldemer
Chief Financial Officer

Jerry Whitson
Deputy General Counsel and Corporate Secretary

Miroslaw Zielinski
President, Eastern Europe, Middle East & Africa Region and PMI Duty Free

Management's Discussion and Analysis of Financial Condition and Results of Operations

Description of Our Company

We are a holding company whose subsidiaries and affiliates, and their licensees, are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside the United States of America. We manage our business in four segments:

- European Union;
- Eastern Europe, Middle East & Africa (EEMA);
- Asia; and
- Latin America & Canada.

Our products are sold in approximately 180 countries and, in many of these countries, they hold the number one or number two market share position. We have a wide range of premium, mid-price and low-price brands. Our portfolio comprises both international and local brands.

We use the term net revenues to refer to our operating revenues from the sale of our products, net of sales and promotion incentives. Our net revenues and operating income are affected by various factors, including the volume of products we sell, the price of our products, changes in currency exchange rates and the mix of products we sell. Mix is a term used to refer to the proportionate value of premium-price brands to mid-price or low-price brands in any given market (product mix). Mix can also refer to the proportion of volume in more profitable markets versus volume in less profitable markets (geographic mix). We often collect excise taxes from our customers and then remit them to local governments, and, in those circumstances, we include the excise taxes in our net revenues and in excise taxes on products. Our cost of sales consists principally of tobacco leaf, non-tobacco raw materials, labor and manufacturing costs.

Our marketing, administration and research costs include the costs of marketing our products, other costs generally not related to the manufacture of our products (including general corporate expenses), and costs incurred to develop new products. The most significant components of our marketing, administration and research costs are selling and marketing expenses, which relate to the cost of our sales force as well as to the advertising and promotion of our products.

We are a legal entity separate and distinct from our direct and indirect subsidiaries. Accordingly, our right, and thus the right of our creditors and stockholders, to participate in any distribution of the assets or earnings of any subsidiary is subject to the prior claims of creditors of such subsidiary, except to the extent that claims of our company itself as a creditor may be recognized. As a holding company, our principal sources of funds, including funds to make payment on our debt securities, are from the receipt of dividends and repayment of debt from our subsidiaries. Our principal wholly owned and majority-owned subsidiaries currently are not limited by long-term debt or other agreements in their ability to pay cash dividends or to make other distributions with respect to their common stock.

Separation from Altria Group, Inc.

We were a wholly owned subsidiary of Altria Group, Inc. ("Altria") until the distribution of all of the PMI shares owned by Altria (the "Spin-off") was made on March 28, 2008 (the "Distribution Date"). For information regarding our separation from Altria and our other transactions with Altria Group, Inc. and affiliates, see Note 4. *Transactions with Altria Group, Inc. and Related Party* to our consolidated financial statements.

Executive Summary

The following executive summary is intended to provide you with the significant highlights from the Discussion and Analysis that follows.

- **Consolidated Operating Results**—The changes in our reported net earnings attributable to PMI and diluted earnings per share ("diluted EPS") for the year ended December 31, 2010, from the comparable 2009 amounts, were as follows:

(in millions, except per share data)	Net Earnings Attributable to PMI	Diluted EPS
For the year ended December 31, 2009	$ 6,342	$ 3.24
2009 Asset impairment and exit costs	19	0.01
2009 Colombian Investment and Cooperation Agreement charge	93	0.04
Subtotal of 2009 items	112	0.05
2010 Asset impairment and exit costs	(24)	(0.02)
2010 Tax items	121	0.07
Subtotal of 2010 items	97	0.05
Currency	232	0.12
Interest	(60)	(0.03)
Impact of lower shares outstanding and share-based payments	10	0.22
Change in tax rate	59	0.03
Operations	467	0.24
For the year ended December 31, 2010	$ 7,259	$ 3.92

See the discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis.

- **Asset Impairment and Exit Costs**—We recorded pre-tax asset impairment and exit costs primarily related to the streamlining of various administrative functions and operations. During 2010, we recorded pre-tax asset impairment and exit costs of $47 million ($24 million after tax and non-controlling interest) related to factory restructuring charges in Greece, the Netherlands and Portugal, as well as a contract termination charge in the Philippines. During 2009, these pre-tax costs were $29 million ($19 million after tax) and were primarily related to severance costs in the European Union. For further details, see Note 5. *Asset Impairment and Exit Costs* to our consolidated financial statements.

- **Colombian Investment and Cooperation Agreement Charge**—During 2009, we recorded a pre-tax charge of $135 million ($93 million after tax) related to the Investment and Cooperation Agreement in Colombia. The charge was recorded in the operating companies income of the Latin America & Canada segment. For further details, see Note 18. *Colombian Investment and Cooperation Agreement* to our consolidated financial statements.

- **Income Taxes**—Our effective income tax rate for 2010 decreased 1.7 percentage points to 27.4%. The 2010 effective tax rate was favorably impacted by the reversal of tax reserves ($148 million) following the conclusion of the IRS examination of Altria Group, Inc.'s consolidated tax returns for the years 2000 through 2003, partially offset by the negative impact of an enacted increase in corporate income tax rates in Greece ($21 million) and the net result of an audit in Italy ($6 million).

- **Currency**—The favorable currency impact during 2010 was due primarily to the Australian dollar, Canadian dollar, Indonesian rupiah, Japanese yen, Korean won, Mexican peso, Russian ruble and Turkish lira, partially offset by the Euro and Swiss franc.

- **Interest**—The unfavorable impact of interest was due primarily to higher average debt levels and lower interest income, partially offset by lower average interest rates on debt.

- **Lower Shares Outstanding and Share-Based Payments**—The favorable EPS impact was due to the repurchase of our common stock pursuant to our share repurchase programs.

- **Operations**—The increase in our operations reflected in the table above was due primarily to the following:

  - Eastern Europe, Middle East & Africa: Higher pricing and the favorable impact of acquisitions, partially offset by lower volume/mix, higher manufacturing costs and higher marketing, administration and research costs;

  - Asia: Higher pricing and the favorable impact of the business combination in the Philippines, partially offset by lower volume/mix, higher marketing, administration and research costs and higher manufacturing costs; and

  - Latin America & Canada: Higher pricing and higher volume/mix, partially offset by higher manufacturing costs and higher marketing, administration and research costs;

  partially offset by:

  - European Union: Lower volume/mix and higher marketing, administration and research costs, largely offset by higher pricing.

  For further details, see the "Consolidated Operating Results" and "Operating Results by Business Segment" sections of the following "Discussion and Analysis."

- **2011 Forecasted Results**—On February 10, 2011, we announced our forecast for 2011 full-year reported diluted EPS to be in a range of $4.35 to $4.45, at prevailing exchange rates at that date, versus $3.92 in 2010. Excluding a forecasted favorable currency impact of approximately $0.10 in 2011, reported diluted earnings per share are projected to increase by approximately 8.5% to 11.0%, or by approximately 10% to 12.5% versus 2010 adjusted diluted earnings per share of $3.87. We calculated 2010 adjusted diluted EPS as reported diluted EPS of $3.92, less the $0.07 per share benefit of discrete tax items, plus the $0.02 per share charge related to asset impairment and exit costs. This 2011 guidance excludes the impact of any potential future acquisitions, asset impairment and exit cost charges, and any unusual events. The factors described in the *Cautionary Factors That May Affect Future Results* section of the following *Discussion and Analysis* represent continuing risks to this forecast.

  Adjusted diluted EPS is not a U.S. GAAP measure. We define adjusted diluted EPS as reported diluted EPS adjusted for asset impairment and exit costs, discrete tax items and unusual items. We believe it is appropriate to disclose this measure as it represents core earnings, improves comparability and helps investors analyze business performance and trends. Adjusted diluted EPS should not be considered in isolation, or as a substitute for reported diluted EPS prepared in accordance with U.S. GAAP.

Discussion and Analysis

Critical Accounting Policies and Estimates

Note 2. *Summary of Significant Accounting Policies* to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. In most instances, we must use a particular accounting policy or method because it is the only one that is permitted under accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of financial statements requires that we use estimates and assumptions that affect the reported amounts of our assets, liabilities, net revenues and expenses, as well as our disclosure of contingencies. If actual amounts differ from previous estimates, we include the revisions in our consolidated results of operations in the period during which we know the actual amounts. Historically, aggregate differences, if any, between our estimates and actual amounts in any year have not had a significant impact on our consolidated financial statements.

The selection and disclosure of our critical accounting policies and estimates have been discussed with our Audit Committee. The following is a discussion of the more significant assumptions, estimates, accounting policies and methods used in the preparation of our consolidated financial statements:

■ **Revenue Recognition**—As required by U.S. GAAP, we recognize revenues, net of sales and promotion incentives. Our net revenues include excise taxes and shipping and handling charges billed to our customers. Our net revenues are recognized upon shipment or delivery of goods when title and risk of loss pass to our customers. We record shipping and handling costs paid to third parties as part of cost of sales.

■ **Goodwill and Non-Amortizable Intangible Assets Valuation**—We test goodwill and non-amortizable intangible assets annually for impairment or more frequently if events occur that would warrant such review. We perform our annual impairment analysis in the first quarter of each year. The impairment analysis involves comparing the fair value of each reporting unit or non-amortizable intangible asset to the carrying value. If the carrying value exceeds the fair value, goodwill or a non-amortizable intangible asset is considered impaired. To determine the fair value of goodwill, we primarily use a discounted cash flow model, supported by the market approach using earnings multiples of comparable companies. To determine the fair value of non-amortizable intangible assets, we primarily use a discounted cash flow model applying the relief-from-royalty method. These discounted cash flow models include management assumptions relevant for forecasting operating cash flows, which are subject to changes in business conditions, such as volumes and prices, costs to produce, discount rates and estimated capital needs. Management considers historical experience and all available information at the time the fair values are estimated, and we believe these assumptions are consistent with the assumptions a hypothetical marketplace participant would use. We concluded that the fair value of our reporting units and non-amortizable intangible assets exceeded this carrying value and any reasonable movement in the assumptions would not result in an impairment. Since the March 28, 2008, spin-off from Altria, we have not recorded a charge to earnings for an impairment of goodwill or non-amortizable intangible assets.

■ **Marketing and Advertising Costs**—As required by U.S. GAAP, we record marketing costs as an expense in the year to which costs relate. We do not defer amounts on our balance sheet. We expense advertising costs during the year in which the costs are incurred. We record consumer incentives and trade promotion costs as a reduction of revenues during the year in which these programs are offered, relying on estimates of utilization and redemption rates that have been developed from historical information. Such programs include, but are not limited to, discounts, rebates, in-store display incentives and volume-based incentives. For interim reporting purposes, advertising and certain consumer incentives are charged to earnings based on estimated sales and related expenses for the full year.

■ **Employee Benefit Plans**—As discussed in Note 13. *Benefit Plans* to our consolidated financial statements, we provide a range of benefits to our employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). We record annual amounts relating to these plans based on calculations specified by U.S. GAAP. These calculations include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases and turnover rates. We review actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As permitted by U.S. GAAP, any effect of the modifications is generally amortized over future periods. We believe that the assumptions utilized in recording our obligations under these plans are reasonable based upon advice from our actuaries.

At December 31, 2010, our discount rate was 5.40% for our U.S. pension and postretirement plans. This rate was 50 basis points lower than our 2009 discount rate. Our weighted-average discount rate assumption for our non-U.S. pension plans decreased to 4.00%, from 4.33% at December 31, 2009. Our weighted-average discount rate assumption for our non-U.S. postretirement plans was 5.14% at December 31, 2010, and 5.99% at December 31, 2009. We presently anticipate that assumption changes, coupled with the amortization of deferred gains and losses, will increase 2011 pre-tax U.S. and non-U.S. pension and postretirement expense to approximately $153 million as compared with $143 million in 2010, excluding amounts related to early retirement programs. A fifty-basis-point decrease in our discount rate would increase our 2011 pension and postretirement expense by approximately $38 million, whereas a fifty-basis-point increase in our discount rate would decrease our 2011 pension and postretirement expense by approximately $32 million. Similarly, a fifty-basis-point decrease (increase) in the expected return on plan assets would increase (decrease) our 2011 pension expense by approximately $25 million.

See Note 13. *Benefit Plans* to our consolidated financial statements for a sensitivity discussion of the assumed health care cost trend rates.

■ **Income Taxes**—Prior to the Distribution Date, we were a wholly owned subsidiary of Altria. We participated in a tax-sharing agreement with Altria for U.S. tax liabilities, and our accounts were included with those of Altria for purposes of its U.S. federal income tax return. Under the terms of the agreement, taxes were computed on a separate company basis. To the extent that we generated foreign tax credits, capital losses and other credits that could not be utilized on a separate company basis, but were utilized in Altria's consolidated U.S. federal income tax return, we would recognize the resulting benefit in the calculation of our provision for income taxes. We made payments to, or were reimbursed by, Altria for the tax effects resulting from our inclusion in Altria's consolidated United States federal income tax return. On the Distribution Date, we entered into a Tax Sharing Agreement with Altria. The Tax Sharing Agreement generally governs Altria's and our respective rights, responsibilities and obligations for pre-distribution periods and for potential taxes on the Spin-off. With respect to any potential tax resulting from the Spin-off, responsibility for the tax will be allocated to the party that acted (or failed to act) in a manner which resulted in the tax. Beginning March 31, 2008, we were no longer a member of the Altria consolidated tax return group, and we filed our own U.S. federal consolidated income tax return.

Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, are determined on a separate company basis, and the related assets and liabilities are recorded in our consolidated balance sheets.

The extent of our operations involves dealing with uncertainties and judgments in the application of complex tax regulations in a multitude of jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. In accordance with the authoritative guidance for income taxes, we evaluate potential tax exposures and record tax liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be due. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

The effective tax rates used for interim reporting are based on our full-year geographic earnings mix projections and cash repatriation plans. Changes in earnings mix or in cash repatriation plans could have an impact on the effective tax rates, which we monitor each quarter. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

■ **Hedging**—As discussed below in "Market Risk," we use derivative financial instruments principally to reduce exposures to market risks resulting from fluctuations in foreign currency exchange rates by creating offsetting exposures. For derivatives to which we have elected to apply hedge accounting, we meet the requirements of U.S. GAAP. As a result, gains and losses on these derivatives are deferred in accumulated other comprehensive earnings (losses) and recognized in the consolidated statement of earnings in the periods when the related hedged transactions are also recognized in operating results. If we had elected not to use the hedge accounting provisions permitted under U.S. GAAP, gains (losses) deferred in stockholders' equity would have been recorded in our net earnings.

■ **Contingencies**—As discussed in Note 21. *Contingencies* to our consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us and/or our subsidiaries, and/or our indemnitees in various jurisdictions. We and our subsidiaries record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable, and the amount of the loss can be reasonably estimated. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Much of the tobacco-related litigation is in its early stages and litigation is subject to uncertainty. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, after assessing the information available to it (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss for any of the pending tobacco-related cases; and (iii) accordingly, no estimated loss has been accrued in the consolidated financial statements for unfavorable outcomes in these cases, if any. Legal defense costs are expensed as incurred.

Consolidated Operating Results

See pages 41 to 44 for a discussion of "Cautionary Factors That May Affect Future Results." Our cigarette volume, net revenues, excise taxes on products and operating companies income by segment were as follows:

(in millions)	2010	2009	2008
Cigarette Volume			
European Union	**222,964**	235,300	243,451
Eastern Europe, Middle East & Africa	**289,312**	298,760	303,205
Asia	**282,290**	226,204	223,724
Latin America & Canada	**105,290**	103,779	99,377
Total cigarette volume	**899,856**	864,043	869,757

(in millions)	2010	2009	2008
Net Revenues			
European Union	**$28,050**	$28,550	$30,265
Eastern Europe, Middle East & Africa	**15,928**	13,865	14,817
Asia	**15,235**	12,413	12,222
Latin America & Canada	**8,500**	7,252	6,336
Net revenues	**$67,713**	$62,080	$63,640

(in millions)	2010	2009	2008
Excise Taxes on Products			
European Union	**$19,239**	$19,509	$20,577
Eastern Europe, Middle East & Africa	**8,519**	7,070	7,313
Asia	**7,300**	5,885	6,037
Latin America & Canada	**5,447**	4,581	4,008
Excise taxes on products	**$40,505**	$37,045	$37,935

(in millions)	2010	2009	2008
Operating Income			
Operating companies income:			
European Union	**$ 4,311**	$ 4,506	$ 4,738
Eastern Europe, Middle East & Africa	**3,152**	2,663	3,119
Asia	**3,049**	2,436	2,057
Latin America & Canada	**953**	666	520
Amortization of intangibles	**(88)**	(74)	(44)
General corporate expenses	**(177)**	(157)	(142)
Operating income	**$11,200**	$10,040	$10,248

As discussed in Note 12. *Segment Reporting* to our consolidated financial statements, we evaluate segment performance and allocate resources based on operating companies income, which we define as operating income before general corporate expenses and amortization of intangibles. We believe it is appropriate to disclose this measure to help investors analyze the business performance and trends of our various business segments.

References to total international cigarette market, total cigarette market, total market and market shares throughout this Discussion and Analysis are our estimates based on a number of internal and external sources.

The following events that occurred during 2010, 2009 and 2008 affected the comparability of our statement of earnings amounts:

- **Asset Impairment and Exit Costs**—For the years ended December 31, 2010, 2009 and 2008, pre-tax asset impairment and exit costs by segment were as follows:

(in millions)	2010	2009	2008
Separation programs:			
European Union	**$27**	$29	$66
Latin America & Canada			3
Total separation programs	**27**	29	69
Contract termination charges:			
Eastern Europe, Middle East & Africa			1
Asia	**20**		14
Total contract termination charges	**20**	—	15
Asset impairment and exit costs	**$47**	$29	$84

For further details, see Note 5. *Asset Impairment and Exit Costs* to our consolidated financial statements.

- **Colombian Investment and Cooperation Agreement Charge**—As previously discussed, the 2009 operating companies income of the Latin America & Canada segment included a pre-tax charge of $135 million related to the Investment and Cooperation Agreement in Colombia.

- **Equity Loss from RBH Legal Settlement**—The 2008 operating companies income of the Latin America & Canada segment included a $124 million charge related to the Rothmans, Benson & Hedges Inc. ("RBH") legal settlement with the Government of Canada and all ten provinces. For further details, see Note 19. *RBH Legal Settlement* to our consolidated financial statements.

- **Charge Related to Previous Distribution Agreement in Canada**—During the third quarter of 2008, we recorded a pre-tax charge of $61 million related to a previous distribution agreement in Canada. This charge was recorded in the operating companies income of the Latin America & Canada segment.

- **Acquisitions and Other Business Arrangements**—For further details, see Note 6. *Acquisitions and Other Business Arrangements* to our consolidated financial statements.

2010 compared with 2009

The following discussion compares our consolidated operating results for the year ended December 31, 2010, with the year ended December 31, 2009.

Our cigarette shipment volume of 899.9 billion units increased 35.8 billion (4.1%), due primarily to gains in:

- Asia, driven by growth in Indonesia, reflecting a higher total market; Korea, driven by higher share; and the favorable impact of the business combination with Fortune Tobacco Corporation in the Philippines of 57.4 billion units; partially offset by Japan, due to the lower total market reflecting the impact of the October 1, 2010 tax-driven retail price increases and unfavorable trade inventory movements, partly offset by higher market share; and

- Latin America & Canada, mainly due to Canada, reflecting a higher tax-paid market, and Mexico, partially driven by trade inventory movements ahead of the January 1, 2011 excise tax increase.

These gains were partially offset by declines in:

- the European Union, primarily reflecting lower total markets, notably in the Baltic States, Greece, Poland and Spain, driven by tax-driven price increases and adverse economic conditions; and lower market share, mainly in the Czech Republic, Germany, Greece and Portugal; and

- EEMA, primarily due to: Romania, reflecting a lower total market and lower market share following excise tax increases in 2009 and January and July, 2010, as well as unfavorable trade inventory movements; Turkey, reflecting the unfavorable impact of a significant excise tax increase in January 2010; and Ukraine, reflecting the unfavorable impact of steep tax-driven price increases in January and July, 2010; partially offset by increases in Russia, due primarily to higher market share and favorable distributor inventory movements; and North Africa, primarily Algeria, reflecting higher market share.

Excluding acquisitions (primarily the business combination with Fortune Tobacco Corporation in the Philippines), our cigarette shipment volume was down 2.5%.

Our market share performance was stable or registered growth in a number of markets, including Algeria, Argentina, Belgium, Brazil, Egypt, Indonesia, Japan, Korea, Mexico, the Netherlands, Pakistan, Poland, Russia, Singapore, Switzerland and Thailand.

Total cigarette shipments of *Marlboro* of 297.4 billion units were down by 1.5%, due primarily to a decrease in the European Union of 5.8%, mainly reflecting: lower share in Germany, lower share in Greece, driven by excise tax and VAT-driven price increases, and a lower total market in Spain; a decrease in EEMA of 1.5%, primarily due to Turkey, reflecting tax-driven price increases; Romania and Russia, partially offset by strong growth in North Africa; an increase in Asia of 3.0%, led by growth in Korea and the Philippines, offset by Japan following the significant tax increase of October 1, 2010; and growth in Latin America and Canada of 2.1%, driven by Colombia and Mexico.

Total cigarette shipments of *L&M* of 88.6 billion units were down by 2.4%, with shipment growth in the European Union, primarily in Germany and Greece, more than offset by EEMA, primarily due to declines in Russia and Ukraine, partly offset by growth in Algeria. Total *Chesterfield* cigarette shipments of 36.4 billion units declined 3.3%, driven by lower shipments in Spain and Ukraine, partially offset by growth in Poland and Russia. Total cigarette shipments of *Parliament* of 35.2 billion units were down by 5.7%, due primarily to declines in Japan and Turkey, partially offset by growth in Korea. Total cigarette shipments of *Lark* of 28.7 billion units decreased by 6.0%, due primarily to declines in Japan, partially offset by growth in Turkey. Total cigarette shipments of *Bond Street* of 44.1 billion units increased by 5.7%, driven by double-digit growth in Russia, partly offset by declines in Turkey and Ukraine.

Total shipment volume of other tobacco products (OTP), in cigarette equivalent units, grew by 35.1%, benefitting from the acquisition of Swedish Match South Africa (Proprietary) Limited. Excluding acquisitions, shipment volume of OTP was down by 4.3%, primarily due to lower volume in Poland, reflecting the impact of the excise tax alignment of pipe tobacco to roll-your-own in the first quarter of 2009, partly offset by the growth of fine cut in Belgium, Germany and Spain.

Total shipment volume for cigarettes and OTP was up by 4.8%, or down by 2.5% excluding acquisitions.

Our net revenues and excise taxes on products were as follows:

(in millions)	2010	2009	Variance	%
Net revenues	**$67,713**	$62,080	$5,633	9.1%
Excise taxes on products	**40,505**	37,045	3,460	9.3%
Net revenues, excluding excise taxes on products	**$27,208**	$25,035	$2,173	8.7%

Currency movements increased net revenues by $1.6 billion ($694 million, after excluding the impact of currency movements on excise taxes). The $694 million increase was due primarily to the Australian dollar, Brazilian real, Canadian dollar, Indonesian rupiah, Japanese yen, Korean won, Mexican peso, Russian ruble and Turkish lira, partially offset by the Argentine peso and the Euro.

Net revenues, which include excise taxes billed to customers, increased $5.6 billion (9.1%). Excluding excise taxes, net revenues increased $2.2 billion (8.7%) to $27.2 billion. This increase was due to:

- price increases ($1.7 billion),
- favorable currency ($694 million) and
- the impact of acquisitions ($631 million), partially offset by
- lower volume/mix ($814 million).

Excise taxes on products increased $3.5 billion (9.3%), due to:

- higher excise taxes resulting from changes in retail prices and tax rates ($3.9 billion),
- currency movements ($863 million) and
- the impact of acquisitions ($246 million), partially offset by
- lower volume/mix ($1.5 billion).

As discussed under the caption "Business Environment," governments have consistently increased excise taxes in most of the markets in which we operate. We expect excise taxes to continue to increase.

Our cost of sales; marketing, administration and research costs; and operating income were as follows:

(in millions)	2010	2009	Variance	%
Cost of sales	**$ 9,713**	$ 9,022	$ 691	7.7%
Marketing, administration and research costs	**6,160**	5,870	290	4.9%
Operating income	**11,200**	10,040	1,160	11.6%

Cost of sales increased $691 million (7.7%), due to:

- the impact of acquisitions ($480 million),
- currency movements ($176 million) and
- higher manufacturing costs ($165 million, primarily leaf tobacco costs), partially offset by
- volume/mix ($130 million).

With regard to tobacco leaf prices, we expect modest increases going forward, broadly in line with inflation, as the market has now been stabilized, due in part to our increased direct involvement with local farmers. We also anticipate some cost pressure driven in large measure by the historical leaf tobacco price increases that will continue to affect our product costs in 2011, the more expensive materials and packaging associated with the *Marlboro* architecture and other premium brand offerings, as well as the cost associated with the implementation of reduced cigarette ignition propensity rules in the European Union in the fourth quarter.

Marketing, administration and research costs increased $290 million (4.9%), due primarily to:

- currency ($177 million),
- higher general and administrative expenses ($100 million),
- higher research and development costs ($48 million),
- higher marketing and selling expenses ($22 million) and
- the impact of acquisitions ($20 million), partially offset by
- the 2009 charge related to the Colombian Investment and Cooperation Agreement ($135 million).

Operating income increased $1.2 billion (11.6%). This increase was due primarily to:

- price increases ($1.7 billion),
- favorable currency ($337 million),

- the 2009 charge related to the Colombian Investment and Cooperation Agreement ($135 million) and
- the impact of acquisitions ($131 million),

partially offset by

- lower volume/mix ($684 million),
- higher manufacturing costs ($165 million),
- higher general and administrative expenses ($100 million),
- higher research and development costs ($48 million),
- higher marketing and selling expenses ($22 million) and
- higher asset impairment and exit costs ($18 million).

Interest expense, net, of $876 million increased $79 million, due primarily to higher average debt levels and lower interest income, partially offset by lower average interest rates on debt.

Our effective tax rate decreased 1.7 percentage points to 27.4%. The 2010 effective tax rate was favorably impacted by the reversal of tax reserves ($148 million) following the conclusion of the IRS examination of Altria Group, Inc.'s consolidated tax returns for the years 2000 through 2003, partially offset by the negative impact of an enacted increase in corporate income tax rates in Greece ($21 million) and the net result of an audit in Italy ($6 million). The effective tax rate is based on our full-year geographic earnings mix and cash repatriation plans. Changes in our cash repatriation plans could have an impact on the effective tax rate, which we monitor each quarter. Significant judgment is required in determining income tax provisions and in evaluating tax positions. Based upon tax regulations in existence at December 31, 2010, and our cash repatriation plans, we estimate that our 2011 effective tax rate will be approximately 29% to 30%.

We are regularly examined by tax authorities around the world. Although we do not anticipate the closure of any significant tax audits in the next twelve months, examinations could result in a change in unrecognized tax benefits along with related interest and penalties.

Net earnings attributable to PMI of $7.3 billion increased $917 million (14.5%). This increase was due primarily to higher operating income and a lower effective tax rate, partially offset by higher interest expense, net. Diluted EPS of $3.92 and basic EPS of $3.93 increased by 21.0% and 20.9%, respectively. Excluding a favorable currency impact of $0.12, diluted EPS increased 17.3%.

2009 compared with 2008

The following discussion compares our consolidated operating results for the year ended December 31, 2009, with the year ended December 31, 2008.

Our cigarette shipment volume of 864.0 billion units decreased 5.7 billion (0.7%), as gains in Asia, primarily driven by Indonesia and double-digit growth in Korea, and in Latin America & Canada, from the acquisition of Rothmans Inc. in Canada, were more than offset by declines in the European Union and EEMA, mainly due to the impact of the economic crisis, primarily in the Baltic States, Spain and Ukraine. Excluding acquisitions, our cigarette shipment volume was down 1.5%.

Our market share performance registered a stable or growing trend in a number of markets, including Algeria, Argentina, Australia, Austria, Belgium, Brazil, Bulgaria, Canada, the Canary Islands, the Dominican Republic, Egypt, Finland, Greece, Hungary, Japan, Korea, Mexico, the Netherlands, Portugal, Romania, Russia, Spain, Turkey, Ukraine and Duty Free.

Despite growth of 4.3% in Asia, total cigarette shipments of *Marlboro* of 302.0 billion units were down 2.8%, primarily due to market declines in the European Union and EEMA, largely due to the effects of the economic crisis in Spain and a softening of the premium segment in Russia and Ukraine.

Total cigarette shipments of *L&M* of 90.8 billion units were down 1.7%, with growth of 8.6% in the European Union offset primarily by a decline in Russia. Driven by a decrease in shipments in Spain, Russia and Ukraine, total cigarette shipments of *Chesterfield* declined 7.5%. Total cigarette shipments of *Parliament* decreased 0.3%, led by declines in EEMA and the European Union, partially offset by growth in Asia of 5.4%. Total cigarette shipments of *Virginia Slims* declined 3.6%, reflecting a decline in Russia. Total cigarette shipments of *Lark* increased 15.5%, driven by growth in Turkey, and *Bond Street* increased 7.1%, primarily driven by growth in Russia.

Total shipment volume of other tobacco products (in cigarette equivalent units) grew 33.2%, primarily driven by the acquisition of Swedish Match South Africa (Proprietary) Limited. Excluding acquisitions, shipment volume of other tobacco products was down 8.1%, primarily due to lower cigarillo volumes in Germany, where the segment has declined, and the impact in Poland of the excise tax alignment of pipe tobacco to roll-your-own products in the first quarter of 2009.

Total shipment volume for cigarettes and other tobacco products was essentially flat, and down 1.6% excluding acquisitions.

Our net revenues and excise taxes on products were as follows:

(in millions)	2009	2008	Variance	%
Net revenues	$62,080	$63,640	$(1,560)	(2.5%)
Excise taxes on products	37,045	37,935	(890)	(2.3%)
Net revenues, excluding excise taxes on products	$25,035	$25,705	$ (670)	(2.6%)

Currency movements decreased net revenues by $7.7 billion ($2.6 billion, after excluding the impact of currency movements on excise taxes). The $2.6 billion decrease was due primarily to the strength of the U.S. dollar versus the Euro and many emerging market currencies, in particular the Indonesian rupiah, Mexican peso, Russian ruble, Turkish lira and Ukrainian hryvnia. This impact was partially offset by the weakness of the U.S. dollar versus the Japanese yen.

Net revenues, which include excise taxes billed to customers, decreased $1.6 billion (2.5%). Excluding excise taxes, net revenues decreased $670 million (2.6%) to $25.0 billion. This decrease was due to:

- unfavorable currency ($2.6 billion) and
- lower volume/mix ($620 million), partially offset by
- price increases ($2.0 billion) and
- the impact of acquisitions ($564 million).

Excise taxes on products decreased $890 million (2.3%), due primarily to:

- currency movements ($5.1 billion), partially offset by
- higher excise taxes resulting from changes in retail prices and tax rates ($3.7 billion) and
- acquisitions, net of favorable volume/mix ($460 million).

Our cost of sales; marketing, administration and research costs; and operating income were as follows:

(in millions)	2009	2008	Variance	%
Cost of sales	$ 9,022	$ 9,328	$(306)	(3.3%)
Marketing, administration and research costs	5,870	6,001	(131)	(2.2%)
Operating income	10,040	10,248	(208)	(2.0%)

Currency movements decreased operating income by $1.4 billion.

Cost of sales decreased $306 million (3.3%), due primarily to:

- currency movements ($748 million) and
- lower volume, partially offset by
- higher manufacturing costs ($313 million, primarily leaf tobacco costs) and
- the impact of acquisitions ($177 million).

Marketing, administration and research costs decreased $131 million (2.2%), due primarily to:

- currency ($463 million),
- the 2008 charge related to the RBH legal settlement ($124 million) and
- the 2008 charge related to a previous distribution agreement in Canada ($61 million), partially offset by
- higher general and administrative expenses ($142 million),
- the 2009 charge related to the Colombian Investment and Cooperation Agreement ($135 million),
- higher marketing and sales expenses ($134 million) and
- acquisitions ($127 million).

Operating income decreased $208 million (2.0%). This decrease was due primarily to:

- unfavorable currency ($1.4 billion),
- lower volume/mix ($572 million),
- higher general and administrative expense ($142 million),
- higher marketing and sales expenses ($134 million) and
- higher manufacturing costs, partially offset by
- price increases ($2.0 billion),
- the impact of acquisitions ($260 million) and
- lower asset impairment and exit costs ($55 million).

Interest expense, net, of $797 million increased $486 million, due primarily to higher average debt levels and lower interest income.

Our effective tax rate increased 1.0 percentage point to 29.1%. The 2008 effective tax rate was favorably impacted by the adoption of U.S. income tax regulations ($154 million) and the enacted reduction of future corporate income tax rates in Indonesia ($67 million), partially offset by the impact of the after-tax charge of $124 million related to the RBH settlement with the Government of Canada and all ten provinces, and the tax cost of a legal entity restructuring ($45 million).

Net earnings attributable to PMI of $6.3 billion decreased $548 million (8.0%). This decrease was due primarily to higher interest expense, net, and lower operating income (attributable to unfavorable currency, partially offset by higher results from operations). Diluted and basic EPS of $3.24 and $3.25, respectively, decreased by 2.1%. Excluding the unfavorable currency impact of $0.53, diluted EPS increased 13.9%.

Operating Results by Business Segment

Business Environment

Taxes, Legislation, Regulation and Other Matters Regarding the Manufacture, Marketing, Sale and Use of Tobacco Products

The tobacco industry faces a number of challenges that may adversely affect our business, volume, results of operations, cash flows and financial position. These challenges, which are discussed below and in "*Cautionary Factors That May Affect Future Results*," include:

- actual and proposed tobacco legislation and regulation;
- actual and proposed excise tax increases, as well as changes in excise tax structures and retail selling price regulations;
- price gaps and changes in price gaps between premium and mid-price and low-price brands;

- significant governmental actions aimed at imposing regulatory requirements impacting our ability to communicate with adult consumers and differentiate our products from competitors' products;
- increased efforts by tobacco control advocates to "denormalize" smoking and seek the implementation of extreme regulatory measures;
- proposed legislation to mandate plain (generic) packaging resulting in the expropriation of our trademarks;
- pending and threatened litigation as discussed in Note 21. *Contingencies*;
- actual and proposed requirements for the disclosure of cigarette ingredients and other proprietary information without adequate trade secret protection;
- disproportionate testing requirements and performance standards;
- actual and proposed restrictions on the use of tobacco product ingredients, including a complete ban of tobacco product ingredients;
- actual and proposed restrictions on imports in certain jurisdictions;
- actual and proposed restrictions affecting tobacco manufacturing, packaging, marketing, advertising, product display and sales;
- governmental and private bans and restrictions on smoking;
- illicit trade in cigarettes and other tobacco products, including counterfeit and contraband;
- the outcome of proceedings and investigations, and the potential assertion of claims, and proposed regulation relating to contraband shipments of cigarettes; and
- governmental investigations.

In the ordinary course of business, many factors can affect the timing of sales to customers, including the timing of holidays and other annual or special events, the timing of promotions, customer incentive programs and customer inventory programs, as well as the actual or speculated timing of pricing actions and tax-driven price increases.

Framework Convention on Tobacco Control: The World Health Organization's ("WHO") Framework Convention on Tobacco Control ("FCTC") entered into force in February 2005. As of February 2011, 171 countries, as well as the European Community, have become Parties to the FCTC. The FCTC is the first international public health treaty, and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. The treaty recommends (and, in certain instances, requires) Parties to have in place or enact legislation that would:

- establish specific actions to prevent youth smoking;
- restrict and/or eliminate all tobacco product advertising, marketing, promotions and sponsorships;
- initiate public education campaigns to inform the public about the health consequences of smoking and the benefits of quitting;
- implement regulations imposing product testing, disclosure and performance standards;
- impose health warning requirements on packaging;
- adopt measures that would eliminate cigarette smuggling and counterfeit cigarettes;
- restrict smoking in public places;
- implement public health-based fiscal policies (tax and price measures);
- adopt and implement measures that ensure that packaging and labeling, including descriptive terms, do not create the false impression that one brand of cigarettes is safer than another;
- phase out or restrict duty free tobacco sales; and
- encourage litigation against tobacco product manufacturers.

We have viewed the FCTC as a positive catalyst for comprehensive regulation, focusing governments on the need to develop and implement effective tobacco policies. The speed at which tobacco regulation has been adopted in our markets has increased as a result of the treaty. In many respects, the areas of regulation we support mirror provisions of the FCTC, such as regulation of advertising and marketing, product content and emissions, sales to minors, and public smoking and the use of tax and price policy to achieve public health objectives. However, we disagree with the provisions of the FCTC that call for a total ban on marketing, a total ban on public smoking, a ban on the sale of duty free cigarettes, and the use of litigation against the tobacco industry. We also believe that excessive taxation can have significant adverse consequences.

Following the entry into force of the FCTC, the Conference of the Parties ("CoP"), the governing body of the FCTC, has adopted several Guidelines that provide non-binding recommendations to the Parties supplementing specific Articles of the Treaty. The recommendations include measures that we strongly oppose such as point of sale display bans, a ban on the use of colors in packaging, plain (generic) packaging, a ban on all forms of communications to adult smokers, and limits on tobacco industry involvement in the development of tobacco policy and regulations. These recommendations reflect an extreme application of the Treaty, are not based on sound evidence of a public health benefit and are likely to lead to adverse consequences. In fact, as we discuss below, they are likely to undermine public health by leading to an increase in illicit trade and low-price cigarettes and, in the case of measures such as plain packaging, will result in the expropriation of our trademarks, harm competition and violate international treaties.

Most recently, in November 2010, the fourth session of the CoP adopted "partial" and "provisional" guidelines on Articles 9 and 10 of the FCTC (regulation of contents and disclosure of tobacco products). These guidelines recommend that Parties implement measures to require by-brand disclosure of ingredients and of certain product design characteristics to governmental authorities, and measures to prohibit or restrict ingredients and colorings that may increase the palatability or attractiveness of tobacco products. The CoP determined that these guidelines will have to be periodically re-assessed "in light of the scientific evidence and country experience" and mandated that the Working Group on Articles 9 and 10 present a set of recommendations focused on toxicity and addictiveness to the fifth session of the CoP in 2012. As discussed in more detail below, we oppose banning ingredients on the basis of reducing palatability and attractiveness.

It is not possible to predict whether or to what extent the various Guidelines will be adopted by governments. If governments choose to implement regulation based on these extreme recommendations, such regulation may adversely affect our business, volume, results of operations, cash flows and financial position. In some instances, including those described below, where such regulation has been adopted, we have commenced legal proceedings challenging the regulation. It is not possible to predict the outcome of these legal proceedings.

- **Excise Taxes:** Cigarettes are subject to substantial excise taxes and to other product taxation worldwide. Significant increases in cigarette-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted. In addition, in certain jurisdictions, our products are subject to tax structures that discriminate against premium price products and manufactured cigarettes.

At the fourth session of the CoP, it was decided to establish a working group to develop Guidelines on price and tax measures to reduce the demand for tobacco (Article 6 of the FCTC). A progress report and potential draft Guidelines will be presented to the fifth CoP scheduled for 2012. We strongly oppose excessive and disruptive excise tax increases, which encourage illicit trade and drive consumers to low-price and alternative tobacco products. Such tax increases undermine public health and ultimately undercut government revenue objectives.

Tax increases and discriminatory tax structures are expected to continue to have an adverse impact on our sales of cigarettes, due to lower consumption levels and to a shift in consumer purchases from the premium to non-premium or discount segments or other low-price or low-taxed tobacco products such as fine-cut tobacco products and/or counterfeit and contraband products.

- **EU Tobacco Products Directive:** During September through December 2010, the European Commission conducted a public consultation on the revision of the EU Tobacco Products Directive (2001/37/EC), seeking a "wide range of views...on factors such as labeling and health warnings on tobacco packets and additives used as tobacco ingredients." Policy options submitted for comment included measures we oppose, such as plain packaging, point of sale display ban, an ingredients ban, and oversized mandatory pictorial health warnings, covering 75% of the front and 100% of the back of cigarette packs. The European Commission's website indicates that over 80,000 submissions have been made in response to the public consultation.

A proposal for amending the Directive will be made by the EU Commission at the end of 2011 at the earliest, and final amendments to the Directive must be approved by the European Parliament and the Council of Ministers, a process which is expected to take several years. It is not possible to predict what concrete amendments, if any, will be proposed and adopted.

- **Plain Packaging:** As noted above, the FCTC's CoP adopted Guidelines recommending plain packaging. We strongly oppose plain packaging, which would not only constitute an expropriation of our valuable trademarks, but would be a pure and simple confiscation of the core of our business. Transforming the industry into a low price commodity business will not reduce consumption, smoking incidence or initiation. Indeed, plain packaging is a misguided measure that will undermine the public health objectives of its proponents. Furthermore, it will impair free competition, jeopardize freedom of trade, stifle product innovation and spur illicit trade and counterfeit activity to the detriment of the legitimate industry, its entire supply chain and government revenues. Moreover, the imposition of plain packaging would violate the terms of international treaties governing the protection of industrial property and the trade-related aspects of intellectual property rights. We will take all steps necessary to ensure that all constituencies understand the adverse consequences of plain packaging, and to obtain all protection and relief to which we are entitled under the law.

In 2008, the UK Department of Health sought comment on the possibility of mandating plain packaging among several other regulatory measures, but in its final regulation published in 2009, the Department of Health did not take any action on plain packaging. In February 2010, while the UK Department of Health stated that it was continuing to consider plain packaging, it also stated that "the evidence base regarding 'plain packaging' needs to be carefully examined." The Department also said that it would "seek views on, and give weight to, the legal implications of restrictions on packaging for intellectual property rights and freedom of trade." In November 2010, the Department released a white paper, which includes plain packaging among a wide range of measures under consideration for promoting public health, stating that the government "will clearly need to make sure that there is good evidence to demonstrate that plain packaging would have a public health benefit, as well as carefully exploring the competition, trade and legal implications of the policy."

In April 2010, the Australian Government announced its intention to introduce legislation in 2011 that would mandate some form of plain packaging in 2012. Prior to that, in August 2009, an independent senator introduced a bill for plain packaging in the Australian Senate. In November 2009, the bill was referred to the Senate Community Affairs Legislation Committee. In August 2010, the Senate Committee announced that due to the Australian federal election, it had ended its inquiry into the bill, but following those elections in

September 2010, the bill was resubmitted by the independent senator. No action has been taken on that bill, and the Government has not submitted any plain packaging legislation to date, but appears intent on pursuing the measure. It is not possible to predict the outcome of the bill or the legislation slated for introduction in 2011. In Lithuania, an individual legislator introduced a proposal for plain packaging in December 2009, but, in March 2010, the proposal was rejected by the Lithuanian Parliament because of constitutional concerns.

■ **Tar and Nicotine Test Methods:** A number of public health organizations throughout the world, including WHO, have determined that the existing International Standards Organization ("ISO") machine-based methods for measuring tar and nicotine yields provide misleading information about tar and nicotine inhaled by the smoker, and that the ISO-based numbers should not be displayed. We have expressed the view that ISO numbers do not accurately reflect human smoking, and we therefore supported recommendations to supplement the ISO test method with the more intensive Health Canada method. The Health Canada method blocks ventilation holes, increases the puffs taken per minute and the volume of smoke in each puff. We believe that a combination of the two methods would better illustrate the wide variability in the delivery of tar, nicotine and carbon monoxide, depending upon how an individual smokes a cigarette.

■ **Brand Descriptors:** In light of public health concerns about the limitations of current machine measurement methodologies, governments and public health organizations have increasingly prohibited the use of brand descriptors such as "light," "mild" and "low tar." Many countries, including the entire EU, prohibit or are in the process of prohibiting descriptors such as "lights." The FCTC requires the Parties to adopt and implement measures to ensure that tobacco product packaging and labeling, including descriptive terms, do not create "the false impression that a particular tobacco product is less harmful than other tobacco products." In most countries where such descriptors are banned, tar, nicotine and carbon monoxide yields are still required to be printed on packs of cigarettes. We believe that it is inconsistent to ban descriptors while also mandating the printing of tar, nicotine and carbon monoxide yields on packs. Thus, we would support legislation prohibiting the printing of tar, nicotine and carbon monoxide yields on packs of cigarettes. Alternatively, consistent with our support of requiring testing using both the ISO and Health Canada test methods, we would support legislation requiring the printing of both yields, which would reflect a range of smoke intake.

Some public health advocates, governments, and the Guidelines issued by the FCTC's CoP have called for a ban or restriction on the use of colors, which they claim are also used to signify that some brands provide lower yields of tar, nicotine and other smoke constituents. Other governments have banned, sought to ban or restricted the use of descriptive terms, including terms such as "premium," "full flavor," "international," "gold," and "silver," and one permits only one pack variation per brand arguing that such terms or pack variations are inherently misleading. We believe such regulations are unreasonably broad, go beyond the scope and intent of legislation designed to prevent consumers from believing that one brand is less harmful than another, unduly restrict our intellectual property and other rights, and violate international trade commitments. As such, we oppose these types of regulations and in some instances we have commenced litigation to challenge them.

■ **Testing and Reporting of Other Smoke Constituents:** Several countries, including Brazil, Canada, Taiwan and Venezuela, require manufacturers to test and report to regulators certain by-brand yields of other smoke constituents from the 45 to 80 that have been identified as potential causes of tobacco-related diseases. Testing and reporting of some of these constituents is being considered by the FCTC's CoP Working Group on product regulation, TobReg, national regulators and the public health community. We measure many of these constituents for our product research and development purposes and support efforts to develop reasonable regulation in this area. However, there is no international consensus on which smoke constituents cause the full range of diseases associated with tobacco use, and there are very limited internationally validated analytical methods to measure the constituents' yields in the smoke. Moreover, there is extremely limited capacity to conduct by-brand testing on a global basis. It is not certain when actual testing requirements will be recommended by the CoP and whether individual countries will adopt them, although bills to require testing of a wide range of smoke constituent yields are pending in some countries. The cost of by-brand testing could be significant, and public health groups, including the CoP Working Group, have recommended that tobacco companies should be required to bear that cost.

■ **Ceilings on Tar, Nicotine, Carbon Monoxide and Other Smoke Constituents:** Despite the fact that public health authorities have questioned the significance of ISO-measured tar, nicotine and carbon monoxide yields, a number of countries, including all EU Member States, have established maximum yields of tar, nicotine and/or carbon monoxide, as measured by the ISO standard test method. None of them has suggested that ISO-based ceilings be eliminated, nor has any country to date proposed ceilings based on an alternative test method or for other smoke constituents. However, in February 2009, TobReg published a report in which it recommended that governments establish ceilings for nine specific smoke constituents, including tobacco-specific nitrosamines. The TobReg proposal would set ceilings based on the median yield for each constituent in the market determined by testing all brands sold in the market. Although this concept of "selective constituent reduction" is supported by some public health officials, several public health advocates and scientists have criticized the proposal on the grounds that selectively reducing *some* constituents in conventional cigarettes will not lead to a meaningful reduction in disease and thus will not benefit public health and/or will mislead consumers into believing that conventional cigarettes with regulated (i.e., reduced) levels of these constituents are safer. In fact, TobReg recognizes that it cannot prove that its proposed ceilings will result in reduced risk of disease or reduced harm, but argues that its proposal is appropriately based on the precautionary principle.

■ **Ingredient Disclosure Laws:** Many countries have enacted or proposed legislation or regulations that require cigarette manufacturers to disclose to governments and to the public the ingredients used in the manufacture of cigarettes and, in certain cases, to provide toxicological information about those ingredients. While we believe the public health objectives of these requests can be met without providing exact by-brand formulae, we have made and will continue to make full disclosures to governments where adequate assurances of trade secret protection are provided. For example, under the EU Tobacco Products Directive, tobacco companies are required to disclose ingredients and toxicological information to each Member State. We have made ingredient disclosures in compliance with the laws of EU Member States, making full by-brand disclosures in a manner that protects trade secrets. In jurisdictions where appropriate assurances of trade secret protection are not possible to obtain, we will seek to resolve the matter with governments through alternative options.

■ **Restrictions and Bans on the Use of Ingredients:** Several countries have laws and/or regulations governing the use of ingredients in tobacco products that have been in place for many years. Our products comply with those laws. Until recently, efforts to regulate ingredients have focused on whether ingredients added to cigarettes increase the toxicity and/or addictiveness of cigarette smoke. Increasingly, however, tobacco control advocates and some regulators, including the WHO, the European Commission, and individual governments, are considering regulating or have regulated cigarette ingredients with the stated objective of reducing the "palatability" and "attractiveness" of cigarette smoke, smoking and tobacco products. In October 2009, the Canadian federal government adopted a bill that banned virtually all flavor ingredients in cigarettes and little cigars. The bill, which became effective on July 5, 2010, has had the effect of banning traditional American blend cigarettes in Canada, which represent a share of below 1% of the Canadian market.

We support regulations that would prohibit the use of ingredients that are determined, based on sound scientific test methods and data, to significantly increase the inherent toxicity and/or addictiveness of smoke. The outcome of the fourth session of the CoP makes clear that there is a need for further work to develop a science-based framework for ingredients regulation. We oppose regulations that would ban ingredients to reduce palatability and attractiveness because, in light of the millions of smokers in countries like Canada who prefer cigarettes without ingredients, there is no reasonable basis to conclude that an ingredient ban would reduce smoking prevalence.

■ **Bans and Restrictions on Advertising, Marketing, Promotions and Sponsorships:** For many years, countries have imposed partial or total bans on tobacco advertising, marketing and promotion. The FCTC calls for a "comprehensive ban on advertising, promotion and sponsorship" and requires governments that have no constitutional constraints to ban all forms of advertising. Where constitutional constraints exist, the FCTC requires governments to restrict or ban radio, television, print media, other media, including the Internet, and sponsorships of international events within five years of the effective date of a country's ratification of the FCTC. The FCTC also requires disclosure of expenditures on advertising, promotion and sponsorship where such activities are not prohibited. The CoP adopted Guidelines which recommend that governments adopt extreme and sweeping prohibitions, including all forms of communications to adult smokers. We oppose complete bans on advertising and communications. We also believe that the available evidence does not support the contention that restrictions on marketing are effective in reducing smoking prevalence, but we would generally not oppose such limitations as long as manufacturers retain the ability to communicate directly to adult smokers.

■ **Bans on Display of Tobacco Products at Retail:** Some countries have adopted bans of product displays at point of sale. We oppose product display bans on the grounds that evidence does not show that they have any material impact on public health, and that they will unnecessarily restrict non-price competition and encourage illicit trade —all of which undermine public health objectives. In some markets, for example in Ireland, Norway, Panama and the UK, our subsidiaries and, in some cases, individual retailers have commenced legal proceedings to overturn display bans.

■ **Health Warning Requirements:** Many countries require substantial health warnings on cigarette packs. In the EU, for example, health warnings currently must cover between 30% and 35% of the front and between 40% and 50% of the back of cigarette packs. The FCTC requires health warnings that cover, at a minimum, 30% of the front and back of the pack, and recommends warnings covering 50% or more of the front and back of the pack. Following the FCTC, many countries have increased the size of their health warnings. To date, however, only a few countries have implemented warnings that are more than 50% of the pack. They include Australia (30% front and 90% back) and Uruguay (80% front and back); and Canada recently announced an intent to introduce legislation mandating health warnings of 75% of the front and back of the packs. We support health warning requirements and, with certain exceptions, defer to the governments on the content of the warnings. In countries where health warnings are not required, we place them on packaging voluntarily in the official language or languages of the country. For example, we are voluntarily placing health warnings in many African countries in official local languages occupying 30% of the front and back of the pack. We oppose warning size requirements that infringe on our intellectual property rights, leaving virtually no room for our distinctive trademarks and pack designs, and make it virtually impossible for adult smokers to differentiate our products from those of our competitors. In some markets, for example in Uruguay, we have commenced legal proceedings challenging the disproportionate warning size requirements. We also oppose regulations that would require the placement of health warnings in the middle of the front and back of the pack, as such placement serves no purpose other than to disrupt our trademarks and pack design. While we believe that textual warnings are sufficient, we do not oppose graphic warnings except for images that vilify tobacco companies and their employees or do not accurately represent the health effects of tobacco use.

We believe governments should continue to educate the public on the serious health effects of smoking. We have established a Web site that includes, among other things, the views of public health authorities on smoking, disease causation in smokers, addiction and exposure to environmental tobacco smoke ("ETS"). The site reflects our agreement with the medical and scientific consensus that cigarette smoking is addictive, and causes lung cancer, heart disease, emphysema and other serious diseases in smokers. The Web site advises the public to rely on the messages of public health authorities in making all smoking-related decisions. The Web site's address is www.pmi.com. The information on our Web site is not, and shall not be deemed to be, a part of this document or incorporated into any filings we make with the SEC.

■ **Restrictions on Public Smoking:** Reports with respect to the health effects of exposure to ETS have been publicized for many years, and many countries have restricted smoking in public places. The pace and scope of public smoking restrictions have increased significantly in most of our markets. In the EU, all countries have introduced public smoking restrictions or bans in public and/or work places, restaurants, bars and nightclubs. Some EU member states allow narrow exemptions from smoking bans, for instance for separate smoking rooms in the hospitality sector, but others have banned virtually all indoor public smoking. In November 2009, the Council of the European Union adopted a non-binding recommendation calling on all EU Member States to introduce, by 2012, comprehensive public smoking restrictions covering all closed public places, workplaces and public transport. In other regions, many countries have adopted or are likely to adopt substantial public smoking restrictions similar to those in the EU, including Australia, Canada, Hong Kong, Thailand and Turkey. Some public health groups have called for, and some municipalities have adopted or proposed, bans on smoking in outdoor places, as well as bans on smoking in cars with minors in them. The FCTC requires Parties to the treaty to adopt restrictions on public smoking, and the CoP adopted guidelines on public smoking based on the premise that any exposure to ETS is harmful; the Guidelines call for total bans in all indoor public places, defining "indoor" broadly, and reject any exemptions based on type of venue (e.g., nightclubs). On private place smoking, such as in cars and homes, the Guidelines recommend increased education on the risk of exposure to ETS.

We support a single, consistent public health message on the health effects of exposure to ETS. Our Web site states that "the conclusions of public health authorities on secondhand smoke warrant public health measures that regulate smoking in public places" and that "outright bans are appropriate in many places." For example, we support banning smoking in schools, playgrounds and other facilities for youth and in indoor public places where general public services are provided, such as public transportation vehicles, supermarkets, public spaces in indoor shopping centers, cinemas, banks and post offices. We believe, however, that governments can and should seek a balance between the desire to protect non-smokers from exposure to secondhand smoke and allowing the millions of people who smoke to do so in some public places. In the hospitality sector, such as restaurants, bars, cafés and other entertainment establishments, the law should grant private business owners the flexibility to permit, restrict or prohibit smoking. Business owners can take into account their desire to cater to their customers' preferences. In the workplace, designated smoking rooms can provide places for adults to smoke. Finally, we oppose legislation that would prohibit smoking outdoors (beyond outdoor places and facilities for children) and in private places such as homes, apartments and cars.

■ **Reduced Cigarette Ignition Propensity Legislation:** Reduced ignition propensity standards have been adopted in several of our markets, notably in Australia, Canada and Finland, and are being considered in several other countries. On March 25, 2008, the European Commission formally adopted a decision to mandate that the European Standards Organization ("CEN") develop a reduced cigarette ignition propensity standard such as those implemented in New York, other American states and Canada. On November 17, 2010, the CEN published its cigarette fire-safety standard EN 16156:2100. We expect that this standard will be published in the EU's Official Journal by mid-November 2011, at which time cigarettes sold in the EU will have to comply with the new standard. Reduced ignition propensity standards, which based on currently available technology will increase production costs, should be the same as those in New York and other jurisdictions to ensure that they are uniform and technically feasible, and apply equally to all manufacturers. However, we believe that the experience from countries that have mandated reduced ignition propensity requirements for several years—namely the U.S. and Canada—should be thoroughly examined to evaluate the effectiveness of such requirements in terms of reducing the risk of cigarette-ignited fires before additional countries consider introducing such standards.

■ **Illicit Trade:** On a global basis, illicit trade may account for as much as 10% of global cigarette consumption. We estimate that in the European Union alone illicit trade accounted for about 61 billion cigarettes, or approximately 9% of consumption, in 2009. Regulatory measures and related governmental actions to prevent the illicit manufacture and trade of tobacco products are being considered by a number of jurisdictions. Article 15 of the FCTC requires Parties to the treaty to take steps to eliminate all forms of illicit trade, including counterfeiting, and states that national, regional and global agreements on this issue are "essential components of tobacco control." The CoP established an Intergovernmental Negotiating Body ("INB") to negotiate a protocol on the illicit trade in tobacco products pursuant to Article 15 of the FCTC. The draft protocol includes the following main topics:

- licensing schemes for participants in the tobacco business;
- "know your customer" requirements;
- international requirements for the tracking and tracing of tobacco products and tobacco manufacturing equipment;

- the implementation of laws governing record-keeping;
- the regulation of Internet sales and duty free sales of tobacco products, including potential bans;
- measures to implement effective controls on the manufacturing of, and trade in, tobacco products in free zones; and
- enforcement mechanisms, including the criminalization of participation in illicit trade in various forms and measures to strengthen the abilities of law enforcement agencies to fight illicit trade.

A final session of the INB is scheduled for early 2012, for the purpose of finalizing the text of the draft protocol.

We support strict regulations and enforcement measures to prevent all forms of illicit trade in tobacco products. We agree that manufacturers should implement state-of-the-art monitoring systems of their sales and distribution practices, and we agree that where appropriately confirmed, manufacturers should stop supplying vendors who are shown to be knowingly engaged in illicit trade. We are also working with a number of governments around the world on specific agreements and memoranda of understanding to address the illegal trade in cigarettes. However, we disagree with some of the draft protocol's provisions, including the proposed ban of duty free sales, a ban of domestic Internet sales and measures that would impose payments on tobacco product manufacturers in an amount of lost taxes and duties from seized contraband tobacco products regardless of any fault on the manufacturers' part.

■ **Cooperation Agreements to Combat Illicit Trade of Cigarettes:** In July 2004, we entered into an agreement with the European Commission (acting on behalf of the European Community) that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. All 27 Member States of the EU have signed the agreement. The agreement resolved all disputes between the European Community and the Member States, on the one hand, and us and certain affiliates, on the other hand, relating to these issues. Under the terms of the agreement, we agreed to make 13 payments over 12 years. Commencing in July 2007, we began making payments of approximately $75 million a year over the final 10 years of the agreement, each of which is to be adjusted based on certain variables, including our market share in the EU in the year preceding payment. We record these payments as an expense in cost of sales when product is shipped. We are also required to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and are subject to payments of five times the applicable taxes and duties if product seizures exceed 90 million cigarettes in a given year. To date, our annual payments related to product seizures have been immaterial.

In July 2008, prior to its acquisition by us, our Canadian subsidiary Rothmans Inc. ("Rothmans"), entered into a settlement agreement between itself and RBH, on the one hand, and the Government of Canada and all ten provinces, on the other hand, to resolve the Royal Canadian Mounted Police's investigation relating to products exported from Canada by RBH during the 1989-1996 period. The terms of the settlement required, among other payments, the payment of CAD 50 million (or $41 million) towards a new government Contraband Tobacco Enforcement Strategy, which amount was paid by RBH in December 2008.

In June 2009, our subsidiaries Philip Morris Colombia and Coltabaco entered into an Investment and Cooperation Agreement with the Republic of Colombia, together with the Departments of Colombia and the Capital District of Bogotá, to promote investment and cooperation with respect to the Colombian tobacco market and to fight counterfeit and contraband tobacco products. The agreement provides $200 million in funding to the Colombian governments over a 20-year period to address issues of mutual interest, such as combating the illegal cigarette trade, including the threat of counterfeit tobacco products, and increasing the quality and quantity of locally grown tobacco. See Note 18. *Colombian Investment and Cooperation Agreement* to our consolidated financial statements.

■ **Labor Conditions for Tobacco Workers:** On July 14, 2010, Human Rights Watch published a report raising issues related to labor conditions for tobacco workers in Kazakhstan, particularly migrant workers. On July 16, 2010, the U.S. House Committee on Energy and Commerce sent us a letter requesting information about labor practices in Kazakhstan and other markets. We have been cooperating with the Committee. We are committed to working to prevent child labor, forced labor, and other labor abuses in the tobacco supply chain and are working with our suppliers, governments and other stakeholders to jointly address these problems.

■ **Other Legislation, Regulation or Governmental Action:** In Argentina, the National Commission for the Defense of Competition ("CNDC") issued a resolution on May 27, 2010, in which it found that our affiliate's establishment, in 1997, of a system of exclusive zonified distributors ("EZD"s) in Buenos Aires city and region was anticompetitive, despite having issued two prior decisions (in 1997 and 2000) in which it had found the establishment of the EZD system was not anticompetitive. The recent resolution is not a final decision, and our Argentinean affiliate intends to oppose the resolution and submit additional evidence.

It is not possible to predict what, if any, additional legislation, regulation or other governmental action will be enacted or implemented relating to the manufacturing, advertising, sale or use of cigarettes, or the tobacco industry generally. It is possible, however, that legislation, regulation or other governmental action could be enacted or implemented that might materially affect our business, volume, results of operations and cash flows.

Governmental Investigations

From time to time, we are subject to governmental investigations on a range of matters. As part of an investigation by the Department of Special Investigations ("DSI") of the government of Thailand into alleged under-declaration of import prices by Thai cigarette importers, the branch office of our subsidiary, Philip Morris (Thailand) Limited ("PM Thailand"), has been informed of DSI's proposal to bring charges against the branch office for alleged underpayment of customs duties and excise taxes of approximately $2 billion covering the period from July 28, 2003 to February 20, 2007. On September 2, 2009, the DSI submitted the case file to the Public Prosecutor for review. Additionally, the DSI commenced an informal inquiry alleging underpayment by PM Thailand of customs duties and excise taxes of approximately $1.8 billion covering the period 2000–2003. We have been cooperating with the Thai authorities and believe that PM Thailand's declared import prices are in compliance with the Customs Valuation Agreement of the World Trade Organization ("WTO"), Thai law, and valuation methodologies previously agreed upon between the branch office and the Thai Customs Department. We are in the process of seeking clarification from the appropriate Thai authorities on these issues, and we have provided written submissions and supporting evidence to the Public Prosecutor in connection with the ongoing 2003–2007 investigation.

Additionally, in November 2010, a WTO panel issued its decision in a dispute that began in August 2006 between the Philippines and Thailand concerning a series of Thai customs and tax measures affecting cigarettes imported by PM Thailand into Thailand from the Philippines. The WTO panel decided that Thailand had no basis to find that PM Thailand's declared customs values were too low. The panel found that Thailand was unable to show that the customs values and taxes paid on the cigarette imports should have been higher, as alleged in 2009 by the DSI. While the WTO ruling does not resolve the above referenced investigation, it should assist the Thai Authorities' review of the matter. Further, the WTO ruling creates obligations for Thailand to revise its laws, regulations, or practices affecting the customs valuation and tax treatment of future cigarette imports. Thailand has confirmed to the WTO Appellate Body its intent to appeal the decision.

Acquisitions and Other Business Arrangements

Effective January 1, 2011, we established a new business structure with Vietnam National Tobacco Corporation ("Vinataba") in Vietnam. Under the terms of the agreement, we will further develop our existing joint venture with Vinataba through the licensing of *Marlboro* and the establishment of a PMI-controlled branch for the business building of our brands. The Vietnamese cigarette market is the fourteenth largest in the world, excluding the USA, with an estimated 2010 volume of 77 billion cigarettes.

On February 25, 2010, our affiliate, Philip Morris Philippines Manufacturing Inc. ("PMPMI"), and Fortune Tobacco Corporation ("FTC") combined their respective business activities by transferring selected assets and liabilities of PMPMI and FTC to a new company called PMFTC Inc. ("PMFTC"). PMPMI and FTC hold equal economic interests in PMFTC, while we manage the day-to-day operations of PMFTC and have a majority of its Board of Directors. Consequently, we account for the contributed assets and liabilities of FTC as a business combination. The establishment of PMFTC permits both parties to benefit from their respective, complementary brand portfolios, as well as cost synergies from the resulting integration of manufacturing, distribution and procurement, and the further development and advancement of tobacco growing in the Philippines. For further details on this business combination, see Note 6. *Acquisitions and Other Business Arrangements* to our consolidated financial statements.

In June 2010, we announced that our affiliate, Philip Morris Brasil Industria e Comercio Ltda. ("PMB"), will begin directly sourcing tobacco leaf from approximately 17,000 tobacco farmers in Southern Brazil. This initiative enhances PMI's direct involvement in the supply chain and is expected to provide approximately 10% of PMI's global leaf requirements. The vertically integrated structure was made possible following separate agreements with two current leaf suppliers in Brazil, Alliance One Brasil Exportadora de Tabacos Ltda. ("AOB") and Universal Leaf Tabacos Ltda. ("ULT"). These agreements resulted in AOB assigning approximately 9,000 contracts with tobacco farmers to PMB and ULT assigning approximately 8,000 contracts with tobacco farmers to PMB. As a result, PMB offered employment to more than 200 employees, most of them agronomy specialists, and acquired related assets in Southern Brazil. The purchase price for the net assets and the contractual relationships was $83 million.

In September 2009, we acquired Swedish Match South Africa (Proprietary) Limited, for ZAR 1.93 billion (approximately $256 million based on exchange rates prevailing at the time of the acquisition), including acquired cash.

In July 2009, we entered into an agreement to purchase 100% of the shares of privately owned Colombian cigarette manufacturer, Productora Tabacalera de Colombia, Protabaco Ltda. ("Protabaco"), for $452 million. The transaction was subject to competition authority approval and final confirmatory due diligence. In October 2010, the Colombian competition authority issued its final decision pertaining to our application for the acquisition. Approval to proceed with the acquisition had been granted subject to several significant conditions and constraints. In January 2011, we announced that we will no longer pursue our intention to acquire Protabaco. After a review of our options, we concluded that the transaction, in light of the conditions, would not satisfy the financial objectives that were originally envisaged.

In February 2009, we purchased the *Petterøes* tobacco business for $209 million. Assets purchased consisted primarily of definite-lived trademarks of other tobacco products primarily sold in Norway and Sweden. In February 2009, we also entered into an agreement with Swedish Match AB ("SWMA") to establish an exclusive joint venture to commercialize Swedish style snus and other smoke-free tobacco products worldwide, outside of Scandinavia and the United States. We and SWMA licensed an agreed list of trademarks and intellectual property exclusively to the joint venture. The joint venture started operations on April 1, 2009.

In October 2008, we completed the acquisition of Rothmans Inc. ("Rothmans"), which is located in Canada, for CAD 2.0 billion (approximately $1.9 billion based on exchange rates prevailing at the time of the acquisition). Prior to our acquisition, Rothmans' sole holding was a 60% interest in RBH. The remaining 40% interest in RBH was owned by us.

In June 2008, we purchased the fine cut trademark *Interval* and certain other trademarks in the other tobacco products category from Imperial Tobacco Group PLC for $407 million.

Trade Policy

It is our policy to comply with applicable laws of the United States and the laws of the countries in which we do business that prohibit trade with certain countries, organizations or individuals. We do not sell products or have a current intent to sell products in Cuba or North Korea. Certain of our subsidiaries have established commercial arrangements involving Syria, Myanmar and Sudan, in each case in compliance with our trade policy and applicable U.S. law. Our contractual arrangements and licenses from the U.S. Office of Foreign Assets Control to export cigarettes to Iran have expired. No sales were made pursuant to these arrangements, and to date we have not applied for a new license, but may do so later in the year.

A subsidiary sells products that are exported to Syria for sale in the domestic market in compliance with exemptions under applicable U.S. laws and regulations. Such sales are quantitatively not material, amounting to well below 0.5% of our consolidated annual volume and operating companies income in each of the past three years. We have no employees, operations or assets in Syria. Duty free sales to Syria were suspended when a Managing Director and shareholder of the sole Syrian duty free customer of our subsidiary's distributor was placed on the Office of Foreign Assets Control's Specially Designated Nationals ("SDN") list in February 2008. The distributor's customer itself was placed on the SDN list in July 2008.

A subsidiary sells products to a duty free customer that resells those products to its respective customers, some of which have duty free operations in Myanmar. Another subsidiary sells products to distributors that in turn sell those products to duty free customers that supply U.N. peacekeeping forces around the world, including those in Sudan. All such sales are in compliance with exemptions under applicable U.S. laws and regulations and are de minimis in volume and value. We have no employees, operations or assets in Myanmar or Sudan.

We do not believe that exempt or licensed sales of our products, which are agricultural products under U.S. law and are not technological or strategic in nature, for ultimate resale in Syria, Myanmar or Sudan in compliance with U.S. laws, present a material risk to our stockholders, our reputation or the value of our shares. To our knowledge, none of the governments of Syria, Myanmar or Sudan, nor entities controlled by those governments, receive cash or act as intermediaries in connection with these transactions, except that in Syria, the state tobacco monopoly, which is the only entity permitted to import tobacco products, purchases products from our customer for resale in the domestic market.

Certain states have enacted legislation permitting state pension funds to divest or abstain from future investment in stocks of companies that do business with countries that are sanctioned by the U.S. We do not believe such legislation has had a material effect on the price of our shares.

2010 compared with 2009

The following discussion compares operating results within each of our reportable segments for 2010 with 2009.

- **European Union:** Net revenues, which include excise taxes billed to customers, decreased $500 million (1.8%). Excluding excise taxes, net revenues decreased $230 million (2.5%) to $8.8 billion. This decrease was due primarily to:

  - lower volume/mix ($452 million) and
  - unfavorable currency ($172 million), partially offset by
  - price increases ($391 million).

Operating companies income decreased $195 million (4.3%). This decrease was due primarily to:

- lower volume/mix ($341 million),
- unfavorable currency ($191 million) and
- higher marketing, administration and research costs ($66 million), partially offset by
- price increases ($391 million).

The total cigarette market in the European Union declined by 4.6%, mainly reflecting a lower total market in Greece, Poland and Spain, primarily due to the unfavorable impact of tax-driven price increases and the impact of continued adverse economic conditions, particularly in Greece and Spain. Our cigarette shipment volume in the European Union declined by 5.2%, primarily reflecting the impact of the lower total market. Our market share in the European Union was down by 0.2 share points to 38.6%, as gains in Belgium, Hungary, the Netherlands and Poland were more than offset by share declines in the Czech Republic, Germany, Greece and Portugal.

Shipment volume of *Marlboro* decreased by 5.8%, mainly due to the lower total market, as well as lower share in Germany and Greece. *Marlboro*'s share in the European Union was down by 0.3 share points to 18.1%, reflecting a lower share in Austria, France, Germany and Greece, partially offset by a higher share in Italy, the Netherlands and Poland.

L&M volume was up by 2.9%, and market share grew by 0.3 share points to 6.1% in the European Union, primarily driven by share gains in the Czech Republic, Belgium, Denmark, Germany, Greece, the Netherlands, the Slovak Republic, Spain, Sweden and Switzerland.

In the Czech Republic, the total cigarette market decreased 2.7%, reflecting the impact of tax-driven price increases implemented in April 2010, and our shipments were down 7.9%. Market share decreased by 2.7 share points to 47.8%, primarily due to share declines for lower-margin local brands, partially offset by a higher share for *Marlboro*, up by 0.1 share points to 6.8%, and for *L&M*, up by 0.5 share points to 7.5%.

In France, the total cigarette market was down 0.3% and our shipments were down by 0.1%. Market share decreased by 0.2 share points to 40.4%, while share for *Marlboro* was down by 0.6 share points to 25.9%, more than offset by a higher share for the *Philip Morris* brand, up by 0.8 share points to 7.8%.

In Germany, the total cigarette market was down by 1.9%, reflecting the impact of 2009 price increases. Our shipments were down by 4.7%, due primarily to the lower total market and a lower share of 35.5%, down by 1.0 share point. While *L&M* gained 1.0 share point to reach 9.3%, *Marlboro*'s share decreased 1.6 share points to 21.4%, reflecting the continued impact of price sensitivity among adult smokers.

In Italy, the total cigarette market was down by 2.4%, primarily reflecting the impact of the December 2009 and September 2010 price increases. Our shipments were down by 3.1%, largely due to a lower total market. Although market share declined by 0.2 share points to 53.9%, *Marlboro*'s share increased by 0.2 share points to 22.8%, partially due to the June 2010 launch of *Marlboro Core Flavor*.

In Poland, the total cigarette market was down by 6.2%, reflecting the impact of tax-driven price increases in the first quarter of 2010 as well as price increases in the fourth quarter of 2010 in anticipation of excise and VAT increases in January 2011. Our shipments were down by 3.3%. Market share was up by 1.2 share points to 37.3%, primarily reflecting higher *Marlboro* share, up by 1.0 share point to 10.4%, assisted by the launch of *Marlboro Frost* in the first quarter of 2010.

In Spain, the total cigarette market was down by 11.0%, due largely to the continuing adverse economic environment and the impact of the price increase in January 2010, the June 2010 VAT-driven price increase and the December 2010 excise tax-driven price increase. Our shipments were down by 11.5%. Our market share remained firm, down by 0.2 share points to 31.7%, mainly reflecting a stable *Marlboro* share at 15.3% and a growing *L&M* share, up by 0.4 share points to 6.3%, offset by a decline in the share of *Chesterfield*, down by 0.7 share points to 8.7%.

■ **Eastern Europe, Middle East & Africa:** Net revenues, which include excise taxes billed to customers, increased $2.1 billion (14.9%). Excluding excise taxes, net revenues increased $614 million (9.0%) to $7.4 billion. This increase was due to:

- price increases ($605 million),
- the impact of acquisitions ($80 million) and
- favorable currency ($76 million), partially offset by
- lower volume/mix ($147 million).

Operating companies income increased $489 million (18.4%). This increase was due to:

- price increases ($605 million),
- favorable currency ($107 million) and
- the impact of acquisitions ($28 million), partially offset by
- lower volume/mix ($119 million),
- higher manufacturing costs ($77 million) and
- higher marketing, administration and research costs ($55 million).

Our cigarette shipment volume decreased by 3.2%, principally due to Romania, mainly driven by a lower total market and lower market share following excise tax increases in 2009 and 2010; Turkey, due to the significant tax-driven price increase in January 2010; and Ukraine, resulting from significant tax-driven price increases in 2009 and 2010, as well as lower share driven by low-price competition. These declines were partially offset by growth in Russia and North Africa, notably Algeria. Shipment volume of *Marlboro* decreased by 1.5%, with declines in Romania, Russia and Turkey, partially offset by growth in North Africa.

In Russia, our shipment volume increased by 2.0%. Shipment volume of our premium portfolio was down by 5.8%, primarily due to a decline in *Marlboro* of 10.9%. Shipment volume of above-premium *Parliament* was up by 0.3%. In the mid-price segment, shipment volume was down 20.6% and up by 6.4% for *L&M* and *Chesterfield*, respectively. In the low-price segment, shipment volumes of *Bond Street*, *Next* and *Optima* were up by 21.2%, 8.6%, and 3.1%, respectively. Our market share of 25.5%, as measured by A.C. Nielsen, was up by 0.1 share points. Market share for *Parliament*, in the above premium segment, was stable; *Marlboro*, in the premium segment, was down by 0.3 share points; *L&M* in the mid-price segment was down by 0.7 share points; *Chesterfield* in the mid-price segment was up by 0.2 share points; and *Bond Street* in the low-price segment was up by 1.1 share points.

In Turkey, the total cigarette market declined by an estimated 13.2%, primarily reflecting the impact of the steep January 2010 excise tax increase. Our shipment volume declined by 12.9%. Our market share, as measured by A.C. Nielsen, declined by 0.9 share points to 42.1%, due to *Parliament*, down by 1.2 share points; *Marlboro*, down by 1.4 share points; *L&M*, down by 0.6 share points, and *Bond Street*, down by 0.8 share points, partially offset by *Lark* in the low-price segment, up by 2.9 share points.

In Ukraine, the total cigarette market declined by 14.7%. Our shipment volume declined 21.1%, reflecting the impact of steep excise tax-driven price increases in 2009 and 2010, as well as lower share, driven by low-price competition. Our market share, as measured by A.C. Nielsen, was down by 1.1 share points to 34.9%, due primarily to lower share for *L&M* and brands in the low-price segment.

■ **Asia:** Net revenues, which include excise taxes billed to customers, increased $2.8 billion (22.7%). Excluding excise taxes, net revenues increased $1.4 billion (21.6%) to $7.9 billion. This increase was due to:

- favorable currency ($611 million),
- the impact from the business combination in the Philippines ($548 million) and
- price increases ($491 million), partially offset by
- lower volume/mix ($243 million).

Operating companies income increased $613 million (25.2%). This increase was due to:

- price increases ($491 million),
- favorable currency ($342 million) and
- the impact from the business combination in the Philippines ($104 million), partially offset by
- lower volume/mix ($235 million),
- higher marketing, administration and research costs ($55 million),
- higher asset impairment and exit costs ($20 million, representing a contract termination charge in the Philippines) and
- higher manufacturing costs ($14 million).

Our cigarette shipment volume increased by 56.1 billion units or 24.8%, mainly due to an increase of 57.4 billion units from the new business combination in the Philippines, and growth in Korea and Indonesia, partially offset by a decline in Japan of 12.3%, reflecting the significant impact of the October 1, 2010, tax increase. Shipment volume of *Marlboro* grew by 3.0%, reflecting growth in Korea and the Philippines, offset by the aforementioned excise tax impact in Japan.

In Indonesia, the total cigarette market was up by 3.9%. Our shipment volume increased by 3.7%, and market share was flat at 29.1%, despite growth from mid-price *U Mild*, reflecting price sensitivity as the premium price *Sampoerna A* and *Dji Sam Soe* transitioned through key retail price points.

In Japan, the total cigarette market decreased by 7.4%, reflecting the unfavorable impact of the significant October 1, 2010, excise tax-driven price increases. Our shipment volume was down 12.3%. Our market share of 24.4% was up by 0.4 share points. *Marlboro*'s share increased to 11.0%, up by 0.5 share points, supported by the February and July 2010 national roll-out of *Marlboro Black Gold* and *Marlboro Ice Blast*. Market shares of *Lark* and the *Philip Morris* brand were flat at 6.6% and 2.3%, respectively.

In Korea, the total cigarette market was down by 4.5%. Our shipment volume grew by 12.3%, and our market share reached 16.9%, up by 2.5 share points, driven by *Marlboro* and *Parliament*, up by 1.0 and 1.3 share points, respectively, and *Virginia Slims*, up by 0.3 share points.

On February 25, 2010, Philip Morris Philippines Manufacturing Inc. combined with Fortune Tobacco Corporation to form a new company called PMFTC Inc. As a result of this business combination, our shipments in the Philippines were up by over 100% in 2010. Excluding the favorable impact of this new business combination of 57.4 billion units, cigarette shipments of our brands in the Philippines increased by 10.7%, fueled by the growth of both *Marlboro* and the *Philip Morris* brand.

- **Latin America & Canada:** Net revenues, which include excise taxes billed to customers, increased $1.2 billion (17.2%). Excluding excise taxes, net revenues increased $382 million (14.3%) to $3.1 billion. This increase was due to:

- favorable currency ($179 million),
- price increases ($175 million) and
- higher volume/mix ($28 million).

Operating companies income increased $287 million (43.1%). This increase was due primarily to:

- price increases ($175 million),
- the 2009 charge related to the Colombian Investment and Cooperation Agreement ($135 million),
- favorable currency ($85 million) and
- higher volume/mix ($11 million), partially offset by
- higher manufacturing costs ($82 million) and
- higher marketing, administration and research costs ($34 million).

Our cigarette shipment volume increased by 1.5%, reflecting growth in Argentina, Canada and Mexico, partly offset by declines in Brazil and Colombia. Shipment volume of *Marlboro* increased by 2.1%, mainly due to growth in Mexico.

In Argentina, our cigarette shipment volume increased by 0.7% and market share increased by 1.2 share points to 74.8%, fueled by *Marlboro*, up by 0.3 share points to 23.6%, and the *Philip Morris* brand, up by 1.4 share points to 38.2%.

In Canada, the total tax-paid cigarette market was up by 9.5%, mainly reflecting stronger government enforcement measures to reduce contraband sales since mid-2009. Although our cigarette shipment volume increased by 8.0%, market share decreased by 0.5 share points to 33.3%, with gains by premium price *Belmont*, up by 0.1 share points, and low-price brands *Next* and *Quebec Classique* up by 3.4 share points and 1.0 share point, respectively, more than offset by mid-price *Number 7* and *Canadian Classics*, and low-price *Accord*, down by 1.2, 1.6 and 1.2 share points, respectively.

In Mexico, the total cigarette market was up by 2.5%, driven by favorable trade inventory movements ahead of a steep excise tax increase on January 1, 2011. Our cigarette shipment volume increased by 3.8%, and market share increased by 0.8 share points to 70.1%, led by *Marlboro*, up by 0.9 share points to 49.1%, and *Delicados*, up by 0.3 share points to 11.9%.

2009 compared with 2008

The following discussion compares operating results within each of our reportable segments for 2009 with 2008.

■ **European Union:** Net revenues, which include excise taxes billed to customers, decreased $1.7 billion (5.7%). Excluding excise taxes, net revenues decreased $647 million (6.7%) to $9.0 billion. This decrease was due to:

- unfavorable currency ($856 million) and
- lower volume/mix ($372 million), partially offset by
- price increases ($520 million) and
- the impact of acquisitions ($61 million).

Operating companies income decreased $232 million (4.9%). This decrease was due primarily to:

- unfavorable currency ($481 million),
- lower volume/mix ($305 million) and
- higher manufacturing costs, partially offset by
- price increases ($520 million),
- the impact of acquisitions ($40 million) and
- lower pre-tax charges for asset impairment and exit costs ($37 million).

The total cigarette market in the European Union declined 2.5%. Adjusted for the favorable impact of the trade inventory distortion in the Czech Republic in anticipation of the January 2008 excise tax increase, the total cigarette market declined by 3.6%. The decline primarily reflects the impact of unfavorable economic conditions, mainly in the Baltic States and Spain, which were compounded by significant tax-driven price increases. Our cigarette shipment volume decreased 3.3%, primarily reflecting the impact of a lower total market as described above. Our market share in the European Union was down 0.3 share points to 38.8%. Adjusted for the trade inventory movements in the Czech Republic, our market share was down 0.2 share points, as gains, primarily in Austria, Belgium and the Netherlands, were offset by share declines in Germany, Italy and Poland.

Despite the impact on consumption in the Baltic States and Spain arising from the economic crisis, and significant tax-driven price increases in 2009, *Marlboro*'s share in the European Union was resilient, declining 0.4 share points, or 0.2 share points when adjusted for the trade inventory movements in the Czech Republic.

L&M continued to grow share in the European Union, with market share at 5.8%, primarily driven by gains in Germany, the Slovak Republic and Spain.

In the Czech Republic, total industry shipments were up 35.0%, reflecting a favorable comparison to 2008, which was adversely affected by trade inventory movements related to the January 2008 excise tax increase. Adjusted for this distortion, the total market is estimated to have declined 5.9%, due mainly to tax-driven price increases in the third quarter of 2008 and industry price increases in 2009. Our shipments were up 15.2% and our market share reached 50.5% in 2009.

In France, the total cigarette market was up 2.6%, primarily due to reduced travel abroad as a result of the economic crisis. Our shipments were up 2.4%, and market share decreased by 0.2 share points to 40.6%, driven by a lower share of *Marlboro*, down 0.8 share points to 26.5%, reflecting an overall decline in the premium segment. However, our share of the premium segment increased, driven by a higher share of the *Philip Morris* brand, up 0.5 share points to 7.0%.

In Germany, the total cigarette market was down 1.7%, primarily reflecting the impact of the June 2009 price increases. Our shipments were down 2.6%, and market share was down 0.4 share points to 36.5%, unfavorably impacted by the extended availability of certain competitor products at old retail prices and/or in the 17 cigarettes per pack format. Our share performance reflected a lower *Marlboro* share, down 1.2 share points to 23.0%, offset by a higher share of *L&M*, up 1.3 share points to 8.3%.

In Italy, the total cigarette market was down 3.1%, mainly reflecting the impact of price increases in February 2009. Our shipments were down 3.2%, mainly due to the total market decline. Our market share was down 0.3 share points to 54.1%, primarily reflecting share declines for *Diana* and *Merit*, partially offset by a 0.2 share point growth by *Marlboro* to 22.6%, driven by the recent launch of *Marlboro Gold Touch*.

In Poland, the total cigarette market was down 3.2%, mainly due to the impact of the 2008 European Union tax harmonization-driven price increases. Our shipments were down 7.1%, and market share was down 1.5 share points to 36.1%, primarily reflecting lower share in the low-price segment, partially offset by higher *Marlboro* share, up 1.0 share point to 9.4%.

In Spain, the total cigarette market was down 9.9%, due primarily to the adverse economic environment, price increases in January and June 2009 and a decline in tourism. Although our shipments were down 10.8%, reflecting the lower total market and the impact of unfavorable distributor inventory movements in the first quarter of 2009, market share was flat at 31.9%. *Marlboro* share, while down 1.0 share point to 15.3%, was offset by higher *L&M* share, up 1.5 share points to 5.9%.

■ **Eastern Europe, Middle East & Africa:** Net revenues, which include excise taxes billed to customers, decreased $952 million (6.4%). Excluding excise taxes, net revenues decreased $709 million (9.4%) to $6.8 billion. This decrease was due primarily to:

- unfavorable currency ($1.4 billion) and
- lower volume/mix ($197 million), partially offset by
- price increases ($820 million) and
- the impact of acquisitions ($41 million).

Operating companies income decreased $456 million (14.6%). This decrease was due primarily to:

- unfavorable currency ($893 million),
- lower volume/mix ($193 million),
- higher marketing, administration and research costs ($129 million) and
- higher manufacturing costs, partially offset by
- price increases ($820 million) and
- the impact of acquisitions ($18 million).

Our cigarette shipment volume decreased 1.5%, principally due to: Ukraine, which suffered from the unfavorable impact of a series of tax-driven price increases that raised our prices by between 38% and over 100% during the year, and worsening economic conditions; and Duty Free, primarily reflecting the unfavorable impact of the global economy on travel. These declines were partially offset by cigarette shipment volume growth in Algeria, Egypt and Turkey.

In Russia, our shipment volume was down 0.8%. Shipment volume of our premium portfolio was down 12.9%, primarily due to a decline in *Marlboro* of 19.7%, reflecting down-trading from the premium segment. In the mid-price segment, shipment volumes of *Chesterfield* and *L&M* were down 8.3% and 22.5%, respectively, partially offset by *Muratti*, up 1.1%. In the low-price segment, shipment volumes of *Bond Street* and *Optima* were up by 33.0% and 18.8%, respectively. According to a new retail audit panel implemented with A.C. Nielsen in 2009, which more accurately reflects the coverage of the market, our market share of 25.4% was up 0.4 share points.

In Turkey, our shipment volume was up 4.1%. Our market share was 43.0%. *Parliament* share was up by 0.8 share points, and *Lark Recess Blue*, launched in the fourth quarter of 2008, reached a share of 3.6%.

In Ukraine, our shipment volume was down 11.1%, reflecting a worsening economy and the impact of significant tax-driven price increases. In the fourth quarter of 2009, our shipment decline moderated to 4.1%. Our market share was 36.0%, with share gains for both premium *Parliament* and mid-price *Chesterfield*, partially offset by a lower *Marlboro* share.

- **Asia:** Net revenues, which include excise taxes billed to customers, increased $191 million (1.6%). Excluding excise taxes, net revenues increased $343 million (5.5%) to $6.5 billion. This increase was due to:

- price increases ($368 million) and
- higher volume/mix ($16 million), partially offset by
- unfavorable currency ($41 million).

Operating companies income increased $379 million (18.4%). This increase was due primarily to:

- price increases ($368 million),
- favorable currency ($146 million) and
- the 2008 pre-tax charges for asset impairment and exit costs ($14 million), partially offset by
- higher marketing, administration and research costs ($52 million) and
- higher manufacturing costs.

Our cigarette shipment volume increased 1.1%, mainly due to gains in Indonesia and double-digit growth in Korea. Shipment volume of *Marlboro* grew 4.3%, reflecting market share growth across the region, particularly in Indonesia, Japan, Korea and the Philippines.

In Indonesia, the total cigarette market increased by 5.2% in 2009. Our shipment volume increased 3.7%, driven by growth from *Marlboro*, up 7.3%, benefiting from the launch of *Marlboro Black Menthol* in March, and *Sampoerna A*. Shipment volume for the *Sampoerna A* family increased by 15.1%.

In Japan, the total cigarette market declined by 5.1%. Adjusting for various factors, including the impact of the nationwide implementation of vending machine age verification in July 2008 and trade inventory movements, the total market is estimated to have declined by approximately 3.9%. Although our shipments were down 2.4%, our market share of 24.0% was up 0.1 share point. Share of *Marlboro* increased 0.4 share points to 10.5%, driven by the August 2008 launch of *Marlboro Black Menthol*, the November 2008 launch of *Marlboro Filter Plus One* and the June 2009 launch of *Marlboro Black Menthol One*. Market share of *Lark* was flat at 6.6%, but was up in the fourth quarter of 2009 by 0.4 share points to 6.9%, benefiting from the national roll-out of *Lark Classic Milds*, *Lark Mint Splash* and *Lark Black Label*.

In Korea, the total cigarette market was down 0.2%. Our shipment volume increased 20.8%, driven by market share increases. Our market share reached 14.4%, up 2.6 share points, driven by *Marlboro* and *Parliament*, each up 1.1 share points, and *Virginia Slims*, up 0.3 share points.

- **Latin America & Canada:** Net revenues, which include excise taxes billed to customers, increased $916 million (14.5%). Excluding excise taxes, net revenues increased $343 million (14.7%) to $2.7 billion. This increase was due to:

- the impact of the Rothmans acquisition in Canada ($462 million) and
- price increases ($276 million), partially offset by
- unfavorable currency ($328 million) and
- lower volume/mix ($67 million).

Operating companies income increased $146 million (28.1%). This increase was due primarily to:

- price increases ($276 million),
- the impact of the Rothmans acquisition in Canada ($202 million),
- the 2008 charge related to the RBH legal settlement ($124 million) and

- the 2008 charge related to a previous distribution agreement in Canada ($61 million), partially offset by
- unfavorable currency ($162 million),
- the 2009 charge related to the Colombian Investment and Cooperation Agreement ($135 million),
- lower volume/mix ($75 million),
- higher marketing, administration and research costs ($62 million, excluding the legal settlement, investment and cooperation agreement and distribution agreement charges previously discussed) and
- higher manufacturing costs.

Our cigarette shipment volume of 103.8 billion units increased 4.4%, reflecting the acquisition of Rothmans in Canada. Excluding acquisition volume, shipment volume decreased 2.6%, primarily due to the impact of market contractions and unfavorable distributor inventory levels in Colombia.

In Argentina, our cigarette shipment volume increased 1.0% and our market share increased 2.6 share points to 73.6%, fueled by the *Philip Morris* brand, up 2.7 share points. *Marlboro*'s share was up 0.3 share points to 23.3%.

In Canada, the total tax-paid cigarette market was up 3.4%, primarily reflecting stronger government enforcement measures to reduce contraband sales. Assuming we had owned RBH for the first nine months of 2008, our cigarette shipment volume would have increased 4.4% and market share would have grown 0.4 share points to 33.8%, led by premium price *Belmont*, up 0.3 share points, and low-price brands *Accord* and *Quebec Classique*, up 0.5 and 1.4 share points, respectively, partially offset by mid-price *Number 7* and *Canadian Classics*, down 1.4 and 0.7 share points, respectively.

In Mexico, the total cigarette market was down 3.5%, primarily reflecting the impact of tax-driven price increases in January and December 2008. Although our cigarette shipment volume decreased 1.3%, our market share increased 1.6 share points to 69.3%, fueled by *Delicados*, up 1.5 points. Despite a market share decline of 0.5 share points by *Marlboro*, our share of the premium segment grew by 1.0 share point to 83.0%.

Financial Review

■ **Net Cash Provided by Operating Activities:** Net cash provided by operating activities of $9.4 billion for the year ended December 31, 2010, increased $1.6 billion from the comparable 2009 period. The increase was due primarily to higher net earnings ($946 million, which includes a non-cash charge of $135 million in 2009 related to the Colombian Investment and Cooperation Agreement), favorable movements in working capital ($703 million) and lower contributions to pension plans ($125 million).

The favorable movements in working capital were due primarily to the following:

- more cash provided by lower inventory levels ($411 million), primarily due to lower leaf tobacco and finished goods inventories, reflecting efforts to optimize our supply chain;
- more cash provided by accounts receivable ($310 million), primarily due to the timing of collections;
- more cash provided by income taxes ($87 million), largely due to the timing of payments; partially offset by
- less cash provided by accrued liabilities and other current assets ($149 million), due primarily to the changes in the fair value of financial instruments and higher interest payments on debt, partially offset by the timing of excise tax payments;

The favorable operating cash flows in 2010 helped us complete, two years ahead of schedule, our goal to generate an additional $750 million to $1 billion in cash through improvements in working capital over the period 2010–2012. Originally communicated in November 2009, the target was achieved at the upper end of the range excluding currency, driven mainly by lowering net receivables, the favorable impact of improved forestalling regulations, and a reduction of inventory durations.

During 2010, we completed our three-year, $1.5 billion productivity and cost savings program. On February 10, 2011, we announced a one-year, gross productivity and cost savings target for 2011 of approximately $250 million to be achieved through product specification changes, improved manufacturing performance and various procurement-related initiatives.

Net cash provided by operating activities of $7.9 billion for the year ended December 31, 2009, decreased $51 million from the comparable 2008 period. The decrease was due primarily to lower net earnings ($598 million, comprising higher results from operations, more than offset by unfavorable currency) and higher contributions to pension plans ($296 million), largely offset by positive movements in working capital ($685 million) and deferred taxes ($124 million, primarily reflecting a 2008 adjustment for the change in corporate income tax rates in Indonesia).

The positive movements in working capital were due primarily to:

- more cash provided by inventories ($1.6 billion), driven by lower finished goods inventories (primarily due to stock movements related to tax-driven price increases), partially offset by
- less cash provided by accrued liabilities and other current assets ($667 million), primarily due to the timing of excise tax payments, and
- more cash used for accounts receivable ($162 million), primarily reflecting the timing of cash collections.

■ **Net Cash Used in Investing Activities:** Net cash used in investing activities of $710 million for the year ended December 31, 2010 decreased $388 million from the comparable 2009 period due primarily to less cash spent to purchase businesses ($346 million), as well as higher cash proceeds from the settlement of derivatives designated as net investment hedges ($35 million). As discussed in Note 6. *Acquisitions and Other Business Arrangements*, our business combination in the Philippines is a non-cash transaction.

Net cash used in investing activities of $1.1 billion for the year ended December 31, 2009, decreased $2.1 billion from the comparable 2008 period, due primarily to lower cash spent to purchase businesses ($1.2 billion), the 2008 purchase of the *Interval* trademark ($407 million) and lower capital expenditures ($384 million). Lower capital expenditures in 2009 primarily reflected the completion of our new manufacturing facilities in Greece and Indonesia and our R&D center in Switzerland.

In 2010, we spent $83 million for the net assets and contractual relationships of our current leaf suppliers in Brazil. For further details, see Note 6. *Acquisitions and Other Business Arrangements.*

In September 2009, we acquired Swedish Match South Africa (Proprietary) Limited, for ZAR 1.93 billion ($256 million based on exchange rates prevailing at the time of the acquisition), including acquired cash of $36 million.

In February 2009, we purchased the *Petterøes* tobacco business for $209 million.

On July 31, 2008, we announced that we had entered into an agreement with Rothmans to purchase, by way of a tender offer, all of the outstanding common shares of Rothmans for CAD 30 per share in cash, or CAD 2.0 billion ($1.9 billion based on exchange rates prevailing at the time of the acquisition). In October 2008, we completed the acquisition of all the Rothmans shares.

In June 2008, we purchased the fine cut trademark *Interval* and certain other trademarks in the other tobacco products category from Imperial Tobacco Group PLC for $407 million. The cost of this purchase is reflected in other investing activities in the consolidated statement of cash flows for the year ended December 31, 2008.

Our capital expenditures were $713 million in 2010, $715 million in 2009 and $1,099 million in 2008. The expenditures were primarily for the modernization and consolidation of manufacturing facilities, expansion of research and development facilities, and expansion of production capacity. We expect capital expenditures in 2011, of approximately $850 million, to be funded by operating cash flows.

■ **Net Cash Used in Financing Activities:** During 2010, net cash used in financing activities was $8.6 billion, compared with net cash used in financing activities of $6.9 billion during 2009 and $4.2 billion in 2008. During 2010, we used a total of $9.6 billion to repurchase our common stock, pay dividends, and repay debt. These uses were partially offset by proceeds from our debt offerings in 2010 of $1.1 billion. During 2009, we used a total of $10.0 billion to repurchase our common stock and pay dividends to our public stockholders, partially offset by net proceeds from the issuance of debt ($3.1 billion). During 2008, we used $10.3 billion to repurchase our common stock and pay dividends to Altria and our public stockholders, partially offset by net proceeds from the issuance of long-term debt ($5.7 billion) and payments from Altria ($664 million).

In 2008, the amount received from Altria was due primarily to cash received for employee-related costs and the transfer of pension, postretirement and other liabilities associated with the Spin-off.

Dividends paid to public stockholders in 2010, 2009 and 2008 were $4.4 billion, $4.3 billion and $2.1 billion, respectively.

■ **Debt and Liquidity:**

We define cash and cash equivalents as short-term, highly liquid investments, readily convertible to known amounts of cash, which mature within three months and have an insignificant risk of change in value due to interest rate or credit risk changes. As a policy, we do not hold any investments in structured or equity-linked products. Our cash and cash equivalents are predominantly held in short-term bank deposits with institutions having a long-term rating of A or better and a short-term rating of A-1/P-1.

Credit Ratings: The cost and terms of our financing arrangements as well as our access to commercial paper markets may be affected by applicable credit ratings. At December 31, 2010, our credit ratings and outlook by major credit rating agencies were as follows:

	Short-term	Long-term	Outlook
Moody's	P-1	A2	Stable
Standard & Poor's	A-1	A	Stable
Fitch	F1	A	Stable

Credit Facilities: On March 29, 2010, we entered into a new multi-year revolving credit facility in the amount of $2.5 billion, which expires on September 30, 2013. This new revolving credit facility replaced our Euro 2.0 billion five-year revolving credit facility, which was to expire on May 12, 2010, and our $1.0 billion three-year revolving credit facility, which was to expire on December 4, 2010.

At December 31, 2010, our committed credit facilities and commercial paper were as follows:

Type (in billions of dollars)	Committed Credit Facilities	Commercial Paper
3.5-year revolving credit, expiring September 30, 2013	**$2.5**	
5-year revolving credit, expiring December 4, 2012	**2.7**	
Total facilities	**$5.2**	
Commercial paper outstanding		**$1.2**

At December 31, 2010, there were no borrowings under the committed credit facilities.

All banks participating in our committed credit facilities are highly rated by the credit rating agencies. We continuously monitor the credit quality of our banking group, and at this time we are not aware of any potential non-performing credit provider.

These facilities require us to maintain a ratio of consolidated earnings before interest, taxes, depreciation and amortization ("consolidated EBITDA") to consolidated interest expense of not less than 3.5 to 1.0 on a rolling twelve-month basis. At December 31, 2010, our ratio calculated in accordance with the agreements was 13.7 to 1.0. These facilities do not include any credit rating triggers, material adverse change clauses or any provisions that could require us to post collateral. We expect to continue to meet our covenants. These facilities can be used to support the issuance of commercial paper in Europe and the United States. The terms "consolidated EBITDA" and "consolidated interest expense," both of which include certain adjustments, are defined in the facility agreements previously filed with the Securities and Exchange Commission.

In addition to the committed credit facilities discussed above, certain of our subsidiaries maintain short-term credit arrangements to meet their respective working capital needs. These credit arrangements, which amounted to approximately $1.6 billion at December 31, 2010, are for the sole use of the subsidiaries. Borrowings under these arrangements amounted to $538 million and $312 million at December 31, 2010 and 2009, respectively.

Commercial Paper Facilities: We have commercial paper programs in place in the U.S. and in Europe. At December 31, 2010 and 2009, we had $1.2 billion and $1.4 billion, respectively, of commercial paper outstanding.

The $5.2 billion of committed revolving credit facilities are more than adequate to back-stop our commercial paper issuance needs. The existence of these facilities, coupled with our operating cash flows, will enable us to meet our liquidity requirements.

Debt: Our total debt was $16.5 billion at December 31, 2010, and $15.4 billion at December 31, 2009. Fixed-rate debt constituted approximately 87% of our total debt at December 31, 2010, and 89% of our total debt at December 31, 2009. The weighted-average interest rate on our total debt was 4.9% at December 31, 2010, and 5.0% at December 31, 2009. See Note 16. *Fair Value Measurements* to our consolidated financial statements for a discussion of our disclosures related to the fair value of debt. The debt that we can issue is subject to approval by our Board of Directors.

On April 25, 2008, we filed a shelf registration statement with the Securities and Exchange Commission, under which we may from time to time sell debt securities and/or warrants to purchase debt securities over a three-year period. During 2011, we plan to file a new shelf registration statement with the Securities and Exchange Commission.

In March 2009, we entered into a Euro Medium Term Note Program under which we may from time to time issue unsecured notes. Under this program, we issued Euro 2.0 billion (approximately $2.6 billion) of notes in March 2009. The Euro notes bear the following terms:

- Euro 1.25 billion total principal due March 2012 at a fixed interest rate of 4.250%. Interest is payable annually beginning March 23, 2010.
- Euro 750 million total principal due March 2016 at a fixed interest rate of 5.750%. Interest is payable annually beginning March 24, 2010.

In March 2009, we also issued CHF 500 million ($431 million) of 3.250% bonds, due in March 2013.

In March 2010, we renewed our Euro Medium Term Note Program. This program is due to expire in March 2011.

In March 2010, we issued $1.0 billion of 4.50% U.S. dollar notes due March 2020 under our shelf registration statement. For further details on this debt offering, see Note 7. *Indebtedness* to our consolidated financial statements.

■ **Off-Balance Sheet Arrangements and Aggregate Contractual Obligations:** We have no off-balance sheet arrangements, including special purpose entities, other than guarantees and contractual obligations that are discussed below.

Guarantees: As discussed in Note 21. *Contingencies* to our consolidated financial statements at December 31, 2010, our third-party guarantees were $5 million, of which $2 million have no specific expiration dates. The remainder expires through 2014. We are required to perform under these guarantees in the event that a third party fails to make contractual payments. We do not have a liability on our consolidated balance sheet at December 31, 2010, as the fair value of these guarantees is insignificant due to the fact that the probability of future payment under these guarantees is remote.

At December 31, 2010, we are also contingently liable for $3.7 billion of guarantees related to our own performance, consisting of the following:

- $3.1 billion of guarantees of excise tax and import duties related primarily to the shipment of our products. In these agreements, a financial institution provides a guarantee of tax payments to the respective government agency. We then issue guarantees to the respective financial institution for the payment of the taxes. These are revolving facilities that are integral to the shipment of our products, and the underlying taxes payable are recorded on our consolidated balance sheet.
- $0.6 billion of other guarantees, consisting principally of guarantees of tax payments directly granted to respective government agencies and of guarantees of lines of credit for certain of our subsidiaries.

Although these guarantees of our own performance are frequently short-term in nature, they are expected to be replaced, upon expiration, with similar guarantees of similar amounts. These items have not had, and are not expected to have, a significant impact on our liquidity.

Aggregate Contractual Obligations: The following table summarizes our contractual obligations at December 31, 2010:

	Payments Due				
(in millions)	Total	2011	2012-2013	2014-2015	2016 and Thereafter
Long-term debt(1)	$14,837	$1,385	$5,074	$2,238	$6,140
RBH Legal Settlement(2)	298	34	76	83	105
Colombian Investment and Cooperation Agreement(3)	140	8	15	16	101
Interest on borrowings(4)	5,425	757	1,168	801	2,699
Operating leases(5)	722	174	195	98	255
Purchase obligations(6):					
Inventory and production costs	1,886	1,143	629	114	
Other	1,746	1,033	455	246	12
	3,632	2,176	1,084	360	12
Other long-term liabilities(7)	318	35	59	46	178
	$25,372	$4,569	$7,671	$3,642	$9,490

(1) Amounts represent the expected cash payments of our long-term debt. Amounts include capital lease obligations, primarily associated with vending machines in Japan.

(2) Amounts represent the estimated future payments due under the terms of the settlement agreement. See Note 19. *RBH Legal Settlement* to our consolidated financial statements for more details regarding this settlement.

(3) Amounts represent the expected cash payments under the terms of the Colombian Investment and Cooperation Agreement. See Note 18. *Colombian Investment and Cooperation Agreement* to our consolidated financial statements for more details regarding this agreement.

(4) Amounts represent the expected cash payments of our interest expense on our long-term debt, including the current portion of long-term debt. Interest on our fixed-rate debt is presented using the stated interest rate. Interest on our variable rate debt is estimated using the rate in effect at December 31, 2010. Amounts exclude the amortization of debt discounts, the amortization of loan fees and fees for lines of credit that would be included in interest expense in the consolidated statements of earnings.

(5) Amounts represent the minimum rental commitments under non-cancelable operating leases.

(6) Purchase obligations for inventory and production costs (such as raw materials, indirect materials and supplies, packaging, co-manufacturing arrangements, storage and distribution) are commitments for projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Most arrangements are cancelable without a significant penalty and with short notice (usually 30 days). Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.

(7) Other long-term liabilities consist primarily of postretirement health care costs and accruals established for employment costs. The following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued pension and postemployment costs, tax contingencies, insurance accruals and other accruals. We are unable to estimate the timing of payments (or contributions in the case of accrued pension costs) for these items. Currently, we anticipate making pension contributions of approximately $153 million in 2011, based on current tax and benefit laws (as discussed in Note 13. *Benefit Plans* to our consolidated financial statements).

The E.C. agreement payments discussed below are excluded from the table above, as the payments are subject to adjustment based on certain variables including our market share in the EU.

E.C. Agreement: In 2004, we entered into an agreement with the European Commission (acting on behalf of the European Community) that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. This agreement has been signed by all 27 Member States. This agreement calls for payments that are to be adjusted based on certain variables, including our market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, we record these payments as an expense in cost of sales when product is shipped. In addition, we are also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and are subject to payments of five times the applicable taxes and duties if qualifying product seizures exceed 90 million cigarettes in a given year. To date, our annual payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $91 million, $84 million and $80 million were recorded in cost of sales in 2010, 2009 and 2008, respectively.

Other: In addition to the contractual obligations noted above, we entered into separate agreements with Grupo Carso, S.A.B. de C.V. ("Grupo Carso") in 2007, and FTC in 2010, which relate to the potential purchase of the noncontrolling interest in our Mexican and Philippines tobacco businesses by PMI. See Note 4. *Transactions with Altria Group, Inc. and Related Party* to our consolidated financial statements for a discussion of our agreement with Grupo Carso and Note 6. *Acquisitions and Other Business Arrangements* to our consolidated financial statements for a discussion of our agreement with FTC.

■ **Equity and Dividends:** As discussed in Note 9. *Stock Plans* to our consolidated financial statements, during 2010, we granted 3.6 million shares of restricted stock and deferred stock awards at a weighted-average grant date fair value of $47.54. The restricted stock and deferred stock awards will not vest until the completion of the original restriction period, which is typically three years from the date of the original grant.

On May 1, 2008, we began a $13.0 billion two-year share repurchase program. On April 30, 2010, we completed this $13.0 billion share repurchase program by purchasing, in total, 277.6 million shares at an average price of $46.83 per share.

On May 1, 2010, we began repurchasing shares under a new three-year $12 billion share repurchase program that was authorized by our Board of Directors in February 2010. From May 1, 2010 through December 31, 2010, we repurchased 55.9 million shares of our common stock at a cost of $3.0 billion under this new repurchase program. During 2010, we repurchased 97.1 million shares at a cost of $5.0 billion. In 2011, we anticipate spending approximately $5.0 billion on share repurchases.

Dividends paid to public stockholders in 2010 were $4.4 billion. During the third quarter of 2010, our Board of Directors approved a 10.3% increase in the quarterly dividend rate to $0.64 per common share. As a result, the present annualized dividend rate is $2.56 per common share.

Market Risk

■ **Counterparty Risk:** We predominantly work with financial institutions with strong short and long-term credit ratings as assigned by Standard & Poor's and Moody's. These banks are also part of a defined group of relationship banks. Non-investment grade institutions are only used in certain emerging markets to the extent required by local business needs. We have a conservative approach when it comes to choosing financial counterparties and financial instruments. As such we do not invest or hold investments in any structured or equity-linked products. The majority of our cash and cash equivalents are currently invested in bank deposits maturing within less than 30 days.

We continuously monitor and assess the credit worthiness of all our counterparties.

■ **Derivative Financial Instruments:** We operate in markets outside of the United States, with manufacturing and sales facilities in various locations throughout the world. Consequently, we use certain financial instruments to manage our foreign currency exposure. We use derivative financial instruments principally to reduce our exposure to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures. We are not a party to leveraged derivatives and, by policy, do not use derivative financial instruments for speculative purposes.

See Note 15. *Financial Instruments* and Note 16. *Fair Value Measurements* to our consolidated financial statements for further details on our derivative financial instruments.

■ **Value at Risk:** We use a value at risk computation to estimate the potential one-day loss in the fair value of our interest rate-sensitive financial instruments and to estimate the potential one-day loss in pre-tax earnings of our foreign currency price-sensitive derivative financial instruments. This computation includes our debt, short-term investments, and foreign currency forwards, swaps and options. Anticipated transactions, foreign currency trade payables and receivables, and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation.

The computation estimates were made assuming normal market conditions, using a 95% confidence interval. We use a "variance/co-variance" model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for determining value at risk at December 31, 2010 and 2009, and over each of the four preceding quarters for the calculation of average value at risk amounts during each year. The values of foreign currency options do not change on a one-to-one basis with the underlying currency and were valued accordingly in the computation.

The estimated potential one-day loss in fair value of our interest rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency instruments under normal market conditions, as calculated in the value at risk model, were as follows:

	Pre-Tax Earnings Impact			
(in millions)	At 12/31/10	Average	High	Low
Instruments sensitive to:				
Foreign currency rates	**$44**	**$36**	**$53**	**$16**

	Fair Value Impact			
(in millions)	At 12/31/10	Average	High	Low
Instruments sensitive to:				
Interest rates	**$73**	**$57**	**$73**	**$37**

	Pre-Tax Earnings Impact			
(in millions)	At 12/31/09	Average	High	Low
Instruments sensitive to:				
Foreign currency rates	$20	$26	$46	$17

	Fair Value Impact			
(in millions)	At 12/31/09	Average	High	Low
Instruments sensitive to:				
Interest rates	$64	$92	$125	$62

The value at risk computation is a risk analysis tool designed to statistically estimate the maximum probable daily loss from adverse movements in interest and foreign currency rates under normal market conditions. The computation does not purport to represent actual losses in fair value or earnings to be incurred by us, nor does it consider the effect of favorable changes in market rates. We cannot predict actual future movements in such market rates and do not present these results to be indicative of future movements in market rates or to be representative of any actual impact that future changes in market rates may have on our future results of operations or financial position.

Contingencies

See Note 21. *Contingencies* to our consolidated financial statements for a discussion of contingencies.

Cautionary Factors That May Affect Future Results

Forward-Looking and Cautionary Statements

We may from time to time make written or oral forward-looking statements, including statements contained in filings with the SEC, in reports to stockholders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as "strategy," "expects," "continues," "plans," "anticipates," "believes," "will," "estimates," "intends," "projects," "goals," "targets" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in our securities. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. We elaborate on these and other risks we face throughout this document, particularly in the "Business Environment" section preceding our discussion of operating results of our business. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time except in the normal course of our public disclosure obligations.

Risks Related to Our Business and Industry

■ **Cigarettes are subject to substantial taxes. Significant increases in cigarette-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions. These tax increases may affect our profitability disproportionately and make us less competitive versus certain of our competitors.**

Tax regimes, including excise taxes, sales taxes and import duties, can disproportionately affect the retail price of manufactured cigarettes versus other tobacco products, or disproportionately affect the relative retail price of our manufactured cigarette brands versus cigarette brands manufactured by certain of our competitors. Because our portfolio is weighted toward the premium-price manufactured cigarette category, tax regimes based on sales price can place us at a competitive disadvantage in certain markets. As a result, our volume and profitability may be adversely affected in these markets.

Increases in cigarette taxes are expected to continue to have an adverse impact on our sales of cigarettes, due to resulting lower consumption levels, a shift in sales from manufactured cigarettes to other tobacco products and from the premium-price to the mid-price or low-price cigarette categories, where we may be under-represented, from local sales to legal cross-border purchases of lower price products or to illicit products such as contraband and counterfeit.

■ **The elimination of minimum retail selling price systems in the European Union may adversely affect our business.**

During the first half of 2010, the European Court of Justice ruled against several EU Member States (Austria, France, Ireland and Italy) that had enacted laws establishing a minimum retail selling price for cigarettes and, in some cases, other tobacco products on the grounds that such systems infringe on EU law. As a result, Austria and France have abolished their minimum retail selling price systems. These developments could adversely impact excise tax levels and widen price gaps in those markets, which may adversely affect our business.

■ **Our business faces significant governmental action aimed at increasing regulatory requirements with the goal of preventing the use of tobacco products.**

Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced industry volume in many of our markets, and we expect that such factors will continue to reduce consumption levels and will increase downtrading and the risk of counterfeiting, contraband and cross-border purchases. Significant regulatory developments will take place over the next few years in most of our markets, driven principally by the World Health Organization's Framework Convention on Tobacco Control ("FCTC"). The FCTC is the first international public health treaty on tobacco, and its objective is to establish a global agenda for tobacco regulation. The FCTC has led to increased efforts by tobacco control advocates and public health organizations to reduce the palatability and attractiveness of tobacco products to adult smokers. Regulatory initiatives that have been proposed, introduced or enacted include:

- the levying of substantial and increasing tax and duty charges;
- restrictions or bans on advertising, marketing and sponsorship;
- the display of larger health warnings, graphic health warnings and other labeling requirements;
- restrictions on packaging design, including the use of colors, and plain packaging;
- restrictions or bans on the display of tobacco product packaging at the point of sale and restrictions or bans on cigarette vending machines;
- requirements regarding testing, disclosure and performance standards for tar, nicotine, carbon monoxide and other smoke constituents;
- disclosure restrictions, or bans of tobacco product ingredients;
- increased restrictions on smoking in public and work places and, in some instances, in private places and outdoors;
- elimination of duty free allowances for travelers; and
- encouraging litigation against tobacco companies.

Our operating income could be significantly affected by regulatory initiatives resulting in a significant decrease in demand for our brands, in particular requirements that lead to a commoditization of tobacco products, as well as any significant increase in the cost of complying with new regulatory requirements.

■ **Litigation related to cigarette smoking and exposure to ETS could substantially reduce our profitability and could severely impair our liquidity.**
There is litigation related to tobacco products pending in certain jurisdictions. Damages claimed in some of the tobacco-related litigation are significant and, in certain cases in Brazil, Canada, Israel and Nigeria, range into the billions of dollars. We anticipate that new cases will continue to be filed. The FCTC encourages litigation against tobacco product manufacturers. It is possible that our consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Please see Note 21. *Contingencies* to our consolidated financial statements for a discussion of tobacco-related litigation.

■ **We face intense competition, and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.**
We compete primarily on the basis of product quality, brand recognition, brand loyalty, taste, innovation, packaging, service, marketing, advertising and price. We are subject to highly competitive conditions in all aspects of our business. The competitive environment and our competitive position can be significantly influenced by weak economic conditions, erosion of consumer confidence, competitors' introduction of low-price products or innovative products, higher cigarette taxes, higher absolute prices and larger gaps between price categories, and product regulation that diminishes the ability to differentiate tobacco products. Competitors include three large international tobacco companies and several regional and local tobacco companies and, in some instances, state-owned tobacco enterprises, principally in China, Egypt, Thailand, Taiwan, Vietnam and Algeria. Industry consolidation and privatizations of state-owned enterprises have led to an overall increase in competitive pressures. Some competitors have different profit and volume objectives and some international competitors are less susceptible to changes in currency exchange rates.

■ **Because we have operations in numerous countries, our results may be influenced by economic, regulatory and political developments in many countries.**
Some of the countries in which we operate face the threat of civil unrest and can be subject to regime changes. In others, nationalization, terrorism, conflict and the threat of war may have a significant impact on the business environment. Economic, political, regulatory or other developments could disrupt our supply chain or our distribution capabilities. In addition, such developments could lead to loss of property or equipment that are critical to our business in certain markets and difficulty in staffing and managing our operations, which could reduce our volumes, revenues and net earnings. In certain markets, we are dependent on governmental approvals of various actions such as price changes.

In addition, despite our high ethical standards and rigorous control and compliance procedures aimed at preventing and detecting unlawful conduct, given the breadth and scope of our international operations, we may not be able to detect all potential improper or unlawful conduct by our employees and international partners.

■ **We may be unable to anticipate changes in consumer preferences or to respond to consumer behavior influenced by economic downturns.**
Our tobacco business is subject to changes in consumer preferences, which may be influenced by local economic conditions. To be successful, we must:

- promote brand equity successfully;
- anticipate and respond to new consumer trends;
- develop new products and markets and broaden brand portfolios;
- improve productivity; and
- be able to protect or enhance margins through price increases.

In periods of economic uncertainty, consumers may tend to purchase lower price brands, and the volume of our premium-price and mid-price brands and our profitability could suffer accordingly.

■ **We lose revenues as a result of counterfeiting, contraband and cross-border purchases.**
Large quantities of counterfeit cigarettes are sold in the international market. We believe that *Marlboro* is the most heavily counterfeited international cigarette brand, although we cannot quantify the amount of revenues we lose as a result of this activity. In addition, our revenues are reduced by contraband and legal cross-border purchases.

■ **From time to time, we are subject to governmental investigations on a range of matters.**
Investigations include allegations of contraband shipments of cigarettes, allegations of unlawful pricing activities within certain markets, allegations of underpayment of custom duties and/or excise taxes, and allegations of false and misleading usage of descriptors such as "lights" and "ultra lights." We cannot predict the outcome of those investigations or whether additional investigations may be commenced, and it is possible that our business could be materially affected by an unfavorable outcome of pending or future investigations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Operating Results by Business Segment—Business Environment—Governmental Investigations" for a description of governmental investigations to which we are subject.

■ **We may be unsuccessful in our attempts to produce products with the potential to reduce the risk of smoking-related diseases.**

We continue to seek ways to develop commercially viable new product technologies that may reduce the risk of smoking. Our goal is to develop products whose potential for risk reduction can be substantiated and meet adult smokers' taste expectations. We may not succeed in these efforts. If we do not succeed, but others do, we may be at a competitive disadvantage. Further, we cannot predict whether regulators will permit the marketing of tobacco products with claims of reduced risk to consumers, which could significantly undermine the commercial viability of these products.

■ **Our reported results could be adversely affected by currency exchange rates, and currency devaluations could impair our competitiveness.**

We conduct our business primarily in local currency and, for purposes of financial reporting, the local currency results are translated into U.S. dollars based on average exchange rates prevailing during a reporting period. During times of a strengthening U.S. dollar, our reported net revenues and operating income will be reduced because the local currency will translate into fewer U.S. dollars. During periods of local economic crises, foreign currencies may be devalued significantly against the U.S. dollar, reducing our margins. Actions to recover margins may result in lower volume and a weaker competitive position.

■ **The repatriation of our foreign earnings, changes in the earnings mix, and changes in U.S. tax laws may increase our effective tax rate.**

Because we are a U.S. holding company, our most significant source of funds is distributions from our non-U.S. subsidiaries. Under current U.S. tax law, in general we do not pay U.S. taxes on our foreign earnings until they are repatriated to the U.S. as distributions from our non-U.S. subsidiaries. These distributions may result in a residual U.S. tax cost. It may be advantageous to us in certain circumstances to significantly increase the amount of such distributions, which could result in a material increase in our overall effective tax rate. Additionally, the Obama Administration has indicated that it favors changes in U.S. tax law that would fundamentally change how our earnings are taxed in the U.S. If enacted and depending upon its precise terms, such legislation could increase our overall effective tax rate.

■ **Our ability to grow may be limited by our inability to introduce new products, enter new markets or to improve our margins through higher pricing and improvements in our brand and geographic mix.**

Our profitability may suffer if we are unable to introduce new products or enter new markets successfully, to raise prices or maintain an acceptable proportion of our sales of higher margin products and sales in higher margin geographies.

■ **We may be unable to expand our portfolio through successful acquisitions and the development of strategic business relationships.**

One element of our growth strategy is to strengthen our brand portfolio and market positions through selective acquisitions and the development of strategic business relationships. Acquisition and strategic business development opportunities are limited and present risks of failing to achieve efficient and effective integration, strategic objectives and anticipated revenue improvements and cost savings. There is no assurance that we will be able to acquire attractive businesses on favorable terms or that future acquisitions or strategic business developments will be accretive to earnings.

■ **Government mandated prices, production control programs, shifts in crops driven by economic conditions and the impacts of climate change may increase the cost or reduce the quality of the tobacco and other agricultural products used to manufacture our products.**

As with other agricultural commodities, the price of tobacco leaf and cloves can be influenced by imbalances in supply and demand, and crop quality can be influenced by variations in weather patterns, including those caused by climate change. Tobacco production in certain countries is subject to a variety of controls, including government mandated prices and production control programs. Changes in the patterns of demand for agricultural products could cause farmers to plant less tobacco. Any significant change in tobacco leaf and clove prices, quality and quantity could affect our profitability and our business.

■ **Our ability to implement our strategy of attracting and retaining the best global talent may be impaired by the decreasing social acceptance of cigarette smoking.**

The tobacco industry competes for talent with consumer products and other companies that enjoy greater societal acceptance. As a result, we may be unable to attract and retain the best global talent.

Selected Financial Data—Five-Year Review

(in millions of dollars, except per share data)

	2010	2009	2008	2007	2006
Summary of Operations:					
Net revenues	**$67,713**	$62,080	$63,640	$55,243	$48,302
Cost of sales	**9,713**	9,022	9,328	8,711	8,146
Excise taxes on products	**40,505**	37,045	37,935	32,433	27,533
Gross profit	**17,495**	16,013	16,377	14,099	12,623
Operating income	**11,200**	10,040	10,248	8,894	8,350
Interest expense, net	**876**	797	311	10	142
Earnings before income taxes	**10,324**	9,243	9,937	8,884	8,208
Pre-tax profit margin	**15.2%**	14.9%	15.6%	16.1%	17.0%
Provision for income taxes	**2,826**	2,691	2,787	2,570	1,825
Net earnings	**7,498**	6,552	7,150	6,314	6,383
Net earnings attributable to noncontrolling interests	**239**	210	260	276	253
Net earnings attributable to PMI	**7,259**	6,342	6,890	6,038	6,130
Basic earnings per share	**3.93**	3.25	3.32	2.86	2.91
Diluted earnings per share	**3.92**	3.24	3.31	2.86	2.91
Dividends declared per share to public stockholders	**2.44**	2.24	1.54	—	—
Capital expenditures	**713**	715	1,099	1,072	886
Depreciation and amortization	**932**	853	842	748	658
Property, plant and equipment, net	**6,499**	6,390	6,348	6,435	5,238
Inventories	**8,317**	9,207	9,664	9,371	7,101
Total assets	**35,050**	34,552	32,972	31,777	26,143
Long-term debt	**13,370**	13,672	11,377	5,578	2,222
Total debt	**16,502**	15,416	11,961	6,069	2,773
Stockholders' equity	**3,933**	6,145	7,904	16,013	14,868
Common dividends declared to public stockholders as a % of Diluted EPS	**62.2%**	69.1%	46.5%	—	—
Book value per common share outstanding	**2.18**	3.26	3.94	7.59	7.05
Market price per common share — high/low	**60.87-42.94**	52.35-32.04	56.26-33.30	—	—
Closing price of common share at year end	**58.53**	48.19	43.51	—	—
Price/earnings ratio at year end — Diluted	**15**	15	13	—	—
Number of common shares outstanding at year end (millions)[1]	**1,802**	1,887	2,007	2,109	2,109
Number of employees	**78,300**	77,300	75,600	75,500	74,200

(1) For the years ended 2007 and 2006, share amounts are based on the number of shares distributed by Altria on the Distribution Date.

This Selected Financial Data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements.

Consolidated Balance Sheets

(in millions of dollars, except share and per share data)

at December 31,	2010	2009
Assets		
Cash and cash equivalents	**$ 1,703**	$ 1,540
Receivables (less allowances of $56 in 2010 and $33 in 2009)	**3,009**	3,098
Inventories:		
Leaf tobacco	**4,026**	4,183
Other raw materials	**1,314**	1,275
Finished product	**2,977**	3,749
	8,317	9,207
Deferred income taxes	**371**	305
Other current assets	**356**	532
Total current assets	**13,756**	14,682
Property, plant and equipment, at cost:		
Land and land improvements	**703**	579
Buildings and building equipment	**3,720**	3,593
Machinery and equipment	**7,857**	7,591
Construction in progress	**479**	495
	12,759	12,258
Less: accumulated depreciation	**6,260**	5,868
	6,499	6,390
Goodwill	**10,161**	9,112
Other intangible assets, net	**3,873**	3,546
Other assets	**761**	822
Total Assets	**$35,050**	$34,552

See notes to consolidated financial statements.

at December 31,	2010	2009
Liabilities		
Short-term borrowings	**$ 1,747**	$ 1,662
Current portion of long-term debt	**1,385**	82
Accounts payable	**835**	670
Accrued liabilities:		
Marketing and selling	**393**	441
Taxes, except income taxes	**4,884**	4,824
Employment costs	**739**	752
Dividends payable	**1,162**	1,101
Other	**920**	955
Income taxes	**601**	500
Deferred income taxes	**138**	191
Total current liabilities	**12,804**	11,178
Long-term debt	**13,370**	13,672
Deferred income taxes	**2,027**	1,688
Employment costs	**1,261**	1,260
Other liabilities	**467**	609
Total liabilities	**29,929**	28,407
Contingencies (Note 21)		
Redeemable noncontrolling interests (Note 6)	**1,188**	
Stockholders' Equity		
Common stock, no par value (2,109,316,331 shares issued in 2010 and 2009)		
Additional paid-in capital	**1,225**	1,403
Earnings reinvested in the business	**18,133**	15,358
Accumulated other comprehensive losses	**(1,140)**	(817)
	18,218	15,944
Less: cost of repurchased stock (307,532,841 and 222,151,828 shares in 2010 and 2009, respectively)	**14,712**	10,228
Total PMI stockholders' equity	**3,506**	5,716
Noncontrolling interests	**427**	429
Total stockholders' equity	**3,933**	6,145
Total Liabilities and Stockholders' Equity	**$35,050**	$34,552

Consolidated Statements of Earnings

(in millions of dollars, except per share data)

for the years ended December 31,	2010	2009	2008
Net revenues	**$67,713**	$62,080	$63,640
Cost of sales	**9,713**	9,022	9,328
Excise taxes on products	**40,505**	37,045	37,935
Gross profit	**17,495**	16,013	16,377
Marketing, administration and research costs	**6,160**	5,870	6,001
Asset impairment and exit costs	**47**	29	84
Amortization of intangibles	**88**	74	44
Operating income	**11,200**	10,040	10,248
Interest expense, net	**876**	797	311
Earnings before income taxes	**10,324**	9,243	9,937
Provision for income taxes	**2,826**	2,691	2,787
Net earnings	**7,498**	6,552	7,150
Net earnings attributable to noncontrolling interests	**239**	210	260
Net earnings attributable to PMI	**$ 7,259**	$ 6,342	$ 6,890
Per share data (Note 10):			
Basic earnings per share	**$ 3.93**	$ 3.25	$ 3.32
Diluted earnings per share	**$ 3.92**	$ 3.24	$ 3.31

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in millions of dollars, except per share data)

	PMI Stockholders' Equity						
	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Accumulated Other Comprehensive Earnings (Losses)	Cost of Repurchased Stock	Noncontrolling Interests	Total
Balances, January 1, 2008	$ —	$1,265	$12,642	$ 1,688	$ —	$ 418	$16,013
Comprehensive earnings:							
Net earnings			6,890			260	7,150
Other comprehensive earnings (losses), net of income taxes:							
Currency translation adjustments, net of income taxes of ($21)				(2,566)		(104)	(2,670)
Change in net loss and prior service cost, net of income taxes of $257				(1,344)			(1,344)
Change in fair value of derivatives accounted for as hedges, net of income taxes of $6				(58)			(58)
Change in fair value of equity securities				(1)			(1)
Total other comprehensive losses				(3,969)		(104)	(4,073)
Total comprehensive earnings			6,890	(3,969)		156	3,077
Exercise of stock options and issuance of other stock awards(1)		395			245		640
Measurement date change for non-U.S. benefit plans, net of income taxes			(9)				(9)
Dividend declared to Altria Group, Inc. ($1.43 per share)			(3,019)				(3,019)
Dividends declared to public stockholders ($1.54 per share)			(3,150)				(3,150)
Payments to noncontrolling interests						(249)	(249)
Common stock repurchased					(5,399)		(5,399)
Other		(79)				79	—
Balances, December 31, 2008	—	1,581	13,354	(2,281)	(5,154)	404	7,904
Comprehensive earnings:							
Net earnings			6,342			210	6,552
Other comprehensive earnings (losses), net of income taxes:							
Currency translation adjustments, net of income taxes of ($12)				1,329		2	1,331
Change in net loss and prior service cost, net of income taxes of $30				36			36
Change in fair value of derivatives accounted for as hedges, net of income taxes of ($8)				87			87
Change in fair value of equity securities				12			12
Total other comprehensive earnings				1,464		2	1,466
Total comprehensive earnings			6,342	1,464		212	8,018
Exercise of stock options and issuance of other stock awards		(171)			453		282
Dividends declared ($2.24 per share)			(4,338)				(4,338)
Purchase of subsidiary shares from noncontrolling interests		(7)				(2)	(9)
Payments to noncontrolling interests						(185)	(185)
Common stock repurchased					(5,527)		(5,527)
Balances, December 31, 2009	—	1,403	15,358	(817)	(10,228)	429	6,145
Comprehensive earnings:							
Net earnings			**7,259**			**213**(2)	**7,472**(2)
Other comprehensive earnings (losses), net of income taxes:							
Currency translation adjustments, net of income taxes of ($107)				**(54)**		**(5)**(2)	**(59)**
Change in net loss and prior service cost, net of income taxes of $23				**(242)**			**(242)**
Change in fair value of derivatives accounted for as hedges, net of income taxes of $3				**(17)**			**(17)**
Change in fair value of equity securities				**(10)**			**(10)**
Total other comprehensive losses				**(323)**		**(5)**	**(328)**
Total comprehensive earnings			**7,259**	**(323)**		**208**	**7,144**
Exercise of stock options and issuance of other stock awards		**(178)**			**543**		**365**
Dividends declared ($2.44 per share)			**(4,484)**				**(4,484)**
Payments to noncontrolling interests						**(210)**	**(210)**
Common stock repurchased					**(5,027)**		**(5,027)**
Balances, December 31, 2010	**$ —**	**$1,225**	**$18,133**	**$(1,140)**	**$(14,712)**	**$ 427**	**$ 3,933**

(1) Includes an increase to additional paid-in capital for the reimbursement to PMI caused by modifications to Altria Group, Inc. stock awards. See Note 4. *Transactions with Altria Group, Inc. and Related Party.*

(2) Net earnings attributable to noncontrolling interests exclude $26 million of earnings related to the redeemable noncontrolling interest, which is reported outside of the equity section in the consolidated balance sheet at December 31, 2010. Currency translation adjustments also exclude $16 million of gains related to the redeemable noncontrolling interest at December 31, 2010.

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions of dollars)

for the years ended December 31,	2010	2009	2008
Cash Provided by (Used in) Operating Activities			
Net earnings	**$ 7,498**	$ 6,552	$ 7,150
Adjustments to reconcile net earnings to operating cash flows:			
Depreciation and amortization	**932**	853	842
Deferred income tax provision	**101**	129	5
Equity loss from RBH legal settlement			124
Colombian investment and cooperation agreement charge		135	
Asset impairment and exit costs, net of cash paid	**(28)**	(27)	(15)
Cash effects of changes, net of the effects from acquired and divested companies:			
Receivables, net	**123**	(187)	(25)
Inventories	**1,071**	660	(914)
Accounts payable	**(72)**	(116)	(90)
Income taxes	**92**	5	39
Accrued liabilities and other current assets	**41**	190	857
Pension plan contributions	**(433)**	(558)	(262)
Changes in amounts due from Altria Group, Inc. and affiliates			37
Other	**112**	248	187
Net cash provided by operating activities	**9,437**	7,884	7,935
Cash Provided by (Used in) Investing Activities			
Capital expenditures	**(713)**	(715)	(1,099)
Purchase of businesses, net of acquired cash	**(83)**	(429)	(1,663)
Other	**86**	46	(399)
Net cash used in investing activities	**(710)**	(1,098)	(3,161)

See notes to consolidated financial statements.

for the years ended December 31,	2010	2009	2008
Cash Provided by (Used in) Financing Activities			
Net (repayment) issuance of short-term borrowings	**$ (9)**	$ 246	$ (449)
Long-term debt proceeds	**1,130**	2,987	11,892
Long-term debt repaid	**(183)**	(101)	(5,736)
Repurchases of common stock	**(5,030)**	(5,625)	(5,256)
Issuance of common stock	**229**	177	118
Changes in amounts due from Altria Group, Inc. and affiliates			664
Dividends paid to Altria Group, Inc.			(3,019)
Dividends paid to public stockholders	**(4,423)**	(4,327)	(2,060)
Other	**(292)**	(268)	(332)
Net cash used in financing activities	**(8,578)**	(6,911)	(4,178)
Effect of exchange rate changes on cash and cash equivalents	**14**	134	(566)
Cash and cash equivalents:			
Increase	**163**	9	30
Balance at beginning of year	**1,540**	1,531	1,501
Balance at end of year	**$ 1,703**	$ 1,540	$ 1,531
Cash paid: Interest	**$ 912**	$ 743	$ 499
Income taxes	**$ 2,728**	$ 2,537	$ 2,998

As discussed in Note 6. *Acquisitions and Other Business Arrangements*, PMI's 2010 business combination in the Philippines is a non-cash transaction.

Notes to Consolidated Financial Statements

Note 1.

Background and Basis of Presentation:

■ **Background:** Philip Morris International Inc. is a holding company incorporated in Virginia, U.S.A., whose subsidiaries and affiliates and their licensees are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside of the United States of America. Throughout these financial statements, the term "PMI" refers to Philip Morris International Inc. and its subsidiaries.

Prior to March 28, 2008, PMI was a wholly owned subsidiary of Altria Group, Inc. ("Altria"). On March 28, 2008 (the "Distribution Date"), Altria distributed all of its interest in PMI to Altria's stockholders in a tax-free transaction pursuant to Section 355 of the U.S. Internal Revenue Code. For information regarding PMI's separation from Altria and PMI's other transactions with Altria Group, Inc. and its affiliates, see Note 4. *Transactions with Altria Group, Inc. and Related Party.*

■ **Basis of presentation:** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. Significant estimates and assumptions include, among other things, pension and benefit plan assumptions, useful lives and valuation assumptions of goodwill and other intangible assets, marketing programs and income taxes. Actual results could differ from those estimates.

The consolidated financial statements include PMI, as well as its wholly owned and majority-owned subsidiaries. Investments in which PMI exercises significant influence (generally 20%–50% ownership interest) are accounted for under the equity method of accounting. Investments in which PMI has an ownership interest of less than 20%, or does not exercise significant influence, are accounted for with the cost method of accounting. All intercompany transactions and balances have been eliminated. Transactions between PMI and Altria are included in these consolidated financial statements.

Note 2.

Summary of Significant Accounting Policies:

■ **Cash and cash equivalents:** Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

■ **Depreciation and amortization:** Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 15 years, and buildings and building improvements over periods up to 40 years. Depreciation expense for 2010, 2009 and 2008 was $844 million, $779 million and $798 million, respectively.

■ **Goodwill and non-amortizable intangible assets valuation:** PMI tests goodwill and non-amortizable intangible assets for impairment annually or more frequently if events occur that would warrant such review. PMI performs its annual impairment analysis in the first quarter of each year. The impairment analysis involves comparing the fair value of each reporting unit or non-amortizable intangible asset to the carrying value. If the carrying value exceeds the fair value, goodwill or a non-amortizable intangible asset is considered impaired. To determine the fair value of goodwill, PMI primarily uses a discounted cash flow model, supported by the market approach using earnings multiples of comparable companies. To determine the fair value of non-amortizable intangible assets, PMI primarily uses a discounted cash flow model applying the relief-from-royalty method. These discounted cash flow models include management assumptions relevant for forecasting operating cash flows, which are subject to changes in business conditions, such as volumes and prices, costs to produce, discount rates and estimated capital needs. Management considers historical experience and all available information at the time the fair values are estimated, and PMI believes these assumptions are consistent with the assumptions a hypothetical marketplace participant would use. PMI concluded that the fair value of our reporting units and non-amortizable intangible assets exceeded this carrying value and any reasonable movement in the assumptions would not result in an impairment. Since the March 28, 2008 spin-off from Altria, PMI has not recorded a charge to earnings for an impairment of goodwill or non-amortizable intangible assets.

■ **Foreign currency translation:** PMI translates the results of operations of its subsidiaries and affiliates using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of stockholders' equity. In addition, some of PMI's subsidiaries have assets and liabilities denominated in currencies other than their functional currencies, and to the extent those are not designated as net investment hedges, these assets and liabilities generate transaction gains and losses when translated into their respective functional currencies. PMI reported its net transaction gains (losses) of ($17) million, $9 million and ($54) million for the years ended December 31, 2010, 2009 and 2008, respectively, in marketing, administration and research costs on the consolidated statements of earnings.

■ **Hedging instruments:** Derivative financial instruments are recorded at fair value on the consolidated balance sheets as either assets or liabilities. Changes in the fair value of derivatives are recorded each period either in accumulated other comprehensive earnings (losses) or in earnings, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive earnings (losses) are reclassified to the consolidated statements of earnings in the periods in which operating results are affected by the hedged item. Cash flows from hedging instruments are classified in the same manner as the affected hedged item in the consolidated statements of cash flows.

■ **Impairment of long-lived assets:** PMI reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. PMI performs undiscounted operating cash flow analyses to determine if an impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, PMI groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

■ **Income taxes:** Prior to the Distribution Date, the accounts of PMI were included in Altria's consolidated United States federal income tax return, and federal income taxes were computed on a separate company basis. PMI made payments to, or was reimbursed by, Altria for the tax effects resulting from its inclusion in Altria's consolidated United States federal income tax return. Beginning March 31, 2008, PMI was no longer a member of the Altria consolidated tax return group and filed its own federal consolidated income tax return.

Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, are determined on a separate company basis and the related assets, and liabilities are recorded in PMI's consolidated balance sheets. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

PMI recognizes accrued interest and penalties associated with uncertain tax positions as part of the provision for income taxes on the consolidated statements of earnings.

■ **Inventories:** Inventories are stated at the lower of cost or market. The first-in, first-out and average cost methods are used to cost substantially all inventories. It is a generally recognized industry practice to classify leaf tobacco inventory as a current asset although part of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year.

■ **Marketing costs:** PMI promotes its products with advertising, consumer incentives and trade promotions. Such programs include, but are not limited to, discounts, rebates, in-store display incentives and volume-based incentives. Advertising costs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization. For interim reporting purposes, advertising and certain consumer incentive expenses are charged to earnings based on estimated sales and related expenses for the full year.

■ **Revenue recognition:** PMI recognizes revenues, net of sales incentives and including shipping and handling charges billed to customers, either upon shipment or delivery of goods when title and risk of loss pass to customers. Excise taxes billed by PMI to customers are reported in net revenues. Shipping and handling costs are classified as part of cost of sales and were $653 million, $603 million and $639 million for the years ended December 31, 2010, 2009 and 2008, respectively.

■ **Software costs:** PMI capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in property, plant and equipment on PMI's consolidated balance sheets and are amortized on a straight-line basis over the estimated useful lives of the software, which do not exceed five years.

■ **Stock-based compensation:** PMI measures compensation cost for all stock-based awards at fair value on date of grant and recognizes the compensation costs over the service periods for awards expected to vest. The fair value of restricted stock and deferred stock is determined based on the number of shares granted and the market value at date of grant. The fair value of stock options is determined using a modified Black-Scholes methodology.

Prior to the Distribution Date, all employee stock incentive awards were granted by Altria.

Excess tax benefits from the vesting of stock-based awards of $32 million, $26 million and $16 million were recognized in additional paid-in capital as of December 31, 2010, 2009 and 2008, respectively, and were presented as financing cash flows.

Note 3.

Goodwill and Other Intangible Assets, net:

Goodwill and other intangible assets, net, by segment were as follows:

(in millions)	Goodwill		Other Intangible Assets, net	
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
European Union	**$ 1,443**	$1,539	**$ 673**	$ 699
Eastern Europe, Middle East & Africa	**702**	743	**263**	253
Asia	**5,004**	3,926	**1,661**	1,346
Latin America & Canada	**3,012**	2,904	**1,276**	1,248
Total	**$10,161**	$9,112	**$3,873**	$3,546

Goodwill is due primarily to PMI's acquisitions in Canada, Indonesia, Mexico, Greece, Serbia, Colombia and Pakistan, as well as the business combination in the Philippines in February 2010. The movements in goodwill are as follows:

(in millions)	European Union	Eastern Europe, Middle East & Africa	Asia	Latin America & Canada	Total
Balance at January 1, 2009	$1,456	$648	$3,387	$2,524	$ 8,015
Changes due to:					
Acquisitions	58	163		38	259
Currency	25	(68)	539	342	838
Balance at December 31, 2009	1,539	743	3,926	2,904	9,112
Changes due to:					
Philippines business combination			**842**		**842**
Other business combinations	**8**	**5**	**2**	**2**	**17**
Currency	**(104)**	**(46)**	**234**	**106**	**190**
Balance at December 31, 2010	**$1,443**	**$702**	**$5,004**	**$3,012**	**$10,161**

The increase in goodwill during 2010 from other business combinations relates to our new leaf procurement business in Brazil, which has been allocated to all of PMI's reportable segments based on the projected use of Brazilian leaf. For further details on the transaction in the Philippines and other business combinations, see Note 6. *Acquisitions and Other Business Arrangements.*

The increase in goodwill from acquisitions during 2009 was due primarily to PMI's September 2009 purchase of Swedish Match South Africa (Proprietary) Limited, its February 2009 purchase of the *Petterøes* tobacco business and its final purchase price allocation from the 2008 acquisition of Rothmans Inc. in Canada. For further details, see Note 6. *Acquisitions and Other Business Arrangements.*

Additional details of other intangible assets were as follows:

(in millions)	December 31, 2010		December 31, 2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizable intangible assets	**$2,170**		$2,080	
Amortizable intangible assets	**1,983**	**$280**	1,663	$197
Total other intangible assets	**$4,153**	**$280**	$3,743	$197

Non-amortizable intangible assets substantially consist of trademarks from PMI's acquisitions in Indonesia in 2005 and Mexico in 2007. Amortizable intangible assets consist primarily of certain trademarks, distribution networks and non-compete agreements associated with business combinations. The increase in other intangible assets during 2010 was due primarily to a business combination in the Philippines and currency movements. For further details, see Note 6. *Acquisitions and Other Business Arrangements.* The range of useful lives as well as the weighted-average remaining useful life of amortizable intangible assets at December 31, 2010, is as follows:

Description	Estimated Useful Lives	Weighted-Average Remaining Useful Lives
Trademarks	2–40 years	27 years
Distribution networks	20–30 years	17 years
Non-compete agreements	3–10 years	4 years
Farmer contracts	12.5 years	12 years

Pre-tax amortization expense for intangible assets during the years ended December 31, 2010, 2009 and 2008, was $88 million, $74 million and $44 million, respectively. Amortization expense for each of the next five years is estimated to be $95 million or less, assuming no additional transactions occur that require the amortization of intangible assets.

Note 4.

Transactions with Altria Group, Inc. and Related Party:

■ **Separation from Altria Group, Inc.:** On January 30, 2008, the Altria Board of Directors announced Altria's plans to spin off all of its interest in PMI to Altria's stockholders in a tax-free transaction pursuant to Section 355 of the U.S. Internal Revenue Code (the "Spin-off"). The distribution of all of the PMI shares owned by Altria was made on March 28, 2008 (the "Distribution Date") to stockholders of record as of the close of business on March 19, 2008 (the "Record Date"). Altria distributed one share of PMI common stock for each share of Altria common stock outstanding as of the Record Date.

Holders of Altria stock options were treated similarly to public stockholders and, accordingly, had their stock awards split into two instruments. Holders of Altria stock options received the following stock options, which, immediately after the Spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria options:

- a new PMI option to acquire the same number of shares of PMI common stock as the number of Altria options held by such person on the Distribution Date; and
- an adjusted Altria option for the same number of shares of Altria common stock with a reduced exercise price.

As stipulated by the Employee Matters Agreement between PMI and Altria, the exercise price of each option was developed to reflect the relative market values of PMI and Altria shares by allocating the price of Altria common stock before the distribution ($73.83) to PMI shares ($51.44) and Altria shares ($22.39), and then multiplying each of these allocated values by the Option Conversion Ratio. The Option Conversion Ratio was equal to the exercise price of the Altria option, prior to any adjustment for the distribution, divided by $73.83. As a result, the new PMI option and the adjusted Altria option have an aggregate intrinsic value equal to the intrinsic value of the pre-split Altria option.

Holders of Altria restricted stock or deferred stock awarded prior to January 30, 2008, retained their existing awards and received the same number of shares of restricted or deferred stock of PMI. The restricted stock and deferred stock will not vest until the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria deferred stock awarded on January 30, 2008, who were employed by Altria after the Distribution Date, received additional shares of deferred stock of Altria to preserve the intrinsic value of the award. Recipients of Altria deferred stock awarded on January 30, 2008, who were employed by PMI after the Distribution Date, received substitute shares of PMI deferred stock to preserve the intrinsic value of the award.

To the extent that employees of Altria and its remaining subsidiaries received PMI stock options, Altria reimbursed PMI in cash for the Black-Scholes fair value of the stock options received. To the extent that employees of PMI or its subsidiaries held Altria stock options, PMI reimbursed Altria in cash for the Black-Scholes fair value of the stock options. To the extent that employees of Altria and its remaining subsidiaries received PMI deferred stock, Altria paid PMI the fair value of the PMI deferred stock less the value of projected forfeitures. To the extent that employees of PMI or its subsidiaries held Altria restricted stock or deferred stock, PMI reimbursed Altria in cash for the fair value of the restricted or deferred stock less the value of projected forfeitures and any amounts previously charged to PMI for the restricted or deferred stock. Based upon the number of Altria stock awards outstanding at the Distribution Date, the net amount of these reimbursements resulted in a payment of $449 million from Altria to PMI. This reimbursement from Altria was reflected as an increase to the additional paid-in capital of PMI on the December 31, 2008, consolidated statement of stockholders' equity.

Prior to the Spin-off, PMI was included in the Altria consolidated federal income tax return, and federal income tax contingencies were recorded as liabilities on the balance sheet of Altria. In April 2008, Altria reimbursed PMI in cash for these liabilities, which were $97 million.

Prior to the Spin-off, certain employees of PMI participated in the U.S. benefit plans offered by Altria. Since the Distribution Date, the benefits previously provided by Altria are now provided by PMI. As a result, new plans have been established by PMI, and the related plan assets (to the extent that the benefit plans were previously funded) and liabilities have been transferred to the new plans. The transfer of these benefits resulted in PMI recording additional liabilities of $103 million in its consolidated balance sheet, partially offset by the related deferred tax assets ($22 million) and an adjustment to stockholders' equity ($26 million). During 2008, Altria paid PMI $55 million related to the transfer of these benefits.

A subsidiary of Altria provided PMI with certain corporate services at cost plus a management fee. After the Distribution Date, PMI undertook these activities, and services provided to PMI ceased in 2008. All intercompany accounts with Altria were settled in cash. As shown in the table below, the settlement of the intercompany accounts (including the amounts discussed above related to stock awards, tax contingencies and benefit plan liabilities) resulted in a net payment from Altria to PMI of $275 million.

(in millions)	
Modifications to Altria Group, Inc. stock awards	$ 449
Transfer of federal income tax contingencies	97
Transfer of employee benefit plan liabilities	55
Settlement of intercompany account (primarily taxes)	(326)
Net amount received from Altria Group, Inc. and affiliates	$ 275

As part of the Spin-off, PMI paid $4.0 billion in special dividends in addition to its normal dividends to Altria. PMI paid $3.1 billion of these special dividends in 2007 and the remaining $900 million in the first quarter of 2008.

- **Corporate services:** On March 28, 2008, PMI entered into a Transition Services Agreement and an Employee Matters Agreement to provide certain transition services after the Spin-off and to govern Altria and PMI's respective obligations with respect to employees and the related compensation and benefit plans. As discussed in Note 11. *Income Taxes*, Altria and PMI also entered into a Tax Sharing Agreement to govern the parties' respective rights and obligations with regard to taxes.

On March 28, 2008, PMI Global Services Inc. purchased from Altria Corporate Services, Inc. ("ALCS"), at a fair market value of $108 million, a subsidiary of ALCS, the principal assets of which were two Gulfstream airplanes. Given that the purchase was from an entity under common control, the planes were recorded at book value ($89 million) and a portion of the purchase price ($19 million) was treated as a dividend to Altria.

- **Operations:** Prior to 2009, PMI had contracts with Philip Morris USA Inc. ("PM USA"), a U.S. tobacco subsidiary of Altria, for the purchase of U.S.-grown tobacco leaf, the contract manufacture of cigarettes for export from the United States and certain research and development activities. Billings for services were generally based upon PM USA's cost to provide such services, plus a service fee. The cost of leaf purchases was the market price of the leaf plus a service fee. Fees paid have been included in operating cash flows on PMI's consolidated statements of cash flows.

In 2008, PMI terminated its contract manufacturing arrangement with PM USA and completed the process of shifting all of its PM USA contract manufactured production to PMI facilities in Europe during the fourth quarter of 2008. During the first quarter of 2008, PMI recorded exit costs of $15 million related to the termination of its manufacturing contract with PM USA.

During 2008, the goods and services purchased from PM USA were as follows:

(in millions)	2008
Contract manufacturing, cigarette volume	24,692
Contract manufacturing expense	$431
Research and development, net of billings to PM USA	(2)
Total pre-tax expense	$429
Leaf purchases	$ 88

Contract manufacturing expense included the cost of cigarettes manufactured for PMI, as well as the cost of PMI's purchases of reconstituted tobacco and production materials. The expenses shown above also included total service fees of $20 million for the year ended December 31, 2008.

Effective as of January 1, 2008, PMI entered into an Intellectual Property Agreement with PM USA. The Intellectual Property Agreement governs the ownership of intellectual property between PMI and PM USA. Ownership of the jointly funded intellectual property has been allocated as follows:

- PMI owns all rights to the jointly funded intellectual property outside the United States, its territories and possessions; and
- PM USA owns all rights to the jointly funded intellectual property in the United States, its territories and possessions.

Ownership of intellectual property related to patent applications and resulting patents based solely on the jointly funded intellectual property, regardless of when filed or issued, will be exclusive to PM USA in the United States, its territories and possessions and exclusive to PMI everywhere else in the world. Additionally, the Intellectual Property Agreement contains provisions concerning intellectual property that is independently developed by PMI and PM USA following the Spin-off.

- **Related party:** Grupo Carso, S.A.B. de C.V. ("Grupo Carso") retains a 20% noncontrolling interest in PMI's Mexican tobacco business. A director of PMI has an affiliation with Grupo Carso. In 2007, PMI and Grupo Carso entered into an agreement for PMI to potentially acquire, or for Grupo Carso to potentially sell to PMI, Grupo Carso's remaining 20% interest in the future.

Note 5.

Asset Impairment and Exit Costs:

During 2010, 2009 and 2008, pre-tax asset impairment and exit costs consisted of the following:

(in millions)	2010	2009	2008
Separation programs:			
European Union	**$27**	$29	$66
Latin America & Canada			3
Total separation programs	**27**	29	69
Contract termination charges:			
Eastern Europe, Middle East & Africa			1
Asia	**20**		14
Total contract termination charges	**20**	—	15
Asset impairment and exit costs	**$47**	$29	$84

Exit Costs:

■ **Separation Programs:** PMI recorded pre-tax separation program charges of $27 million, $29 million, and $69 million for the years ended December 31, 2010, 2009 and 2008, respectively. The pre-tax separation program charges primarily related to severance costs in the European Union.

■ **Contract Termination Charges:** On February 25, 2010, PMI's affiliate, Philip Morris Philippines Manufacturing Inc. ("PMPMI"), and Fortune Tobacco Corporation ("FTC") combined their respective business activities by transferring selected assets and liabilities of PMPMI and FTC to a new company called PMFTC Inc. ("PMFTC"). For further details on this business combination, see Note 6. *Acquisitions and Other Business Arrangements.* During the fourth quarter of 2010, PMI recorded exit costs of $20 million related to the early termination of a transition services agreement between FTC and PMFTC.

As previously discussed in Note 4. *Transactions with Altria Group, Inc. and Related Party,* PMI terminated its contract manufacturing arrangement with PM USA in 2008 and completed the process of shifting all of its PM USA contract manufactured production to PMI facilities in Europe during the fourth quarter of 2008. During the first quarter of 2008, PMI recorded exit costs of $15 million related to the termination of its manufacturing contract with PM USA.

■ **Movement in Exit Cost Liabilities:** The movement in the exit cost liabilities for PMI was as follows:

(in millions)	
Liability balance, January 1, 2009	$115
Charges	29
Cash spent	(56)
Currency/other	(4)
Liability balance, December 31, 2009	$ 84
Charges, net of accrual reversal of $5	**47**
Cash spent	**(75)**
Currency/other	**(8)**
Liability balance, December 31, 2010	**$ 48**

Cash payments related to exit costs at PMI were $75 million, $56 million and $99 million for the years ended December 31, 2010, 2009 and 2008, respectively. Future cash payments for exit costs incurred to date are expected to be approximately $48 million, which will be substantially paid by the end of 2012.

Note 6.

Acquisitions and Other Business Arrangements:

■ **Philippines Business Combination:** On February 25, 2010, PMI's affiliate, Philip Morris Philippines Manufacturing Inc. ("PMPMI"), and Fortune Tobacco Corporation ("FTC") combined their respective business activities by transferring selected assets and liabilities of PMPMI and FTC to a new company called PMFTC Inc. ("PMFTC"). PMPMI and FTC hold equal economic interests in PMFTC, while PMI manages the day-to-day operations of PMFTC and has a majority of its Board of Directors. Consequently, PMI accounts for the contributed assets and liabilities of FTC as a business combination. The establishment of PMFTC permits both parties to benefit from their respective, complementary brand portfolios, as well as cost synergies from the resulting integration of manufacturing, distribution and procurement, and the further development and advancement of tobacco growing in the Philippines.

As PMI has control of PMFTC, the contribution of PMPMI's net assets was recorded at book value, while the contribution of the FTC net assets to PMFTC was recorded at fair value. The difference between the two contributions resulted in an increase to PMI's additional paid-in capital of $477 million.

The fair value of the assets and liabilities contributed by FTC in this non-cash transaction has been determined to be $1.17 billion, and this final fair value has been primarily allocated to goodwill ($842 million), inventories ($486 million), property, plant and equipment ($289 million) and brands ($240 million), partially offset by long-term debt ($495 million, of which $77 million was shown as current portion of long-term debt), deferred taxes ($138 million, net of $18 million of current deferred tax assets) and other current liabilities.

FTC also holds the right to sell its interest in PMFTC to PMI, except in certain circumstances, during the period from February 25, 2015 through February 24, 2018, at an agreed-upon value of $1.17 billion, which is recorded on PMI's consolidated balance sheet as a redeemable noncontrolling interest at the date of the business combination. The amount of FTC's redeemable noncontrolling interest at the date of the business combination was determined as follows:

(in millions)	
Noncontrolling interest in contributed net assets	**$ 693**
Accretion to redeemable value	**477**
Redeemable noncontrolling interest at date of business combination	**$1,170**

PMI decided to immediately recognize the accretion to redeemable value rather than recognizing it over the term of the agreement with FTC. This accretion has been charged against additional paid-in capital and fully offsets the increase that resulted from the contributions of net assets to PMFTC, noted above.

With the consolidation of PMFTC, FTC's share of PMFTC's comprehensive income or loss is attributable to the redeemable noncontrolling interest, impacting the carrying value. To the extent that the attribution of these amounts would cause the carrying value to fall below the redemption amount of $1.17 billion, the carrying amount would be adjusted back up to the redemption value through stockholders' equity. The movement in redeemable noncontrolling interest after the business combination is as follows:

(in millions)	
Redeemable noncontrolling interest at date of business combination	**$1,170**
Share of net earnings for the year ended December 31, 2010	**26**
Dividend payments	**(24)**
Currency translation for the year ended December 31, 2010	**16**
Redeemable noncontrolling interest at December 31, 2010	**$1,188**

In future periods, if the fair value of 50% of PMFTC were to drop below the redemption value of $1.17 billion, the difference would be treated as a special dividend to FTC and would reduce PMI's earnings per share. Reductions in earnings per share may be partially or fully reversed in subsequent periods if the fair value of the redeemable noncontrolling interest increases relative to the redemption value. Such increases in earnings per share would be limited to cumulative prior reductions.

■ **Brazil:** In June 2010, PMI announced that its affiliate, Philip Morris Brasil Industria e Comercio Ltda. ("PMB"), will begin directly sourcing tobacco leaf from approximately 17,000 tobacco farmers in Southern Brazil. This initiative enhances PMI's direct involvement in the supply chain and is expected to provide approximately 10% of PMI's global leaf requirements. The vertically integrated structure was made possible following separate agreements with two current leaf suppliers in Brazil, Alliance One Brasil Exportadora de Tabacos Ltda. ("AOB") and Universal Leaf Tabacos Ltda. ("ULT"). These agreements resulted in AOB assigning approximately 9,000 contracts with tobacco farmers to PMB and ULT assigning approximately 8,000 contracts with tobacco farmers to PMB. As a result, PMB offered employment to more than 200 employees, most of them agronomy specialists, and acquired related assets in Southern Brazil. The purchase price for the net assets and the contractual relationships was $83 million. PMI accounted for these transactions as a business combination. The preliminary allocation of the purchase price was to other intangible assets ($34 million, farmers contracts), inventories ($33 million), goodwill ($17 million), property, plant and equipment ($16 million) and other non-current assets ($11 million), partially offset by other current liabilities ($28 million, which consists primarily of the total amount of bank guarantees for tobacco farmers' rural credit facilities).

■ **Colombia:** In July 2009, PMI entered into an agreement to purchase 100% of the shares of privately owned Colombian cigarette manufacturer, Productora Tabacalera de Colombia, Protabaco Ltda. ("Protabaco"), for $452 million. The transaction was subject to competition authority approval and final confirmatory due diligence. In October 2010, the Colombian competition authority issued its final decision pertaining to PMI's application for the acquisition. Approval to proceed with the acquisition had been granted subject to several significant conditions and constraints. In January 2011, PMI announced that it will no longer pursue its intention to acquire Protabaco. After a review of its options, PMI concluded that the transaction, in light of the conditions, would not satisfy the financial objectives that were originally envisaged.

■ **Rothmans:** In October 2008, PMI completed the acquisition of Rothmans Inc. ("Rothmans"), which is located in Canada, for CAD 2.0 billion (approximately $1.9 billion based on exchange rates prevailing at the time of the acquisition). Prior to being acquired by PMI, Rothmans' sole holding was a 60% interest in Rothmans, Benson & Hedges Inc. ("RBH"). The remaining 40% interest in RBH was owned by PMI. From January 2008 to September 2008, PMI recorded equity earnings on its equity interest in RBH. After the completion of the acquisition, Rothmans became a wholly owned subsidiary of PMI and, as a result, PMI recorded all of Rothmans' earnings during the fourth quarter of 2008. Rothmans contributed $187 million of incremental operating income and $80 million of incremental net earnings attributable to PMI during the year ended December 31, 2009.

■ **Other:** In September 2009, PMI acquired Swedish Match South Africa (Proprietary) Limited, for ZAR 1.93 billion (approximately $256 million based on exchange rates prevailing at the time of the acquisition), including acquired cash.

In February 2009, PMI purchased the *Petterøes* tobacco business for $209 million. Assets purchased consisted primarily of definite-lived trademarks of other tobacco products primarily sold in Norway and Sweden.

In June 2008, PMI purchased the fine cut trademark *Interval* and certain other trademarks in the other tobacco products category from Imperial Tobacco Group PLC for $407 million. This purchase is reflected in other investing activities in the consolidated statement of cash flows for the year ended December 31, 2008.

The effect of these other acquisitions presented above was not material to PMI's consolidated financial position, results of operations or operating cash flows in any of the periods presented.

Note 7.

Indebtedness:

■ **Short-Term Borrowings:** At December 31, 2010 and 2009, PMI's short-term borrowings and related average interest rates consisted of the following:

	December 31, 2010		December 31, 2009	
(in millions)	Amount Outstanding	Average Year-End Rate	Amount Outstanding	Average Year-End Rate
Commercial paper	**$1,209**	**0.2%**	$1,350	0.2%
Bank loans	**538**	**6.0**	312	7.8
	$1,747		$1,662	

Given the mix of subsidiaries and their respective local economic environments, the average interest rate for bank loans above can vary significantly from day to day and country to country.

The fair values of PMI's short-term borrowings at December 31, 2010 and 2009, based upon current market interest rates, approximate the amounts disclosed above.

■ **Long-Term Debt:** At December 31, 2010 and 2009, PMI's long-term debt consisted of the following:

(in millions)	2010	2009
U.S. dollar notes, 4.500% to 6.875% (average interest rate 5.640%), due through 2038	**$ 8,190**	$ 7,199
Foreign currency obligations:		
Euro notes payable (average interest rate 5.240%), due through 2016	**4,899**	5,378
Swiss franc notes payable (average interest rate 3.625%), due through 2013	**1,050**	969
Other (average interest rate 3.647%), due through 2024	**616**	208
	14,755	13,754
Less current portion of long-term debt	**1,385**	82
	$13,370	$13,672

Debt offerings in 2010

In March 2010, PMI issued $1.0 billion of 4.50% U.S. dollar notes due March 2020. Interest is payable semiannually, beginning in September 2010. The net proceeds from the sale of the securities ($983 million) were used to meet PMI's working capital requirements, repurchase PMI's common stock, refinance debt and for general corporate purposes.

Other debt

Other foreign currency debt above includes $137 million and $205 million at December 31, 2010 and 2009, respectively, of capital lease obligations primarily associated with PMI's vending machine distribution network in Japan. Other foreign currency debt also includes long-term debt from our business combination in the Philippines and mortgage debt at December 31, 2010.

Aggregate maturities

Aggregate maturities of long-term debt are as follows:

(in millions)	
2011	$ 1,385
2012	2,229
2013	2,845
2014	1,252
2015	986
2016–2020	4,492
2021–2025	148
Thereafter	1,500
	14,837
Debt discounts	(82)
Total long-term debt	$14,755

See Note 16. *Fair Value Measurements* for additional disclosures related to the fair value of PMI's debt.

■ **Credit Facilities:** On March 29, 2010, PMI entered into a new multi-year revolving credit facility in the amount of $2.5 billion, which expires on September 30, 2013. This new revolving credit facility replaced the Euro 2.0 billion five-year revolving credit facility, which was to expire on May 12, 2010, and the $1.0 billion three-year revolving credit facility, which was to expire on December 4, 2010.

At December 31, 2010, PMI's committed credit facilities and commercial paper were as follows:

Type (in billions of dollars)	Committed Credit Facilities	Commercial Paper
3.5-year revolving credit, expiring September 30, 2013	**$2.5**	
5-year revolving credit, expiring December 4, 2012	**2.7**	
Total facilities	**$5.2**	
Commercial paper outstanding		**$1.2**

At December 31, 2010, there were no borrowings under the committed credit facilities.

These facilities require PMI to maintain a ratio of consolidated earnings before interest, taxes, depreciation and amortization ("consolidated EBITDA") to consolidated interest expense of not less than 3.5 to 1.0 on a rolling twelve-month basis. At December 31, 2010, PMI's ratio calculated in accordance with the agreements was 13.7 to 1.0. These facilities do not include any credit rating triggers, material adverse change clauses or any provisions that could require PMI to post collateral. These facilities can be used to support the issuance of commercial paper in Europe and the United States. The terms "consolidated EBITDA" and "consolidated interest expense," both of which include certain adjustments, are defined in the facilities previously filed with the Securities and Exchange Commission.

In addition to the committed credit facilities shown above, certain PMI subsidiaries maintain short-term credit arrangements to meet their respective working capital needs. These credit arrangements, which amounted to approximately $1.6 billion at December 31, 2010, are for the sole use of the subsidiaries. Borrowings under these arrangements amounted to $538 million and $312 million at December 31, 2010 and 2009, respectively.

Note 8.

Capital Stock:

As discussed in Note 1. *Background and Basis of Presentation*, on March 28, 2008, Altria completed the distribution of one share of PMI common stock for each share of Altria common stock outstanding as of the Record Date. As a result, PMI had 2,108,901,789 shares of common stock outstanding immediately following the distribution. PMI commenced a $13.0 billion two-year share repurchase program on May 1, 2008. On April 30, 2010, PMI completed the $13.0 billion share repurchase program, which resulted in the purchase of 277.6 million shares at an average price of $46.83 per share. On May 1, 2010, PMI commenced a new

$12 billion three-year share repurchase program. From May 1, 2010, through December 31, 2010, PMI repurchased 55.9 million shares of its common stock at a cost of $3.0 billion, or $52.79 per share, under this new repurchase program. During 2010, 2009 and 2008, PMI repurchased $5.0 billion, $5.5 billion and $5.4 billion, respectively, of its common stock.

Shares of authorized common stock are 6.0 billion; issued, repurchased and outstanding shares after the distribution by Altria were as follows:

	Shares Issued	Shares Repurchased	Shares Outstanding
Balances, March 28, 2008	2,108,901,789	—	2,108,901,789
Repurchase of shares		(106,775,475)	(106,775,475)
Exercise of stock options and issuance of other stock awards	414,542	4,722,204	5,136,746
Balances, December 31, 2008	2,109,316,331	(102,053,271)	2,007,263,060
Repurchase of shares		(129,732,863)	(129,732,863)
Exercise of stock options and issuance of other stock awards		9,634,306	9,634,306
Balances, December 31, 2009	2,109,316,331	(222,151,828)	1,887,164,503
Repurchase of shares		**(97,053,310)**	**(97,053,310)**
Exercise of stock options and issuance of other stock awards		**11,672,297**	**11,672,297**
Balances, December 31, 2010	**2,109,316,331**	**(307,532,841)**	**1,801,783,490**

At December 31, 2010, 43,313,320 shares of common stock were reserved for stock options and other stock awards under PMI's stock plans, and 250 million shares of preferred stock, without par value, were authorized but unissued. PMI currently has no plans to issue any shares of preferred stock.

Note 9.

Stock Plans:

■ **Performance Incentive Plan and Stock Compensation Plan for Non-Employee Directors:** Under the Philip Morris International Inc. 2008 Performance Incentive Plan (the "Plan"), PMI may grant to certain eligible employees stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock and deferred stock units and other stock-based awards based on PMI's common stock, as well as performance-based incentive awards. Up to 70 million shares of PMI's common stock may be issued under the Plan. At March 31, 2008, approximately 34.1 million shares were granted under the Plan to reflect PMI's Spin-off from Altria. At December 31, 2010, 31,002,026 shares were available for grant under the Plan.

PMI also adopted the Philip Morris International Inc. 2008 Stock Compensation Plan for Non-Employee Directors (the "Non-Employee Directors Plan"). A non-employee director is defined as each member of the PMI Board of Directors who is not a full-time employee of PMI or of any corporation in which PMI owns, directly or indirectly, stock possessing at least 50% of the total combined voting power of all classes of stock entitled to vote in the election of directors in such corporation. Up to 1,000,000 shares of PMI common stock may be awarded under the Non-Employee Directors Plan. As of December 31, 2010, shares available for grant under the plan were 842,345.

Stock Option Awards

In connection with the PMI Spin-off, Altria employee stock options were modified through the issuance of PMI employee stock options and the adjustment of the stock option exercise prices for the Altria awards. As a result of these modifications, the aggregate intrinsic value of the PMI and Altria stock options immediately after the Spin-off was not greater than the aggregate intrinsic value of the Altria stock options before the Spin-off. Since the Black-Scholes fair values of the awards immediately before and immediately after the Spin-off were equivalent, as measured in accordance with the FASB authoritative guidance for Stock Compensation, no incremental compensation expense was recorded as a result of the modification of the Altria awards.

At December 31, 2010, PMI shares subject to option were as follows:

	Shares Subject to Option	Weighted-Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at January 1, 2010	**13,566,174**	**$24.10**		
Options exercised	**(9,849,877)**	**23.36**		
Options cancelled	**(35,785)**	**15.17**		
Balance/Exercisable at December 31, 2010	**3,680,512**	**26.14**	**1 year**	**$119 million**

After the Spin-off, the total intrinsic value of PMI options exercised for the years ended December 31, 2010, 2009 and 2008, were $292 million, $222 million and $147 million, respectively.

Restricted and Deferred Stock Awards

PMI may grant restricted stock and deferred stock awards to eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares. Such shares are subject to forfeiture if certain employment conditions are not met. Restricted stock and deferred stock awards generally vest on the third anniversary of the grant date.

During 2010, the activity for restricted stock and deferred stock awards was as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Balance at January 1, 2010	**7,439,543**	**$47.00**
Granted	**3,553,630**	**47.54**
Vested	**(1,997,792)**	**61.76**
Forfeited	**(226,674)**	**43.94**
Balance at December 31, 2010	**8,768,707**	**43.94**

The weighted-average grant date fair value of the restricted stock and deferred stock awards granted to PMI employees during the years ended December 31, 2010, 2009 and 2008, was $169 million, $142 million and $102 million, or $47.54, $37.01 and $51.44 per restricted or deferred share, respectively. The fair value of the restricted stock and deferred stock awards at the date of grant is amortized to expense ratably over the restriction period. PMI recorded compensation expense for these restricted stock and deferred stock awards of $127 million, $93 million and $68 million for the years ended December 31, 2010, 2009 and 2008. The unamortized compensation expense related to restricted stock and deferred stock awards was $169 million at December 31, 2010, and is expected to be recognized over a weighted-average period of two years.

For the year ended December 31, 2010, 2.0 million shares of PMI restricted stock and deferred stock awards vested. Of this amount, 1.4 million shares went to PMI employees, and the remainder went to Altria employees who held PMI stock awards as a result of the Spin-off. The grant date fair value of all the vested shares was approximately $123 million. The total fair value of restricted stock and deferred stock awards that vested in 2010 was approximately the same as the grant date fair value. The grant price information for restricted stock and deferred stock awarded prior to January 30, 2008, reflects the historical market price of Altria stock at date of grant and was not adjusted to reflect the Spin-off.

For the year ended December 31, 2009, 1.5 million shares of PMI restricted stock and deferred stock awards vested. Of this amount, 1.0 million shares went to PMI employees, and the remainder went to Altria and Kraft Foods Inc. employees who held PMI stock awards as a result of the Spin-off. The grant date fair value of all the vested shares was approximately $107 million. The total fair value of restricted stock and deferred stock awards that vested in 2009 was approximately the same as the grant date fair value.

Following the Spin-off from Altria, 0.3 million shares of PMI restricted and deferred stock awards vested in the year ended December 31, 2008. The total fair value of restricted stock and deferred stock awards that vested after the Spin-off in 2008 was approximately $14 million. For the period prior to the Spin-off from Altria in 2008, the total fair value of vested Altria and Kraft Foods Inc. stock awards held by PMI employees was $69 million.

Note 10.

Earnings per Share:

Unvested share-based payment awards that contain non-forfeitable rights to dividends are participating securities and therefore are included in PMI's earnings per share calculation pursuant to the two-class method.

Basic and diluted earnings per share ("EPS") were calculated using the following:

(in millions)	For the Years Ended December 31, 2010	2009	2008
Net earnings attributable to PMI	**$7,259**	$6,342	$6,890
Less distributed and undistributed earnings attributable to share-based payment awards	**33**	23	15
Net earnings for basic and diluted EPS	**$7,226**	$6,319	$6,875
Weighted-average shares for basic EPS	**1,839**	1,943	2,068
Plus incremental shares from assumed conversions:			
Stock options	**3**	7	8
Weighted-average shares for diluted EPS	**1,842**	1,950	2,076

For the 2009 computation, the number of stock options excluded from the calculation of weighted-average shares for diluted EPS, because their effects were antidilutive, was immaterial. For the 2010 and 2008 computations, there were no antidilutive stock options.

As discussed in Note 1. *Background and Basis of Presentation*, on March 28, 2008, Altria completed the distribution of one share of PMI common stock for each share of Altria common stock outstanding as of the Record Date. As a result, PMI had 2,108,901,789 shares of common stock outstanding immediately following the distribution. As a result of the distribution, all EPS amounts prior to the Distribution Date were adjusted to reflect the new capital structure of PMI. The same number of shares is being used for both diluted EPS and basic EPS for all periods prior to the Distribution Date, as no PMI equity awards were outstanding prior to the Distribution Date.

Note 11.

Income Taxes:

Earnings before income taxes and provision for income taxes consisted of the following for the years ended December 31, 2010, 2009 and 2008:

(in millions)	2010	2009	2008
Earnings before income taxes	**$10,324**	$9,243	$9,937
Provision for income taxes:			
United States federal:			
Current	**$ 157**	$ 348	$ 470
Deferred	**145**	(202)	52
	302	146	522
State and local	**1**	1	(23)
Total United States	**303**	147	499
Outside United States:			
Current	**2,567**	2,213	2,335
Deferred	**(44)**	331	(47)
Total outside United States	**2,523**	2,544	2,288
Total provision for income taxes	**$ 2,826**	$2,691	$2,787

United States income tax is primarily attributable to repatriation costs.

At December 31, 2010, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $14 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. The determination of the amount of deferred tax related to these earnings is not practicable.

On March 28, 2008, PMI entered into a Tax Sharing Agreement (the "Tax Sharing Agreement") with Altria. The Tax Sharing Agreement generally governs PMI's and Altria's respective rights, responsibilities and obligations for pre-distribution periods and for potential taxes on the Spin-off. With respect to any potential tax resulting from the Spin-off, responsibility for the tax will be allocated to the party that acted (or failed to act) in a manner that resulted in the tax.

The U.S. federal statute of limitations remains open for the years 2004 and onward, with years 2004 to 2006 currently under examination by the IRS. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from three to five years. Years still open to examination by foreign tax authorities in major jurisdictions include Germany (2002 onward), Indonesia (2007 onward), Russia (2010 onward) and Switzerland (2009 onward). PMI is currently under examination in various foreign jurisdictions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	2010	2009	2008
Balance at January 1,	**$ 174**	$160	$163
Additions based on tax positions related to the current year	**18**	26	35
Additions for tax positions of previous years	**35**	1	14
Reductions for tax positions of prior years	**(125)**	(15)	(33)
Reductions due to lapse of statute of limitations	**(1)**		(2)
Settlements	**(6)**	(2)	(13)
Other		4	(4)
Balance at December 31,	**$ 95**	$174	$160

Unrecognized tax benefits and PMI's liability for contingent income taxes, interest and penalties were as follows:

(in millions)	December 31, 2010	December 31, 2009	December 31, 2008
Unrecognized tax benefits	**$ 95**	$174	$160
Accrued interest and penalties	**30**	48	47
Tax credits and other indirect benefits	**(58)**	(33)	(34)
Liability for tax contingencies	**$ 67**	$189	$173

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $37 million at December 31, 2010. The remainder, if recognized, would principally affect deferred taxes.

For the years ended December 31, 2010, 2009 and 2008, PMI recognized (income) expense in its consolidated statements of earnings of ($17) million, ($1) million and $1 million, respectively, related to interest and penalties.

PMI is regularly examined by tax authorities around the world. Although PMI does not anticipate the closure of any significant tax audits in the next twelve months, examinations could result in a change in unrecognized tax benefits along with related interest and penalties.

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
U.S. federal statutory rate	**35.0%**	35.0%	35.0%
Increase (decrease) resulting from:			
Foreign rate differences	**(10.0)**	(8.6)	(9.5)
Dividend repatriation cost	**3.5**	2.5	2.5
Reversal of tax reserves no longer required	**(1.4)**		
Other	**0.3**	0.2	0.1
Effective tax rate	**27.4%**	29.1%	28.1%

The 2010 effective tax rate was favorably impacted by the reversal of tax reserves ($148 million) following the conclusion of the IRS examination of Altria Group, Inc.'s consolidated tax returns for the years 2000 through 2003, partially offset by the negative impact of an enacted increase in corporate income tax rates in Greece ($21 million) and the net result of an audit in Italy ($6 million).

The 2008 effective tax rate included the adoption of U.S. income tax regulations proposed in 2008 ($154 million) and the enacted reduction of future corporate income tax rates in Indonesia ($67 million), partially offset by the impact of the after-tax charge of $124 million related to the RBH settlement with the Government of Canada and all ten provinces, and the tax cost of a legal entity restructuring ($45 million).

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities consisted of the following:

(in millions)	At December 31, 2010	2009
Deferred income tax assets:		
Accrued postretirement and postemployment benefits	**$ 214**	$ 210
Accrued pension costs	**118**	145
Inventory	**61**	2
Foreign exchange		99
Other	**195**	192
Total deferred income tax assets	**588**	648
Deferred income tax liabilities:		
Trade names	**(860)**	(757)
Property, plant and equipment	**(395)**	(321)
Unremitted earnings	**(817)**	(709)
Foreign exchange	**(57)**	
Total deferred income tax liabilities	**(2,129)**	(1,787)
Net deferred income tax liabilities	**$(1,541)**	$(1,139)

Note 12.

Segment Reporting:

PMI's subsidiaries and affiliates are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside of the United States of America. Reportable segments for PMI are organized and managed by geographic region. PMI's reportable segments are European Union; Eastern Europe, Middle East & Africa; Asia; and Latin America & Canada. PMI records net revenues and operating companies income to its segments based upon the geographic area in which the customer resides.

PMI's management evaluates segment performance and allocates resources based on operating companies income, which PMI defines as operating income before general corporate expenses and amortization of intangibles. Interest expense, net, and provision for income taxes are centrally managed and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by management. Information about total assets by segment is not disclosed because such information is not reported to or used by PMI's chief operating decision maker. Segment goodwill and other intangible assets, net, are disclosed in Note 3. *Goodwill and Other Intangible Assets, net.* The accounting policies of the segments are the same as those described in Note 2. *Summary of Significant Accounting Policies.*

Segment data were as follows:

(in millions)	For the Years Ended December 31, 2010	2009	2008
Net revenues:			
European Union	**$28,050**	$28,550	$30,265
Eastern Europe, Middle East & Africa	**15,928**	13,865	14,817
Asia	**15,235**	12,413	12,222
Latin America & Canada	**8,500**	7,252	6,336
Net revenues(1)	**$67,713**	$62,080	$63,640
Earnings before income taxes:			
Operating companies income:			
European Union	**$ 4,311**	$ 4,506	$ 4,738
Eastern Europe, Middle East & Africa	**3,152**	2,663	3,119
Asia	**3,049**	2,436	2,057
Latin America & Canada	**953**	666	520
Amortization of intangibles	**(88)**	(74)	(44)
General corporate expenses	**(177)**	(157)	(142)
Operating income	**11,200**	10,040	10,248
Interest expense, net	**(876)**	(797)	(311)
Earnings before income taxes	**$10,324**	$ 9,243	$ 9,937

(1) Total net revenues attributable to customers located in Germany, PMI's largest market in terms of net revenues, were $7.5 billion, $7.9 billion and $8.6 billion for the years ended December 31, 2010, 2009 and 2008, respectively.

(in millions)	For the Years Ended December 31, 2010	2009	2008
Depreciation expense:			
European Union	**$212**	$211	$ 259
Eastern Europe, Middle East & Africa	**215**	206	228
Asia	**332**	286	244
Latin America & Canada	**75**	64	62
	834	767	793
Other	**10**	12	5
Total depreciation expense	**$844**	$779	$ 798
Capital expenditures:			
European Union	**$329**	$393	$ 558
Eastern Europe, Middle East & Africa	**102**	130	172
Asia	**161**	116	173
Latin America & Canada	**120**	72	65
	712	711	968
Other	**1**	4	131
Total capital expenditures	**$713**	$715	$1,099

(in millions)	At December 31, 2010	2009	2008
Long-lived assets:			
European Union	**$3,226**	$3,319	$3,180
Eastern Europe, Middle East & Africa	**1,158**	1,260	1,307
Asia	**1,765**	1,452	1,458
Latin America & Canada	**663**	549	466
	6,812	6,580	6,411
Other	**195**	197	137
Total long-lived assets	**$7,007**	$6,777	$6,548

Long-lived assets consist of non-current assets other than goodwill, other intangible assets, net, and deferred tax assets. PMI's largest market in terms of long-lived assets is Switzerland. Total long-lived assets located in Switzerland, which is reflected in the European Union segment above, were $1.0 billion, $976 million and $929 million at December 31, 2010, 2009 and 2008, respectively.

Items affecting the comparability of results from operations were as follows:

- ***Asset Impairment and Exit Costs***—See Note 5. *Asset Impairment and Exit Costs* for a breakdown of asset impairment and exit costs by segment.

- ***Colombian Investment and Cooperation Agreement charge***—During the second quarter of 2009, PMI recorded a pre-tax charge of $135 million related to the Investment and Cooperation Agreement in Colombia. The charge was recorded in the operating companies income of the Latin America & Canada segment. See Note 18. *Colombian Investment and Cooperation Agreement* for additional information.

- ***Equity Loss from RBH Legal Settlement***—During the second quarter of 2008, PMI recorded a $124 million charge related to the RBH settlement with the Government of Canada and all ten provinces. This charge was recorded in the operating companies income of the Latin America & Canada segment. See Note 19. *RBH Legal Settlement* for additional information.

- ***Charge related to previous distribution agreement in Canada***—During the third quarter of 2008, PMI recorded a pre-tax charge of $61 million related to a previous distribution agreement in Canada. This charge was recorded in the operating companies income of the Latin America & Canada segment.

- ***Acquisitions and Other Business Arrangements***—For further details, see Note 6. *Acquisitions and Other Business Arrangements.*

Note 13.

Benefit Plans:

Pension coverage for employees of PMI's subsidiaries is provided, to the extent deemed appropriate, through separate plans, many of which are governed by local statutory requirements. Prior to the Spin-off, certain employees of PMI participated in the U.S. benefit plans offered by Altria. After the Distribution Date, the benefits previously provided by Altria are now provided by PMI. As a result, new postretirement and pension plans have been established by PMI, and the related plan assets (to the extent that the benefit plans were previously funded) and liabilities have been transferred to the new plans.

In December 2008, PMI adopted the provisions of amended FASB authoritative guidance for Retirement Benefits that requires an entity to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position. Prior to this adoption, PMI historically used September 30 to measure its non-U.S. pension plans. The change of measurement date from September 30 to December 31 resulted in a net charge to stockholders' equity of $9 million at December 31, 2008.

The amounts recorded in accumulated other comprehensive earnings (losses) at December 31, 2010, consisted of the following:

(in millions)	Pension	Post-retirement	Post-employment	Total
Net losses	**$(1,425)**	**$(46)**	**$(468)**	**$(1,939)**
Prior service cost	**(62)**	**4**		**(58)**
Net transition obligation	**(9)**			**(9)**
Deferred income taxes	**199**	**15**	**142**	**356**
Amounts to be amortized	**$(1,297)**	**$(27)**	**$(326)**	**$(1,650)**

The amounts recorded in accumulated other comprehensive earnings (losses) at December 31, 2009, consisted of the following:

(in millions)	Pension	Post-retirement	Post-employment	Total
Net losses	$(1,174)	$(27)	$(463)	$(1,664)
Prior service cost	(72)	4		(68)
Net transition obligation	(9)			(9)
Deferred income taxes	184	9	140	333
Amounts to be amortized	$(1,071)	$(14)	$(323)	$(1,408)

The amounts recorded in accumulated other comprehensive earnings (losses) at December 31, 2008, consisted of the following:

(in millions)	Pension	Post-retirement	Post-employment	Total
Net losses	$(1,385)	$(23)	$(306)	$(1,714)
Prior service cost	(30)	6		(24)
Net transition obligation	(9)			(9)
Deferred income taxes	190	7	106	303
Amounts to be amortized	$(1,234)	$(10)	$(200)	$(1,444)

The movements in other comprehensive earnings (losses) during the year ended December 31, 2010, were as follows:

(in millions)	Pension	Post-retirement	Post-employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:				
Amortization:				
Net losses	**$ 44**	**$ 1**	**$ 39**	**$ 84**
Prior service cost	**10**			**10**
Other income/expense:				
Net (gains) losses	**(1)**			**(1)**
Prior service cost	**3**			**3**
Deferred income taxes	**(8)**		**(12)**	**(20)**
	48	**1**	**27**	**76**
Other movements during the year:				
Net (losses) gains	**(294)**	**(20)**	**(44)**	**(358)**
Prior service cost	**(3)**			**(3)**
Deferred income taxes	**23**	**6**	**14**	**43**
	(274)	**(14)**	**(30)**	**(318)**
Total movements in other comprehensive earnings (losses)	**$(226)**	**$(13)**	**$ (3)**	**$(242)**

The movements in other comprehensive earnings (losses) during the year ended December 31, 2009, were as follows:

(in millions)	Pension	Post-retirement	Post-employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:				
Amortization:				
Net losses	$ 38	$ 1	$ 23	$ 62
Prior service cost	6			6
Other income/expense:				
Net losses	4			4
Prior service cost	(2)			(2)
Deferred income taxes	(9)		(7)	(16)
	37	1	16	54
Other movements during the year:				
Net gains (losses)	169	(5)	(180)	(16)
Prior service cost	(46)	(2)		(48)
Deferred income taxes	3	2	41	46
	126	(5)	(139)	(18)
Total movements in other comprehensive earnings (losses)	$163	$(4)	$(123)	$ 36

■ ***Pension Plans***

Obligations and Funded Status

The benefit obligations, plan assets and funded status of PMI's pension plans at December 31, 2010 and 2009, were as follows:

	U.S. Plans		Non-U.S. Plans	
(in millions)	2010	2009	2010	2009
Benefit obligation at January 1	**$288**	$282	**$4,589**	$3,979
Service cost	**6**	6	**160**	135
Interest cost	**18**	17	**189**	176
Benefits paid	**(21)**	(20)	**(141)**	(143)
Termination, settlement and curtailment		6	**(27)**	(9)
Assumption changes	**12**	3	**16**	190
Actuarial losses (gains)	**18**	(6)	**(2)**	79
Currency			**116**	103
Other			**32**	79
Benefit obligation at December 31	**321**	288	**4,932**	4,589
Fair value of plan assets at January 1	**197**	163	**4,240**	3,053
Actual return on plan assets	**24**	28	**27**	674
Employer contributions	**51**	26	**382**	532
Employee contributions			**37**	33
Benefits paid	**(21)**	(20)	**(141)**	(143)
Termination, settlement and curtailment			**(19)**	(8)
Currency			**97**	99
Fair value of plan assets at December 31	**251**	197	**4,623**	4,240
Net pension liability recognized at December 31	**$ (70)**	$ (91)	**$ (309)**	$ (349)

At December 31, 2010 and 2009, the combined U.S. and non-U.S. pension plans resulted in a net pension liability of $379 million and $440 million, respectively. These amounts were recognized in PMI's consolidated balance sheets at December 31, 2010 and 2009, as follows:

(in millions)	2010	2009
Other assets	**$ 223**	$ 153
Accrued liabilities—employment costs	**(28)**	(19)
Long-term employment costs	**(574)**	(574)
	$(379)	$(440)

The accumulated benefit obligation, which represents benefits earned to date, for the U.S. pension plans was $294 million and $255 million at December 31, 2010 and 2009, respectively. The accumulated benefit obligation for non-U.S. pension plans was $4,439 million and $4,010 million at December 31, 2010 and 2009, respectively.

For U.S. pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation and accumulated benefit obligation were $79 million and $70 million, respectively, as of December 31, 2010. The projected benefit obligation and accumulated benefit obligation were $74 million and $61 million, respectively, as of December 31, 2009. The underfunding relates to plans for salaried employees that cannot be funded under IRS regulations.

For non-U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $310 million, $245 million, and $41 million, respectively, as of December 31, 2010, and $282 million, $210 million, and $43 million, respectively, as of December 31, 2009.

The following weighted-average assumptions were used to determine PMI's benefit obligations at December 31:

	U.S. Plans		Non-U.S. Plans	
	2010	**2009**	**2010**	**2009**
Discount rate	**5.40%**	5.90%	**4.00%**	4.33%
Rate of compensation increase	**3.50**	4.50	**2.90**	3.21

The discount rate for PMI's U.S. plans is based on an index of high-quality corporate bonds with durations that match the benefit obligations. The discount rate for PMI's non-U.S. plans was developed from local bond indices that match local benefit obligations as closely as possible.

Components of Net Periodic Benefit Cost

Net periodic pension cost consisted of the following for the years ended December 31, 2010, 2009 and 2008:

	U.S. Plans			Non-U.S. Plans		
(in millions)	**2010**	**2009**	**2008**	**2010**	**2009**	**2008**
Service cost	**$ 6**	$ 6	$ 10	**$ 160**	$ 135	$ 136
Interest cost	**18**	17	16	**189**	176	169
Expected return on plan assets	**(16)**	(15)	(14)	**(283)**	(234)	(260)
Amortization:						
Net losses	**5**	3	2	**39**	35	5
Prior service cost	**1**	1	1	**9**	5	5
Termination, settlement and curtailment	**1**	9	2	**(6)**	(2)	44
Net periodic pension cost	**$ 15**	$ 21	$ 17	**$ 108**	$ 115	$ 99

Termination, settlement and curtailment charges were due primarily to early retirement programs.

For the combined U.S. and non-U.S. pension plans, the estimated net loss and prior service cost that are expected to be amortized from accumulated other comprehensive earnings into net periodic benefit cost during 2011 are $61 million and $9 million, respectively.

The following weighted-average assumptions were used to determine PMI's net pension cost:

	U.S. Plans			Non-U.S. Plans		
	2010	**2009**	**2008**	**2010**	**2009**	**2008**
Discount rate	**5.90%**	6.10%	6.28%	**4.33%**	4.68%	4.66%
Expected rate of return on plan assets	**7.20**	7.20	7.40	**6.69**	6.89	7.01
Rate of compensation increase	**4.50**	4.50	4.50	**3.21**	3.34	3.26

PMI's expected rate of return on plan assets is determined by the plan assets' historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class.

PMI and certain of its subsidiaries sponsor defined contribution plans. Amounts charged to expense for defined contribution plans totaled $53 million, $42 million and $36 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Plan Assets

PMI's investment strategy for U.S. and non-U.S. plans is based on an expectation that equity securities will outperform debt securities over the long term. Accordingly, the target allocation of PMI's plan assets is broadly characterized as approximately a 60%/40% split between equity and debt securities. The strategy primarily utilizes indexed U.S. equity securities, international equity securities and investment grade debt securities. PMI's plans have no investments in hedge funds, private equity or derivatives. PMI attempts to mitigate investment risk by rebalancing between equity and debt asset classes once a year or as PMI's contributions and benefit payments are made.

The fair value of PMI's pension plan assets at December 31, 2010 and 2009, by asset category was as follows:

Asset Category (in millions)	At December 31, 2010	Quoted Prices In Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	**$ 155**	**$ 155**	**$ —**	**$—**
Equity securities:				
U.S. securities	**104**	**104**		
International securities	**959**	**959**		
Investment funds(a)	**3,240**	**799**	**2,441**	
International government bonds	**345**	**345**		
Corporate bonds	**39**	**39**		
Other	**32**	**32**		
Total	**$4,874**	**$2,433**	**$2,441**	**$—**

(a) Investment funds whose objective seeks to replicate the returns and characteristics of specified market indices (primarily MSCI—Europe, Switzerland, North America, Asia Pacific, Japan, Russell 3000, S&P 500 for equities; and Citigroup EMU, Citigroup Switzerland and Barclays U.S. for bonds), primarily consist of mutual funds, common trust funds and commingled funds. Of these funds, 55% are invested in U.S. and international equities; 36% are invested in U.S. and international government bonds; 5% are invested in corporate bonds; and 4% are invested in real estate and other money markets.

Asset Category (in millions)	At December 31, 2009	Quoted Prices In Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 93	$ 93	$ —	$—
Equity securities:				
U.S. securities	99	99		
International securities	913	913		
Investment funds[(b)]	2,304	779	1,525	
International government bonds	949	949		
Corporate bonds	54	54		
Other	25	25		
Total	$4,437	$2,912	$1,525	$—

(b) Investment funds whose objective seeks to replicate the returns and characteristics of specified market indices (primarily MSCI—Europe, Switzerland, North America, Asia Pacific, Japan, Russell 3000, S&P 500 for equities; and Citigroup EMU, Citigroup Switzerland and Barclays U.S. for bonds), primarily consist of mutual funds, common trust funds and commingled funds. Of these funds, 72% are invested in U.S. and international equities; 16% are invested in U.S. and international government bonds; 7% are invested in corporate bonds; and 5% are invested in real estate and other money markets.

See Note 16. *Fair Value Measurements* for a discussion of the fair value of pension plan assets.

PMI presently makes, and plans to make, contributions, to the extent that they are tax deductible and to meet specific funding requirements of its funded U.S. and non-U.S. plans. Currently, PMI anticipates making contributions of approximately $153 million in 2011 to its pension plans, based on current tax and benefit laws. However, this estimate is subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest rates.

The estimated future benefit payments from PMI pension plans at December 31, 2010, were as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
2011	$19	$ 202
2012	15	200
2013	14	206
2014	48	215
2015	17	227
2016–2020	97	1,319

■ *Postretirement Benefit Plans*

Net postretirement health care costs consisted of the following for the years ended December 31, 2010, 2009 and 2008:

	U.S. Plans			Non-U.S. Plans		
(in millions)	2010	2009	2008	2010	2009	2008
Service cost	**$2**	$2	$ 2	**$2**	$2	$ 1
Interest cost	**5**	5	5	**5**	4	2
Amortization:						
Net losses	**1**	1	1			
Prior service cost			(1)			
Other						(1)
Net postretirement health care costs	**$8**	$8	$ 7	**$7**	$6	$ 2

The following weighted-average assumptions were used to determine PMI's net postretirement costs for the years ended December 31, 2010, 2009 and 2008:

	U.S. Plans			Non-U.S. Plans		
	2010	2009	2008	2010	2009	2008
Discount rate	**5.90%**	6.10%	6.28%	**5.99%**	5.82%	5.57%
Health care cost trend rate	**7.50**	8.00	8.00	**7.14**	7.09	6.97

PMI's postretirement health care plans are not funded. The changes in the accumulated benefit obligation and net amount accrued at December 31, 2010 and 2009, were as follows:

	U.S. Plans		Non-U.S. Plans	
(in millions)	2010	2009	2010	2009
Accumulated postretirement benefit obligation at January 1,	**$92**	$90	**$83**	$68
Service cost	**2**	2	**2**	2
Interest cost	**5**	5	**5**	4
Benefits paid	**(4)**	(3)	**(5)**	(4)
Assumption changes	**4**	2	**13**	7
Actuarial (gains) losses	**(1)**	(4)	**3**	1
Currency			**(2)**	5
Accumulated postretirement benefit obligation at December 31,	**$98**	$92	**$99**	$83

The current portion of PMI's accrued postretirement health care costs of $9 million at December 31, 2010 and 2009, is included in accrued employment costs on the consolidated balance sheet.

The following weighted-average assumptions were used to determine PMI's postretirement benefit obligations at December 31, 2010 and 2009:

	U.S. Plans		Non-U.S. Plans	
	2010	2009	2010	2009
Discount rate	**5.40%**	5.90%	**5.14%**	5.99%
Health care cost trend rate assumed for next year	**8.00**	7.50	**6.29**	7.14
Ultimate trend rate	**5.00**	5.00	**4.73**	4.86
Year that rate reaches the ultimate trend rate	**2017**	2015	**2029**	2029

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care trend rates would have the following effects as of December 31, 2010:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest cost	**18.1%**	**(14.2)%**
Effect on postretirement benefit obligation	**14.8**	**(12.0)**

PMI's estimated future benefit payments for its post-retirement health care plans at December 31, 2010, were as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
2011	$ 4	$ 5
2012	5	5
2013	5	5
2014	5	5
2015	5	5
2016–2020	29	27

■ ***Postemployment Benefit Plans***

PMI and certain of its subsidiaries sponsor postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following:

	For the Years Ended December 31,		
(in millions)	2010	2009	2008
Service cost	**$ 26**	$ 16	$ 7
Interest cost	**24**	22	9
Amortization of net loss	**39**	23	7
Other expense	**54**	57	151
Net postemployment costs	**$143**	$118	$174

During 2010, 2009 and 2008, certain salaried employees left PMI under separation programs. These programs resulted in incremental postemployment costs, which are included in other expense, above.

The estimated net loss for the postemployment benefit plans that will be amortized from accumulated other comprehensive earnings into net postemployment costs during 2011 is approximately $39 million.

The changes in the benefit obligations of the plans at December 31, 2010 and 2009, were as follows:

(in millions)	2010	2009
Accrued postemployment costs at January 1	**$ 630**	$ 539
Service cost	**26**	16
Interest cost	**24**	22
Benefits paid	**(203)**	(185)
Actuarial losses	**44**	180
Other	**53**	58
Accrued postemployment costs at December 31	**$ 574**	$ 630

The accrued postemployment costs were determined using a weighted-average discount rate of 7.3% and 8.6% in 2010 and 2009, respectively, an assumed ultimate annual weighted-average turnover rate of 2.3% and 2.1% in 2010 and 2009, respectively, assumed compensation cost increases of 3.0% and 4.5% in 2010 and 2009, respectively, and assumed benefits as defined in the respective plans. In accordance with local regulations, certain postemployment plans are funded. As a result, the accrued postemployment costs shown above are presented net of the related assets of $24 million and $19 million at December 31, 2010 and 2009, respectively. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

Note 14.

Additional Information:

	For the Years Ended December 31,		
(in millions)	2010	2009	2008
Research and development expense	**$391**	$ 335	$ 334
Advertising expense	**$402**	$ 387	$ 436
Interest expense	**$974**	$ 905	$ 528
Interest income	**(98)**	(108)	(217)
Interest expense, net	**$876**	$ 797	$ 311
Rent expense	**$278**	$ 258	$ 226

Minimum rental commitments under non-cancelable operating leases in effect at December 31, 2010, were as follows:

(in millions)	
2011	$174
2012	113
2013	82
2014	59
2015	39
Thereafter	255
	$722

Note 15.

Financial Instruments:

■ **Overview:** PMI operates in markets outside of the United States, with manufacturing and sales facilities in various locations around the world. PMI utilizes certain financial instruments to manage foreign currency exposure. Derivative financial instruments are used by PMI principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures. PMI is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. PMI formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in earnings. PMI reports its net transaction gains or losses in marketing, administration and research costs on the consolidated statements of earnings.

PMI uses forward foreign exchange contracts, foreign currency swaps and foreign currency options, hereafter collectively referred to as foreign exchange contracts, to mitigate its exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. The primary currencies to which PMI is exposed include the Euro, Indonesian rupiah, Japanese yen, Mexican peso, Russian ruble, Swiss franc and Turkish lira. At December 31, 2010 and 2009, PMI had contracts with aggregate notional amounts of $10.9 billion and $13.9 billion, respectively. Of the $10.9 billion aggregate notional amount at December 31, 2010, $2.4 billion related to cash flow hedges, $0.2 billion related to hedges of net investments in foreign operations and $8.3 billion related to other derivatives that primarily offset currency exposures on intercompany financing. Of the $13.9 billion aggregate notional amount at December 31, 2009, $3.2 billion related to cash flow hedges, $1.3 billion related to hedges of net investments in foreign operations and $9.4 billion related to other derivatives that primarily offset currency exposures on intercompany financing.

The fair value of PMI's foreign exchange contracts included in the consolidated balance sheet as of December 31, 2010 and 2009, were as follows:

	Asset Derivatives			Liability Derivatives		
	Balance Sheet	Fair Value		Balance Sheet	Fair Value	
(in millions)	Classification	2010	2009	Classification	2010	2009
Foreign exchange contracts designated as hedging instruments	Other current assets	**$16**	$140	Other accrued liabilities	**$ 26**	$ 27
Foreign exchange contracts not designated as hedging instruments	Other current assets	**44**	71	Other accrued liabilities	**77**	107
Total derivatives		**$60**	$211		**$103**	$134

Hedging activities, which represent movement in derivatives as well as the respective underlying transactions, had the following effect on PMI's consolidated statements of earnings and other comprehensive earnings for the years ended December 31, 2010 and 2009:

	For the Year Ended December 31, 2010					
Gain (Loss) (in millions)	Cash Flow Hedges	Fair Value Hedges	Net Investment Hedges	Other Derivatives	Income Taxes	Total
Statement of Earnings:						
Net revenues	**$ 24**	**$—**		**$ —**		**$ 24**
Cost of sales	**(14)**					**(14)**
Marketing, administration and research costs	**3**			**(3)**		**—**
Operating income	**13**			**(3)**		**10**
Interest expense, net	**(49)**			**10**		**(39)**
Earnings before income taxes	**(36)**			**7**		**(29)**
Provision for income taxes	**3**			**(1)**		**2**
Net earnings attributable to PMI	**$(33)**	**$—**		**$ 6**		**$(27)**
Other Comprehensive Earnings:						
Losses transferred to earnings	**$ 36**				**$ (3)**	**$ 33**
Recognized	**(56)**				**6**	**(50)**
Net impact	**$(20)**				**$ 3**	**$(17)**
Cumulative translation adjustment	**$ (2)**		**$24**		**$(10)**	**$ 12**

Gain (Loss) (in millions)	Cash Flow Hedges	Fair Value Hedges	Net Investment Hedges	Other Derivatives	Income Taxes	Total
	For the Year Ended December 31, 2009					
Statement of Earnings:						
Net revenues	$ 65	$ —		$—		$ 65
Cost of sales	(11)					(11)
Marketing, administration and research costs	13			(1)		12
Operating income	67	—		(1)		66
Interest expense, net	(94)	37		(5)		(62)
Earnings before income taxes	(27)	37		(6)		4
Provision for income taxes	1	(3)		3		1
Net earnings attributable to PMI	$(26)	$34		$(3)		$ 5
Other Comprehensive Earnings:						
Losses transferred to earnings	$ 27				$ (1)	$ 26
Recognized	68				(7)	61
Net impact	$ 95				$ (8)	$ 87
Cumulative translation adjustment			$(57)		$14	$(43)

Each type of hedging activity is described in greater detail below.

■ **Cash Flow Hedges:** PMI has entered into foreign exchange contracts to hedge foreign currency exchange risk related to certain forecasted transactions. The effective portion of unrealized gains and losses associated with qualifying cash flow hedge contracts is deferred as a component of accumulated other comprehensive earnings (losses) until the underlying hedged transactions are reported in PMI's consolidated statements of earnings. During the years ended December 31, 2010, 2009 and 2008, ineffectiveness related to cash flow hedges was not material. As of December 31, 2010, PMI has hedged forecasted transactions for periods not exceeding the next twelve months. The impact of these hedges is included in operating cash flows on PMI's consolidated statement of cash flows.

For the years ended December 31, 2010 and 2009, foreign exchange contracts that were designated as cash flow hedging instruments impacted the consolidated statements of earnings and other comprehensive earnings as follows:

(pre-tax, in millions) Derivatives in Cash Flow Hedging Relationship	Statement of Earnings Classification of Gain/(Loss) Reclassified from Other Comprehensive Earnings into Earnings	Amount of Gain/(Loss) Reclassified from Other Comprehensive Earnings into Earnings 2010	2009	Amount of Gain/(Loss) Recognized in Other Comprehensive Earnings on Derivative 2010	2009
	For the Years Ended December 31,				
Foreign exchange contracts				**$(56)**	$68
	Net revenues	**$ 24**	$ 65		
	Cost of sales	**(14)**	(11)		
	Marketing, administration and research costs	**3**	13		
	Interest expense, net	**(49)**	(94)		
Total		**$(36)**	$(27)	**$(56)**	$68

■ **Fair Value Hedges:** In 2009, PMI had entered into foreign exchange contracts to hedge the foreign currency exchange risk related to an intercompany loan between subsidiaries. For a derivative instrument that is designated and qualifies as a fair value hedge, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in current earnings. At June 30, 2009, all fair value hedges matured and were settled. Since June 30, 2009, there have been no outstanding fair value hedges. For the years ended December 31, 2009 and 2008, ineffectiveness related to fair value hedges was not material. Gains (losses) associated with qualifying fair value hedges were recorded in the consolidated statements of earnings and were $42 million and $49 million for the years ended December 31, 2009 and 2008, respectively. The impact of fair value hedges is included in operating cash flows on PMI's consolidated statement of cash flows.

For the year ended December 31, 2009, foreign exchange contracts that were designated as fair value hedging instruments impacted the consolidated statement of earnings as follows:

(pre-tax, in millions)	For the Year Ended December 31, 2009			
Derivative in Fair Value Hedging Relationship	Statement of Earnings Classification of Gain/(Loss) on Derivative	Amount of Gain/(Loss) Recognized in Earnings on Derivative	Statement of Earnings Classification of Gain/(Loss) on Hedged Item	Amount of Gain/(Loss) Recognized in Earnings Attributable to the Risk Being Hedged
Foreign exchange contracts	Marketing, administration and research costs	$ 5	Marketing, administration and research costs	$(5)
	Interest expense, net	37	Interest expense, net	
Total		$42		$(5)

■ **Hedges of Net Investments in Foreign Operations:** PMI designates certain foreign currency denominated debt and forward exchange contracts as net investment hedges of its foreign operations. For the years ended December 31, 2010, 2009 and 2008, these hedges of net investments resulted in gains (losses), net of income taxes, of $315 million, ($71) million and $124 million, respectively. These gains (losses) were reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments. For the years ended December 31, 2010, 2009 and 2008, ineffectiveness related to net investment hedges was not material. Settlement of net investment hedges is included in other investing cash flows on PMI's consolidated statement of cash flows.

For the years ended December 31, 2010 and 2009, foreign exchange contracts that were designated as net investment hedging instruments impacted the consolidated statements of earnings and other comprehensive earnings as follows:

(pre-tax, in millions)	For the Years Ended December 31,				
Derivatives in Net Investment Hedging Relationship	Statement of Earnings Classification of Gain/(Loss) Reclassified from Other Comprehensive Earnings into Earnings	Amount of Gain/(Loss) Reclassified from Other Comprehensive Earnings into Earnings		Amount of Gain/(Loss) Recognized in Other Comprehensive Earnings on Derivative	
		2010	**2009**	**2010**	**2009**
Foreign exchange contracts				**$24**	$(57)
	Interest expense, net	**$—**	$—		

■ **Other Derivatives:** PMI has entered into foreign exchange contracts to hedge the foreign currency exchange risks related to intercompany loans between certain subsidiaries, and third-party loans. While effective as economic hedges, no hedge accounting is applied for these contracts and, therefore, the unrealized gains (losses) relating to these contracts are reported in PMI's consolidated statement of earnings. For the years ended December 31, 2010 and 2009, the gains (losses) from contracts for which PMI did not apply hedge accounting were ($97) million and $248 million, respectively. The gains (losses) from these contracts substantially offset the losses and gains generated by the underlying intercompany and third-party loans being hedged.

As a result, for the years ended December 31, 2010 and 2009, these items affected the consolidated statement of earnings as follows:

(pre-tax, in millions)			
Derivatives not Designated as Hedging Instruments	Statement of Earnings Classification of Gain/(Loss)	Amount of Gain/(Loss) Recognized in Earnings	
		2010	**2009**
Foreign exchange contracts	Marketing, administration and research costs	**$(3)**	$(1)
	Interest expense, net	**10**	(5)
Total		**$ 7**	$(6)

■ **Qualifying Hedging Activities Reported in Accumulated Other Comprehensive Earnings (Losses):** Derivative gains or losses reported in accumulated other comprehensive earnings (losses) are a result of qualifying hedging activity. Transfers of these gains or losses to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, as follows:

	For the Years Ended December 31,		
(in millions)	2010	2009	2008
Gain (loss) as of January 1	**$ 19**	$(68)	$ (10)
Derivative losses (gains) transferred to earnings	**33**	26	89
Change in fair value	**(50)**	61	(147)
Gain (loss) as of December 31	**$ 2**	$ 19	$ (68)

At December 31, 2010, PMI expects $18 million of derivative losses reported in accumulated other comprehensive earnings (losses) to be reclassified to the consolidated statement of earnings within the next twelve months. These losses are expected to be substantially offset by the statement of earnings impact of the respective hedged transactions.

■ **Contingent Features:** PMI's derivative instruments do not contain contingent features.

■ **Credit Exposure and Credit Risk:** PMI is exposed to credit loss in the event of non-performance by counterparties. While PMI does not anticipate non-performance, its risk is limited to the fair value of the financial instruments. PMI actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting and continuously monitoring a diverse group of major international banks and financial institutions as counterparties.

■ **Fair Value:** See Note 16. *Fair Value Measurements* for disclosures related to the fair value of PMI's derivative financial instruments.

Note 16.

Fair Value Measurements:

The authoritative guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of input that may be used to measure fair value, which are as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

■ **Securities Available for Sale—Warrants:** PMI assesses the fair value of securities available for sale, which consist of warrants to purchase third-party common stock, by using a Black-Scholes methodology based on observable market inputs that include stock prices, prevailing risk-free interest rates, dividend yield and volatility. These warrants have been classified within Level 2 at December 31, 2009. At December 31, 2010, the fair value of the warrants held by PMI was insignificant.

■ **Derivative Financial Instruments—Foreign Exchange Contracts:** PMI assesses the fair value of its derivative financial instruments, which consist of foreign exchange forward contracts, foreign currency swaps and foreign currency options, using internally developed models that use, as their basis, readily observable market inputs. The fair value of PMI's foreign exchange forward contracts is determined by using the prevailing foreign exchange spot rates and interest rate differentials, and the respective maturity dates of the instruments. The fair value of PMI's currency options is determined by using a Black-Scholes methodology based on foreign exchange spot rates and interest rate differentials, currency volatilities and maturity dates. PMI's derivative financial instruments have been classified within Level 2 at December 31, 2010 and 2009. See Note 15. *Financial Instruments* for additional discussion on derivative financial instruments.

■ **Pension Plan Assets:** The fair value of pension plan assets, determined by using readily available quoted market prices in active markets, has been classified within Level 1 of the fair value hierarchy at December 31, 2010 and 2009. The fair value of pension plan assets determined by using quoted prices in markets that are not active has been classified within Level 2 at December 31, 2010 and 2009. See Note 13. *Benefit Plans* for additional discussion on pension plan assets.

■ **Debt—Long-Term Notes:** The fair value of PMI's outstanding long-term notes, as utilized solely for disclosure purposes, is determined using quotes and market interest rates currently available to PMI for issuances of debt with similar terms and remaining maturities. The aggregate carrying value of PMI's debt, excluding short-term borrowings and $137 million of capital lease obligations, was $14,618 million at December 31, 2010. The aggregate carrying value of PMI's debt, excluding short-term borrowings and $208 million of capital lease obligations, was $13,546 million at December 31, 2009. At December 31, 2010, the fair values of PMI's outstanding long-term notes have been classified within Level 1 and Level 2. At December 31, 2009, the fair values of PMI's outstanding long-term notes have been classified within Level 1.

The aggregate fair values of PMI's securities available for sale, derivative financial instruments, pension plan assets and long-term notes as of December 31, 2010 and 2009, were as follows:

(in millions)	At December 31, 2010	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Foreign exchange contracts	$ 60	$ —	$ 60	$—
Pension plan assets	4,874	2,433	2,441	
Total assets	$ 4,934	$ 2,433	$2,501	$—
Liabilities:				
Long-term notes	$16,057	$15,578	$ 479	$—
Foreign exchange contracts	103		103	
Total liabilities	$16,160	$15,578	$ 582	$—

(in millions)	At December 31, 2009	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Warrants	$ 12	$ —	$ 12	$—
Foreign exchange contracts	211		211	
Pension plan assets	4,437	2,912	1,525	
Total assets	$ 4,660	$ 2,912	$1,748	$—
Liabilities:				
Long-term notes	$14,662	$14,662	$ —	$—
Foreign exchange contracts	134		134	
Total liabilities	$14,796	$14,662	$ 134	$—

Note 17.

Accumulated Other Comprehensive Earnings (Losses):

PMI's accumulated other comprehensive earnings (losses), net of taxes, consisted of the following:

	At December 31,		
(in millions)	2010	2009	2008
Currency translation adjustments	**$ 507**	$ 561	$ (768)
Pension and other benefits	**(1,650)**	(1,408)	(1,444)
Derivatives accounted for as hedges	**2**	19	(68)
Equity securities	**1**	11	(1)
Total accumulated other comprehensive earnings (losses)	**$(1,140)**	$ (817)	$(2,281)

Note 18.

Colombian Investment and Cooperation Agreement:

On June 19, 2009, PMI announced that it had signed an agreement with the Republic of Colombia, together with the Departments of Colombia and the Capital District of Bogota, to promote investment and cooperation with respect to the Colombian tobacco market and to fight counterfeit and contraband tobacco products. The Investment and Cooperation Agreement provides $200 million in funding to the Colombian governments over a 20-year period to address issues of mutual interest, such as combating the illegal cigarette trade, including the threat of counterfeit tobacco products, and increasing the quality and quantity of locally grown tobacco. As a result of the Investment and Cooperation Agreement, PMI recorded a pre-tax charge of $135 million in the operating results of the Latin America & Canada segment during the second quarter of 2009. This pre-tax charge, which represents the net present value of the payments prescribed by the agreement, is reflected in marketing, administration and research costs on the consolidated statement of earnings for the year ended December 31, 2009.

At December 31, 2010 and 2009, PMI had $82 million and $93 million, respectively, of discounted liabilities associated with the Colombian Investment and Cooperation Agreement. These discounted liabilities are primarily reflected in other long-term liabilities on the consolidated balance sheets and are expected to be paid through 2028.

Note 19.

RBH Legal Settlement:

On July 31, 2008, Rothmans announced the finalization of a CAD 550 million settlement (or approximately $540 million, based on the prevailing exchange rate at that time) between itself and RBH, on the one hand, and the Government of Canada and all ten provinces, on the other hand. The settlement resolves the Royal Canadian Mounted Police's investigation relating to products exported from Canada by RBH during the 1989–1996 period. Rothmans' sole holding was a 60% interest in RBH. The remaining 40% interest in RBH was owned by PMI.

As a result of the finalization of the settlement, PMI recorded a charge of $124 million in the operating results of the Latin America & Canada segment during the second quarter of 2008. The charge represented the present value of PMI's 40% equity interest in RBH's portion of the settlement and was reflected in marketing, administration and research costs on the consolidated statement of earnings for the year ended December 31, 2008.

Subsequent to the finalization of the settlement, PMI announced that it had entered into an agreement with Rothmans to purchase, by way of a tender offer, all of the outstanding common shares of Rothmans. In October 2008, PMI completed the acquisition of all of Rothmans shares. See Note 6. *Acquisitions and Other Business Arrangements* for more details regarding this acquisition.

At December 31, 2010 and 2009, PMI had $237 million and $243 million, respectively, of discounted accrued settlement charges associated with the RBH legal settlement. These accrued settlement charges are primarily reflected in other long-term liabilities on the consolidated balance sheets and are expected to be paid through 2019.

Note 20.

E.C. Agreement:

In 2004, PMI entered into an agreement with the European Commission ("E.C.") and 10 Member States of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. This agreement has been signed by all 27 Member States. The agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against its earnings in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006) and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI's market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, PMI records charges for them as an expense in cost of sales when product is shipped. In addition, PMI is also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and is subject to payments of five times the applicable taxes and duties if qualifying product seizures exceed 90 million cigarettes in a given year. To date, PMI's annual payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $91 million, $84 million and $80 million were recorded in cost of sales in 2010, 2009 and 2008, respectively.

Note 21.

Contingencies:

■ **Litigation—General:** Legal proceedings covering a wide range of matters are pending or threatened against us, and/or our subsidiaries, and/or our indemnitees in various jurisdictions. Our indemnitees include distributors, licensees, and others that have been named as parties in certain cases and that we have agreed to defend, as well as pay costs and some or all of judgments, if any, that may be entered against them. Pursuant to the terms of the Distribution Agreement between Altria and PMI, PMI will indemnify Altria and PM USA for tobacco product claims based in substantial part on products manufactured by PMI or contract manufactured for PMI by PM USA, and PM USA will indemnify PMI for tobacco product claims based in substantial part on products manufactured by PM USA, excluding tobacco products contract manufactured for PMI. Various types of claims are raised in these proceedings, including, among others, product liability, consumer protection, antitrust, employment and tax.

It is possible that there could be adverse developments in pending cases against us and our subsidiaries. An unfavorable outcome or settlement of pending tobacco-related litigation could encourage the commencement of additional litigation.

Damages claimed in some of the tobacco-related litigation are significant and, in certain cases in Brazil, Israel, Nigeria and Canada, range into the billions of dollars. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Much of the tobacco-related litigation is in its early stages and litigation is subject to uncertainty. However, as discussed below, we have to date been largely successful in defending tobacco-related litigation.

We and our subsidiaries record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, after assessing the information available to it (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss for any of the pending tobacco-related cases; and (iii) accordingly, no estimated loss has been accrued in the consolidated financial statements for unfavorable outcomes in these cases, if any. Legal defense costs are expensed as incurred.

It is possible that our consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Nevertheless, although litigation is subject to uncertainty, we and each of our subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so.

The table below lists the number of tobacco-related cases pending against us and/or our subsidiaries or indemnitees as of December 31, 2010, 2009 and 2008:

Type of Case	Number of Cases Pending as of December 31, 2010	Number of Cases Pending as of December 31, 2009	Number of Cases Pending as of December 31, 2008
Individual Smoking and Health Cases	**94**	119	123
Smoking and Health Class Actions	**11**	9	5
Health Care Cost Recovery Actions	**10**	11	11
Lights Class Actions	**2**	3	3
Individual Lights Cases (small claims court)(1)	**10**	1,978	2,010
Public Civil Actions	**7**	11	11

(1) During 2010, 1,952 individual lights cases filed in small claims courts in Italy by one plaintiff's attorney were dismissed following an investigation by the public prosecutor into the conduct of that plaintiff's attorney. Because these were fraudulent cases not authorized by the purported plaintiffs, the courts dismissed all such cases. We will no longer include these cases in our pending case count and are not including them in our dismissed case count.

Since 1995, when the first tobacco-related litigation was filed against a PMI entity, 341[2] Smoking and Health, Lights, Health Care Cost Recovery, and Public Civil Actions in which we and/or one of our subsidiaries and/or indemnitees were a defendant have been terminated in our favor. Nine cases have had decisions in favor of plaintiffs. Five of these cases have subsequently reached final resolution in our favor, one has been annulled and returned to the trial court for further proceedings, and three remain on appeal. To date, we have paid total judgments including costs of approximately six thousand Euros. These payments were made in order to appeal three Italian small claims cases, two of which were subsequently reversed on appeal and one of which remains on appeal. To date, no tobacco-related case has been finally resolved in favor of a plaintiff against us, our subsidiaries or indemnitees.

(2) Does not include the 1,952 Italian small claims courts cases discussed in footnote 1 and does not include 66 cases filed by this same plaintiff's attorney that were previously included in the above dismissed case count because they had been individually dismissed by the small claims courts. In future financial statements, the cases filed by this plaintiff's attorney will no longer be reported in the dismissed or pending case counts.

The table below lists the verdicts and post-trial developments in the three pending cases (excluding an individual case on appeal from an Italian small claims court) in which verdicts were returned in favor of plaintiffs:

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
September 2009	Brazil/*Bernhardt*	Individual Smoking and Health	The Civil Court of Rio de Janeiro found for plaintiff and ordered Philip Morris Brasil to pay R$13,000 (approximately $7,800) in moral damages.	Philip Morris Brasil filed its appeal against the decision on the merits with the Court of Appeals in November 2009. In February 2010, without addressing the merits, the Court of Appeals annulled the trial court's decision remanding the case to the trial court to issue a new ruling, which must address certain compensatory damage claims made by the plaintiff that the trial court did not address in its original ruling. In July 2010, the trial court reinstated its original decision, while specifically rejecting the compensatory damages claim. Philip Morris Brasil has appealed this decision.
February 2004	Brazil/*The Smoker Health Defense Association (ADESF)*	Class Action	The Civil Court of São Paulo found defendants liable without hearing evidence. The court did not assess moral or actual damages, which were to be assessed in a second phase of the case. The size of the class was not defined in the ruling.	In April 2004, the court clarified its ruling, awarding "moral damages" of R$1,000 (approximately $600) per smoker per full year of smoking plus interest at the rate of 1% per month, as of the date of the ruling. The court did not award actual damages, which were to be assessed in the second phase of the case. The size of the class still has not been estimated. Defendants appealed to the São Paulo Court of Appeals. In November 2008, the São Paulo Court of Appeals annulled the ruling, finding that the trial court had inappropriately ruled without hearing evidence and returned the case to the trial court for further proceedings. In addition, the defendants filed a constitutional appeal to the Federal Supreme Tribunal on the basis that the plaintiff did not have standing to bring the lawsuit. This appeal is still pending.
October 2003	Brazil/*Da Silva*	Individual Smoking and Health	The Court of Appeal of Rio Grande do Sul reversed the trial court ruling in favor of Philip Morris Brasil and awarded plaintiffs R$768,000 (approximately $460,000).	In December 2004, a larger panel of the Court of Appeal of Rio Grande do Sul overturned the adverse decision. Plaintiffs filed two separate appeals against this decision. The appeal to the Superior Court of Justice was finally rejected in May 2010. The second one to the Supreme Federal Tribunal is still pending.

Pending claims related to tobacco products generally fall within the following categories:

■ **Smoking and Health Litigation:** These cases primarily allege personal injury and are brought by individual plaintiffs or on behalf of a class of individual plaintiffs. Plaintiffs' allegations of liability in these cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, violations of deceptive trade practice laws and consumer protection statutes. Plaintiffs in these cases seek various forms of relief, including compensatory and other damages, and injunctive and equitable relief. Defenses raised in these cases include licit activity, failure to state a claim, lack of defect, lack of proximate cause, assumption of the risk, contributory negligence, and statute of limitations.

As of December 31, 2010, there were a number of smoking and health cases pending against us, our subsidiaries or indemnitees, as follows:

- 94 cases brought by individual plaintiffs in Argentina (42), Brazil (35), Canada (2), Chile (5), Greece (1), Italy (6), the Philippines (1), Scotland (1) and Turkey (1), compared with 119 such cases on December 31, 2009, and 123 cases on December 31, 2008; and
- 11 cases brought on behalf of classes of individual plaintiffs in Brazil (2), Bulgaria (1) and Canada (8), compared with 9 such cases on December 31, 2009, and 5 such cases on December 31, 2008.

In all three individual cases in Finland that have since been dismissed, our indemnitees (our former licensees now known as Amer Sports Corporation and Amerintie 1 Oy) and another member of the industry were defendants. Plaintiffs alleged personal injuries as a result of smoking. Three cases were tried together before the District Court of Helsinki. Trial began in March 2008 and concluded in May 2008. In October 2008, the District Court issued decisions in favor of defendants in all cases. Plaintiffs filed appeals. One of the plaintiffs later withdrew her appeal, making the District Court's decision in favor of the defendants final. The other plaintiffs continued to pursue their appeals. The appellate hearing, which was essentially a re-trial of these cases before the Appellate Court, concluded in December 2009. In May 2010, the Appellate Court rejected plaintiffs' appeals in their entirety. In July 2010, both plaintiffs filed motions for leave to appeal the ruling to the Finland Supreme Court. In November 2010, plaintiffs withdrew their motions for leave to appeal. The dismissals are now final, and these cases are not included in the above case counts. We will no longer report on these cases.

In the first class action pending in Brazil, *The Smoker Health Defense Association (ADESF) v. Souza Cruz, S.A. and Philip Morris Marketing, S.A., Nineteenth Lower Civil Court of the Central Courts of the Judiciary District of São Paulo, Brazil*, filed July 25, 1995, our subsidiary and another member of the industry are defendants. The plaintiff, a consumer organization, is seeking damages for smokers and former smokers, and injunctive relief. In February 2004, the trial court found defendants liable without hearing evidence. The court did not assess moral or actual damages, which were to be assessed in a second phase of the case. The size of the class was not defined in the ruling. In April 2004, the court clarified its ruling, awarding "moral damages" of R$1,000 (approximately $600) per smoker per full year of smoking plus interest at the rate of 1% per month, as of the date of the ruling. The court did not award actual damages, which were to be assessed in the second phase of the case. The size of the class still has not been estimated. Defendants appealed to the São Paulo Court of Appeals. In November 2008, the São Paulo Court of Appeals annulled the ruling finding that the trial court had inappropriately ruled without hearing evidence and returned the case to the trial court for further proceedings. In addition, the defendants filed a constitutional appeal to the Federal Supreme Tribunal on the basis that the plaintiff did not have standing to bring the lawsuit. This appeal is still pending.

In the second class action pending in Brazil, *Public Prosecutor of São Paulo v. Philip Morris Brasil Industria e Comercio Ltda, Civil Court of the City of São Paulo, Brazil*, filed August 6, 2007, our subsidiary is a defendant. The plaintiff, the Public Prosecutor of the State of São Paulo, is seeking (1) unspecified damages on behalf of all smokers nationwide, former smokers, and their relatives; (2) unspecified damages on behalf of people exposed to environmental tobacco smoke ("ETS") nationwide, and their relatives; and (3) reimbursement of the health care costs allegedly incurred for the treatment of tobacco-related diseases by all Brazilian States and Municipalities, and the Federal District. In an interim ruling issued in December 2007, the trial court limited the scope of this claim to the State of São Paulo only. In December 2008, the Seventh Civil Court of São Paulo issued a decision declaring that it lacked jurisdiction because the case involved issues similar to the *ADESF* case discussed above and should be transferred to the Nineteenth Lower Civil Court in São Paulo where the *ADESF* case is pending. The court further stated that these cases should be consolidated for the purposes of judgment. Our subsidiary appealed this decision to the State of São Paulo Court of Appeals, which subsequently declared the case stayed pending the outcome of the appeal. In April 2010, the São Paulo Court of Appeals reversed the Seventh Civil Court's decision that consolidated the cases, finding that they are based on different legal claims and are progressing at different stages of proceedings. This case was returned to the Seventh Civil Court of São Paulo, and our subsidiary filed its closing arguments in December 2010.

In the class action in Bulgaria, *Yochkolovski v. Sofia BT AD, et al., Sofia City Court, Bulgaria*, filed March 12, 2008, our subsidiaries and other members of the industry are defendants. The plaintiff brought a collective claim on behalf of classes of smokers who were allegedly misled by tar and nicotine yields printed on packages and on behalf of a class of minors who were allegedly misled by marketing. Plaintiff seeks damages for economic loss, pain and suffering, medical treatment, and withdrawal from the market of all cigarettes that allegedly do not comply with tar and nicotine labeling requirements. The trial court dismissed the youth marketing claims. This decision has been affirmed on appeal.

The trial court also ordered plaintiff to provide additional evidence in support of the remaining claims as well as evidence of his capacity to represent the class and bear the costs of the proceedings. In November 2010, the trial court dismissed the case. Plaintiff appealed. In January 2011, plaintiff's appeal was dismissed. Plaintiff may file a further appeal. Our subsidiaries have never been served with the complaint.

In the first class action pending in Canada, *Cecilia Letourneau v. Imperial Tobacco Ltd., Rothmans, Benson & Hedges Inc. and JTI Macdonald Corp., Quebec Superior Court, Canada*, filed in September 1998, our subsidiary and other Canadian manufacturers are defendants. The plaintiff, an individual smoker, is seeking compensatory and unspecified punitive damages for each member of the class who is deemed addicted to smoking. The class was certified in 2005. Pre-trial discovery is ongoing. A trial date has been scheduled for October 2011.

In the second class action pending in Canada, *Conseil Québécois Sur Le Tabac Et La Santé and Jean-Yves Blais v. Imperial Tobacco Ltd., Rothmans, Benson & Hedges Inc. and JTI Macdonald Corp., Quebec Superior Court, Canada*, filed in November 1998, our subsidiary and other Canadian manufacturers are defendants. The plaintiffs, an anti-smoking organization and an individual smoker, are seeking compensatory and unspecified punitive damages for each member of the class who allegedly suffers from certain smoking-related diseases. The class was certified in 2005. Pre-trial discovery is ongoing. A trial date has been scheduled for October 2011.

In the third class action pending in Canada, *Kunta v. Canadian Tobacco Manufacturers' Council, et al., The Queen's Bench, Winnipeg, Canada*, filed June 12, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and chronic obstructive pulmonary disease ("COPD"), severe asthma, and mild reversible lung disease resulting from the use of tobacco products. She is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, as well as restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products. In September 2009, plaintiff's counsel informed defendants that he did not anticipate taking any action in this case while he pursues a multi-jurisdictional class action filed in Saskatchewan (see description of *Adams*, below).

In the fourth class action pending in Canada, *Adams v. Canadian Tobacco Manufacturers' Council, et al., The Queen's Bench, Saskatchewan, Canada*, filed July 10, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and COPD resulting from the use of tobacco products. She is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers who have smoked a minimum of 25,000 cigarettes and have suffered, or suffer, from COPD, emphysema, heart disease, or cancer, as well as restitution of profits. Preliminary motions are pending.

In the fifth class action pending in Canada, *Semple v. Canadian Tobacco Manufacturers' Council, et al., The Supreme Court (trial court), Nova Scotia, Canada*, filed June 18, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges his own addiction to tobacco products and COPD resulting from the use of tobacco products. He is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, as well as restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products. No activity in this case is anticipated while plaintiff's counsel pursues a multi-jurisdictional class action filed in Saskatchewan (see description of *Adams*, above).

In the sixth class action pending in Canada, *Dorion v. Canadian Tobacco Manufacturers' Council, et al., The Queen's Bench, Alberta, Canada*, filed June 15, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and chronic bronchitis and severe sinus infections resulting from the use of tobacco products. She is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products. To date, we, our subsidiaries, and our indemnitees have not been properly served with the complaint. No activity in this case is anticipated while plaintiff's counsel pursues a multi-jurisdictional class action filed in Saskatchewan (see description of *Adams*, above).

In the seventh class action pending in Canada, *McDermid v. Imperial Tobacco Canada Limited, et al., Supreme Court, British Columbia, Canada*, filed June 25, 2010, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges his own addiction to tobacco products and heart disease resulting from the use of tobacco products. He is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers who were alive on June 12, 2007, and who suffered from heart disease allegedly caused by smoking, their estates, dependents and family members, plus disgorgement of revenues earned by the defendants from January 1, 1954 to the date the claim was filed. Defendants have filed jurisdictional challenges on the grounds that this action should not proceed during the pendency of the Saskatchewan class action (see description of *Adams*, above).

In the eighth class action pending in Canada, *Bourassa v. Imperial Tobacco Canada Limited, et al., Supreme Court, British Columbia, Canada*, filed June 25, 2010, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, the heir to a deceased smoker, alleges that the decedent was addicted to tobacco products and suffered from emphysema resulting from the use of tobacco products. She is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers who were alive on June 12, 2007, and who suffered from chronic respiratory diseases allegedly caused by smoking, their estates, dependents and family members, plus disgorgement of revenues earned by the defendants from January 1, 1954 to the date the claim was filed. Defendants have filed jurisdictional challenges on the grounds that this action should not proceed during the pendency of the Saskatchewan class action (see description of *Adams*, above).

■ **Health Care Cost Recovery Litigation:** These cases, brought by governmental and non-governmental plaintiffs, seek reimbursement of health care cost expenditures allegedly caused by tobacco products. Plaintiffs' allegations of liability in these cases are based on various theories of recovery including unjust enrichment, negligence, negligent design, strict liability, breach of express and implied warranties, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, defective product, failure to warn, sale of cigarettes to minors, and claims under statutes governing competition and deceptive trade practices. Plaintiffs in these cases seek various forms of relief including compensatory and other damages, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, remoteness of injury, failure to state a claim, adequate remedy at law, "unclean hands" (namely, that plaintiffs cannot obtain equitable relief because they participated in, and benefited from, the sale of cigarettes), and statute of limitations.

As of December 31, 2010, there were 10 health care cost recovery cases pending against us, our subsidiaries or indemnitees in Canada (3), Israel (1), Nigeria (5) and Spain (1), compared with 11 such cases on December 31, 2009, and 11 such cases on December 31, 2008. On February 8, 2011, the government of the province of Newfoundland and Labrador filed a health care cost recovery case against us, our subsidiary, our indemnitees (PM USA and Altria Group, Inc.) and other members of the industry. The claim is based on legislation enacted in the province that is similar to laws introduced in British Columbia, New Brunswick and Ontario. The legislation authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong." We, our subsidiary, and indemnitees have not yet been served with the statement of claim.

In the first health care cost recovery case pending in Canada, *Her Majesty the Queen in Right of British Columbia v. Imperial Tobacco Limited, et al., Supreme Court, British Columbia, Vancouver Registry, Canada*, filed January 24, 2001, we, our subsidiaries, our indemnitee (PM USA), and other members of the industry are defendants. The plaintiff, the government of the province of British Columbia, brought a claim based upon legislation enacted by the province authorizing the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, resulting from a "tobacco related wrong." The Supreme Court of Canada has held that the statute is constitutional. We and certain other non-Canadian defendants challenged the jurisdiction of the court. The court rejected the jurisdictional challenge, and pre-trial discovery is ongoing. The trial court also has granted plaintiff's request that the target trial date of September 2011 be postponed indefinitely. Meanwhile, in December 2009, the British Columbia Court of Appeal ruled that the defendants could pursue a third-party claim against the government of Canada for negligently misrepresenting to defendants the efficacy of the low tar tobacco strain that the federal government developed and licensed to some of the defendants. In May 2010, the Supreme Court of Canada agreed to hear both the appeal of the Attorney General of Canada and the defendants' cross-appeal from the British Columbia Court of Appeal decision. Oral arguments in that appeal are scheduled in late February 2011.

In the second health care cost recovery case filed in Canada, *Her Majesty the Queen in Right of New Brunswick v. Rothmans Inc., et al., Court of Queen's Bench of New Brunswick, Trial Court, New Brunswick, Fredericton, Canada*, filed March 13, 2008, we, our subsidiaries, our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The claim was filed by the government of the province of New Brunswick based on legislation enacted in the province. This legislation is similar to the law introduced in British Columbia that authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong." Pre-trial discovery is ongoing.

In the third health care cost recovery case filed in Canada, *Her Majesty the Queen in Right of Ontario v. Rothmans Inc., et al., Ontario Superior Court of Justice, Toronto, Canada*, filed September 29, 2009, we, our subsidiaries, our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The claim was filed by the government of the province of Ontario based on legislation enacted in the province. This legislation is similar to the laws introduced in British Columbia and New Brunswick that authorize the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong." Preliminary motions are pending.

In the case in Israel, *Kupat Holim Clalit v. Philip Morris USA, et al., Jerusalem District Court, Israel*, filed September 28, 1998, we, our subsidiary, and our indemnitee (PM USA), and other members of the industry are defendants. The plaintiff, a private health care provider, brought a claim seeking reimbursement of the cost of treating its members for alleged smoking-related illnesses for the years 1990 to 1998. Certain defendants filed a motion to dismiss the case. The motion was rejected, and those defendants filed a motion with the Israel Supreme Court for leave to appeal. The appeal was heard by the Supreme Court in March 2005, and the parties are awaiting the court's decision.

In the first case in Nigeria, *The Attorney General of Lagos State v. British American Tobacco (Nigeria) Limited, et al., High Court of Lagos State, Lagos, Nigeria*, filed April 30, 2007, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. In February 2008, our subsidiary was served with a Notice of Discontinuance. The claim was formally dismissed in March 2008. However, the plaintiff has since refiled its claim. Our subsidiary is in the process of making challenges to service and the court's jurisdiction. Currently, the case is stayed in the trial court pending the appeals of certain co-defendants relating to service objections. We currently conduct no business in Nigeria.

In the second case in Nigeria, *The Attorney General of Kano State v. British American Tobacco (Nigeria) Limited, et al., High Court of Kano State, Kano, Nigeria*, filed May 9, 2007, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. Our subsidiary is in the process of making challenges to service and the court's jurisdiction.

In the third case in Nigeria, *The Attorney General of Gombe State v. British American Tobacco (Nigeria) Limited, et al., High Court of Gombe State, Gombe, Nigeria*, filed May 18, 2007, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. In July 2008, the court dismissed the case against all defendants based on the plaintiff's failure to comply with various procedural requirements when filing and serving the complaint. The plaintiff did not appeal the dismissal. However, in October 2008, the plaintiff refiled its claim. In June 2010, the court ordered the plaintiff to amend the claim to properly name Philip Morris International Inc. as a defendant. We are objecting to the attempted service of amended process.

In the fourth case in Nigeria, *The Attorney General of Oyo State, et al., v. British American Tobacco (Nigeria) Limited, et al., High Court of Oyo State, Ibadan, Nigeria*, filed May 25, 2007, our subsidiary and other members of the industry are defendants. Plaintiffs seek reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. Our subsidiary challenged service as improper. In June 2010, the court ruled that plaintiffs did not have leave to serve the writ of summons on the defendants and that they must re-serve the writ. Our subsidiary has not yet been re-served.

In the fifth case in Nigeria, *The Attorney General of Ogun State v. British American Tobacco (Nigeria) Limited, et al., High Court of Ogun State, Abeokuta, Nigeria*, filed February 26, 2008, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. In May 2010, the trial court rejected our subsidiary's service objections. Our subsidiary is in the process of appealing that order.

In a series of proceedings in Spain, *Junta de Andalucia, et al. v. Philip Morris Spain, et al., Court of First Instance, Madrid, Spain*, the first of which was filed February 21, 2002, our subsidiary and other members of the industry were defendants. The plaintiffs sought reimbursement for the cost of treating certain of their citizens for various smoking-related illnesses. In May 2004, the first instance court dismissed the initial case, finding that the State was a necessary party to the claim, and thus, the claim must be filed in the Administrative Court. The plaintiffs appealed. In February 2006, the appellate court affirmed the lower court's dismissal. The plaintiffs then filed notice that they intended to pursue their claim in the Administrative Court against the State. Because they were defendants in the original proceeding, our subsidiary and other members of the industry filed notices with the Administrative Court that they are interested parties in the case. In September 2007, the plaintiffs filed their complaint in the Administrative Court. In November 2007, the Administrative Court dismissed the claim based on a procedural issue. The plaintiffs asked the Administrative Court to reconsider its decision dismissing the case, and that request was rejected in a ruling rendered in February 2008. Plaintiffs appealed to the Supreme Court. The Supreme Court rejected plaintiffs' appeal in November 2009, resulting in the final dismissal of the claim. However, plaintiffs have filed a second claim in the Administrative Court against the Ministry of Economy. This second claim seeks the same relief as the original claim, but relies on a different procedural posture. The Administrative Court has recognized our subsidiary as a party in this proceeding. Our subsidiary and other defendants have filed preliminary objections that have resulted in the stay of the term to file the answer. The court has not yet reviewed the preliminary objections.

■ **Lights Cases:** These cases, brought by individual plaintiffs, or on behalf of a class of individual plaintiffs, allege that the use of the term "lights" constitutes fraudulent and misleading conduct. Plaintiffs' allegations of liability in these cases are based on various theories of recovery including misrepresentation, deception, and breach of consumer protection laws. Plaintiffs seek various forms of relief including restitution, injunctive relief, and compensatory and other damages. Defenses raised include lack of causation, lack of reliance, assumption of the risk, and statute of limitations.

As of December 31, 2010, there were a number of lights cases pending against our subsidiaries or indemnitees, as follows:

- 2 cases brought on behalf of various classes of individual plaintiffs (some overlapping) in Israel, compared with 3 such cases on December 31, 2009 and December 31, 2008; and
- 10 cases brought by individuals in the equivalent of small claims courts in Italy, where the maximum damages are approximately one thousand Euros per case, compared with 1,978 such cases on December 31, 2009, and 2,010 such cases on December 31, 2008.

In the first class action pending in Israel, *El-Roy, et al. v. Philip Morris Incorporated, et al., District Court of Tel-Aviv/Jaffa, Israel*, filed January 18, 2004, our subsidiary and our indemnitees (PM USA and our former importer Menache H. Eliachar Ltd.) are defendants. The plaintiffs filed a purported class action claiming that the class members were misled by the descriptor "lights" into believing that lights cigarettes are safer than full flavor cigarettes. The claim seeks recovery of the purchase price of lights cigarettes and compensation for distress for each class member. Hearings took place in November and December 2008 regarding whether the case meets the legal requirements necessary to allow it to proceed as a class action. The parties' briefing on class certification was completed in January 2011.

The claims in a second class action pending in Israel, *Navon, et al. v. Philip Morris Products USA, et al., District Court of Tel-Aviv/Jaffa, Israel*, filed December 5, 2004, against our indemnitee (our distributor M.H. Eliashar Distribution Ltd.) and other members of the industry are similar to those in *El-Roy*, and the case is currently stayed pending a ruling on class certification in *El-Roy*.

- **Public Civil Actions:** Claims have been filed either by an individual, or a public or private entity, seeking to protect collective or individual rights, such as the right to health, the right to information or the right to safety. Plaintiffs' allegations of liability in these cases are based on various theories of recovery including product defect, concealment, and misrepresentation. Plaintiffs in these cases seek various forms of relief including injunctive relief such as banning cigarettes, descriptors, smoking in certain places and advertising, as well as implementing communication campaigns and reimbursement of medical expenses incurred by public or private institutions.

As of December 31, 2010, there were 7 public civil actions pending against our subsidiaries in Argentina (1), Brazil (1), Colombia (4) and Venezuela (1), compared with 11 such cases on December 31, 2009 and December 31, 2008.

In the public civil action in Argentina, *Asociación Argentina de Derecho de Danos v. Massalin Particulares S.A., et al., Civil Court of Buenos Aires, Argentina*, filed February 26, 2007, our subsidiary and another member of the industry are defendants. The plaintiff, a consumer association, seeks the establishment of a relief fund for reimbursement of medical costs associated with diseases allegedly caused by smoking. Our subsidiary filed its answer in September 2007. In March 2010, the case file was transferred to the Federal Court on Administrative Matters after the Civil Court granted the plaintiff's request to add the national government as a co-plaintiff in the case.

In the public civil action in Brazil, *The Brazilian Association for the Defense of Consumer Health (SAUDECON) v. Philip Morris Brasil Industria e Comercio Ltda and Souza Cruz S.A., Civil Court of City of Porto Alegre, Brazil*, filed November 3, 2008, our subsidiary is a defendant. The plaintiff, a consumer organization, is asking the court to establish a fund that will be used to provide treatment to smokers who claim to be addicted and who do not otherwise have access to smoking cessation treatment. Plaintiff requests that each defendant's liability be determined according to its market share. In May 2009, the trial court dismissed the case on the merits. Plaintiff has appealed.

In the first public civil action in Colombia, *Garrido v. Philip Morris Colombia S.A., Civil Court of Bogotá, Colombia*, filed August 28, 2006, our subsidiary is a defendant. The plaintiff seeks various forms of injunctive relief, including the ban of the use of "lights" descriptors, and requests that defendant be ordered to finance a national campaign against smoking. In February 2010, the trial court dismissed the case. Plaintiff has appealed.

In a public civil action in Colombia, *Morales v. Philip Morris Colombia S.A. and Colombian Government, Administrative Court of Bogotá, Colombia*, filed February 12, 2007, our subsidiary and a government entity were defendants. The plaintiff alleged violations of the collective right to a healthy environment, public health rights, and the rights of consumers, and that the government failed to protect those rights. Plaintiff sought various monetary damages and other relief, including a ban on descriptors and a ban on cigarette advertising. In April 2010, the trial court dismissed the case. Plaintiff appealed, and the appeal was rejected in October 2010. Plaintiff failed to file a further appeal. This case is now terminated and is not included in the above statistics. We will no longer report on this case.

In the second public civil action in Colombia, *Morales, et al. v. Productora Tabacalera de Colombia S.A. (Protabaco), et al., (Morales III), Administrative Court of Bogotá, Colombia*, filed December 19, 2007, our subsidiaries, other members of the industry, and various government entities are defendants. Plaintiffs' allege misleading advertising, product defect, failure to inform, and the targeting of minors in advertising and marketing. Plaintiffs seek various monetary relief including a percentage of the costs incurred by the state each year for treating tobacco-related illnesses to be paid to the Ministry of Social Protection (from the date of incorporation of Coltabaco). After this initial payment, plaintiffs seek a fixed annual contribution to the government. Plaintiffs also request that a statutory incentive award be paid to them for filing the claim. Our subsidiaries filed their answers in August 2008.

In the third public civil action in Colombia, *Roche v. Philip Morris Colombia S.A., Civil Court of Bogotá, Colombia*, filed November 14, 2008, our subsidiary is a defendant. Plaintiff alleges violations of the collective right to health because the defendant failed to include information about ingredients and their toxicity on cigarette packs. Plaintiff asks the court to order our subsidiary to immediately cease manufacture and/or distribution of cigarettes until information on ingredients and their toxicity is included on packs. In September 2010, the trial court dismissed the case. Plaintiff appealed. In January 2011, plaintiff's appeal was dismissed. Plaintiff did not file a further appeal. This case is now terminated. We will no longer report on this case.

In the fourth public civil action in Colombia, *Ibagué Public Prosecutor v. Republic of Colombia (Ministry of Social Protection), et al., Administrative Court of Ibagué, Colombia*, filed August 11, 2009, our subsidiary is a defendant. Plaintiff alleges that the public's collective right to health, safety and enjoyment of a safe environment has been violated. Plaintiff seeks (i) a ban on the sale of cigarettes; (ii) a ban on all cigarette advertising and promotion; (iii) the development of strategies to rehabilitate smoking addicts; and (iv) the implementation of a program designed to eradicate smoking in Colombia within a "reasonable" period of time. In November 2010, the trial court dismissed the case. Plaintiff has appealed. Our subsidiary has not yet been served with the complaint.

In the public civil action in Venezuela, *Federation of Consumers and Users Associations (FEVACU), et al. v. National Assembly of Venezuela and the Venezuelan Ministry of Health, Constitutional Chamber of the Venezuelan Supreme Court*, filed April 29, 2008, we were not named as a defendant, but the plaintiffs published a notice pursuant to court order, notifying all interested parties to appear in the case. In January 2009, our subsidiary appeared in the case in response to this notice. The plaintiffs purport to represent the right to health of the citizens of Venezuela and claim that the government failed to protect adequately its citizens' right to health. The claim asks the court to order the government to enact stricter regulations on the manufacture and sale of tobacco products. In addition, the plaintiffs ask the court to order companies involved in the tobacco industry to allocate a percentage of their "sales or benefits" to establish a fund to pay for the health care costs of treating smoking-related diseases. In October 2008, the court ruled that plaintiffs have standing to file the claim and that the claim meets the threshold admissibility requirements.

■ **Other Litigation:** Other litigation includes an antitrust suit, a breach of contract action, and various tax and individual employment cases.

- *Antitrust:* In the antitrust class action in Kansas, *Smith v. Philip Morris Companies Inc., et al., District Court of Seward County, Kansas*, filed February 7, 2000, we and other members of the industry are defendants. The plaintiff asserts that the defendant cigarette companies engaged in an international conspiracy to fix wholesale prices of cigarettes and sought certification of a class comprised of all persons in Kansas who were indirect purchasers of cigarettes from the defendants. The plaintiff claims unspecified economic damages resulting from the alleged price-fixing, trebling of those damages under the Kansas price-fixing statute and counsel fees. The trial court granted plaintiff's motion for class certification. A court-ordered mediation was held in October 2010, prior to which we filed a summary judgment motion. No trial date has yet been set.

- *Breach of Contract:* In the breach of contract action in Ontario, Canada, *The Ontario Flue-Cured Tobacco Growers' Marketing Board, et al. v. Rothmans, Benson & Hedges Inc., Superior Court of Justice, London, Ontario, Canada,* filed November 5, 2009, our subsidiary is a defendant. Plaintiffs in this putative class action allege that our subsidiary breached contracts with the proposed class members (Ontario tobacco growers and their related associations) concerning the sale and purchase of flue-cured tobacco from January 1, 1986 to December 31, 1996. Plaintiffs allege that our subsidiary was required by the contracts to disclose to plaintiffs the quantity of tobacco included in cigarettes to be sold for duty free and export purposes (which it purchased at a lower price per pound than tobacco that was included in cigarettes to be sold in Canada), but failed to disclose that some of the cigarettes it designated as being for export and duty free purposes were ultimately sold in Canada. Our subsidiary has been served, but there is currently no deadline to respond to the statement of claim.

- *Tax:* In Brazil, there are 104 tax cases involving Philip Morris Brasil S.A. relating to the payment of state tax on the sale and transfer of goods and services, federal social contributions, excise, social security and income tax, and other matters. Fifty-one of these cases are under administrative review by the relevant fiscal authorities and 53 are under judicial review by the courts.

- *Employment:* Our subsidiaries, Philip Morris Brasil S.A. and Philip Morris Brasil Ltda, are defendants in various individual employment cases resulting, among other things, from the termination of employment in connection with the shut-down of one of our factories in Brazil.

Third-Party Guarantees

At December 31, 2010, PMI's third-party guarantees were $5 million, of which $2 million have no specific expiration dates. The remainder expires through 2014. PMI is required to perform under these guarantees in the event that a third party fails to make contractual payments. PMI does not have a liability on its consolidated balance sheet at December 31, 2010, as the fair value of these guarantees is insignificant due to the fact that the probability of future payments under these guarantees is remote.

Note 22.

Quarterly Financial Data (Unaudited):

(in millions, except per share data)	2010 Quarters 1st	2nd	3rd	4th
Net revenues	**$15,587**	**$17,383**	**$16,936**	**$17,807**
Gross profit	**$ 4,124**	**$ 4,511**	**$ 4,324**	**$ 4,536**
Net earnings attributable to PMI	**$ 1,703**	**$ 1,982**	**$ 1,822**	**$ 1,752**
Per share data:				
Basic EPS	**$ 0.90**	**$ 1.07**	**$ 0.99**	**$ 0.96**
Diluted EPS	**$ 0.90**	**$ 1.07**	**$ 0.99**	**$ 0.96**
Dividends declared to public stockholders	**$ 0.58**	**$ 0.58**	**$ 0.64**	**$ 0.64**
Market price:				
— High	**$ 53.07**	**$ 53.91**	**$ 57.11**	**$ 60.87**
— Low	**$ 45.01**	**$ 42.94**	**$ 45.55**	**$ 55.10**

(in millions, except per share data)	2009 Quarters 1st	2nd	3rd	4th
Net revenues	$13,286	$15,213	$16,573	$17,008
Gross profit	$ 3,626	$ 3,949	$ 4,267	$ 4,171
Net earnings attributable to PMI	$ 1,476	$ 1,546	$ 1,798	$ 1,522
Per share data:				
Basic EPS	$ 0.74	$ 0.79	$ 0.93	$ 0.80
Diluted EPS	$ 0.74	$ 0.79	$ 0.93	$ 0.80
Dividends declared to public stockholders	$ 0.54	$ 0.54	$ 0.58	$ 0.58
Market price:				
— High	$ 45.02	$ 45.44	$ 49.95	$ 52.35
— Low	$ 32.04	$ 35.15	$ 42.02	$ 47.07

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

During 2010 and 2009, PMI recorded the following pre-tax charges in earnings:

(in millions)	2010 Quarters 1st	2nd	3rd	4th
Asset impairment and exit costs	**$—**	**$ —**	**$20**	**$27**

(in millions)	2009 Quarters 1st	2nd	3rd	4th
Asset impairment and exit costs	$ 1	$ 1	$ 1	$26
Colombian Investment and Cooperation Agreement charge	—	135	—	—
	$ 1	$136	$ 1	$26

Report of Independent Registered Public Accounting Firm



To the Board of Directors and Stockholders of
Philip Morris International Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity, and cash flows, present fairly, in all material respects, the financial position of Philip Morris International Inc. and its subsidiaries ("PMI") at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, PMI maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). PMI's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on PMI's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 13 to the consolidated financial statements, PMI changed the measurement date for non-U.S. pension plans in fiscal 2008.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers SA

James A. Schumacher   Felix Roth

Lausanne, Switzerland
February 10, 2011

Report of Management on Internal Control Over Financial Reporting

Management of Philip Morris International Inc. ("PMI") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. PMI's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of PMI;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of PMI are being made only in accordance with authorization of management and directors of PMI; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of PMI's internal control over financial reporting as of December 31, 2010. Management based this assessment on criteria for effective internal control over financial reporting described in "*Internal Control—Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of PMI's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2010, PMI maintained effective internal control over financial reporting.

PricewaterhouseCoopers SA, an independent registered public accounting firm, who audited and reported on the consolidated financial statements of PMI included in this report, has audited the effectiveness of PMI's internal control over financial reporting as of December 31, 2010, as stated in their report herein.

February 10, 2011

Reconciliation of Non-GAAP Measures

Adjustments for the Impact of Currency and Acquisitions

For the Years Ended December 31,

(in millions)
(Unaudited)

2010 Reported Net Revenues	2010 Less Excise Taxes	2010 Reported Net Revenues excluding Excise Taxes	2010 Less Currency	2010 Reported Net Revenues excluding Excise Taxes & Currency	2010 Less Acquisitions	2010 Reported Net Revenues excluding Excise Taxes, Currency & Acquisitions		2009 Reported Net Revenues	2009 Less Excise Taxes	2009 Reported Net Revenues excluding Excise Taxes	% Change in Reported Net Revenues excluding Excise Taxes: Reported	% Change in Reported Net Revenues excluding Excise Taxes: Reported excluding Currency	% Change in Reported Net Revenues excluding Excise Taxes: Reported excluding Currency & Acquisitions
$28,050	$19,239	$ 8,811	$(172)	$ 8,983	$ 3	$ 8,980	European Union	$28,550	$19,509	$ 9,041	(2.5)%	(0.6)%	(0.7)%
15,928	8,519	7,409	76	7,333	80	7,253	EEMA	13,865	7,070	6,795	9.0%	7.9%	6.7%
15,235	7,300	7,935	611	7,324	548[1]	6,776	Asia	12,413	5,885	6,528	21.6%	12.2%	3.8%
8,500	5,447	3,053	179	2,874	—	2,874	Latin America & Canada	7,252	4,581	2,671	14.3%	7.6%	7.6%
$67,713	$40,505	$27,208	$ 694	$26,514	$631	$25,883	PMI Total	$62,080	$37,045	$25,035	8.7%	5.9%	3.4%

2010 Reported Operating Companies Income	2010 Less Currency	2010 Reported Operating Companies Income excluding Currency	2010 Less Acquisitions	2010 Reported Operating Companies Income excluding Currency & Acquisitions		2009 Reported Operating Companies Income	% Change in Reported Operating Companies Income: Reported	% Change in Reported Operating Companies Income: Reported excluding Currency	% Change in Reported Operating Companies Income: Reported excluding Currency & Acquisitions
$ 4,311	$(191)	$ 4,502	$ 2	$ 4,500	European Union	$ 4,506	(4.3)%	(0.1)%	(0.1)%
3,152	107	3,045	28	3,017	EEMA	2,663	18.4%	14.3%	13.3%
3,049	342	2,707	84[2]	2,623	Asia	2,436	25.2%	11.1%	7.7%
953	85	868	(3)	871	Latin America & Canada	666	43.1%	30.3%	30.8%
$11,465	$ 343	$11,122	$111	$11,011	PMI Total	$10,271	11.6%	8.3%	7.2%

Reconciliation of Reported Operating Companies Income to Adjusted Operating Companies Income

For the Years Ended December 31,

(in millions)
(Unaudited)

2010 Reported Operating Companies Income	2010 Less Asset Impairment & Exit Costs	2010 Adjusted Operating Companies Income	2010 Less Currency	2010 Adjusted Operating Companies Income excluding Currency	2010 Less Acquisitions	2010 Adjusted Operating Companies Income excluding Currency & Acquisitions		2009 Reported Operating Companies Income	2009 Less Asset Impairment/ Exit Costs and Other	2009 Adjusted Operating Companies Income	% Change in Adjusted Operating Companies Income: Adjusted	% Change in Adjusted Operating Companies Income: Adjusted excluding Currency	% Change in Adjusted Operating Companies Income: Adjusted excluding Currency & Acquisitions
$ 4,311	$(27)	$ 4,338	$(191)	$ 4,529	$ 2	$ 4,527	European Union	$ 4,506	$ (29)	$ 4,535	(4.3)%	(0.1)%	(0.2)%
3,152	—	3,152	107	3,045	28	3,017	EEMA	2,663	—	2,663	18.4%	14.3%	13.3%
3,049	(20)	3,069	342	2,727	104[1]	2,623	Asia	2,436	—	2,436	26.0%	11.9%	7.7%
953	—	953	85	868	(3)	871	Latin America & Canada	666	(135)[3]	801	19.0%	8.4%	8.7%
$11,465	$(47)	$11,512	$ 343	$11,169	$131	$11,038	PMI Total	$10,271	$(164)	$10,435	10.3%	7.0%	5.8%

Adjusted Operating Companies Income Margin, excluding Currency and Acquisitions

For the Years Ended December 31,

(in millions)
(Unaudited)

2010 Adjusted Operating Companies Income excluding Currency	2010 Net Revenues excluding Excise Taxes & Currency[4]	2010 Adjusted Operating Companies Income Margin excluding Currency	2010 Adjusted Operating Companies Income excluding Currency & Acquisitions	2010 Net Revenues excluding Excise Taxes, Currency & Acquisitions[4]	2010 Adjusted Operating Companies Income Margin excluding Currency & Acquisitions		2009 Adjusted Operating Companies Income	2009 Net Revenues excluding Excise Taxes[4]	2009 Adjusted Operating Companies Income Margin	% Points Change: Adjusted Operating Companies Income Margin excluding Currency	% Points Change: Adjusted Operating Companies Income Margin excluding Currency & Acquisitions
$ 4,529	$ 8,983	50.4%	$ 4,527	$ 8,980	50.4%	European Union	$ 4,535	$ 9,041	50.2%	0.2pp	0.2pp
3,045	7,333	41.5%	3,017	7,253	41.6%	EEMA	2,663	6,795	39.2%	2.3pp	2.4pp
2,727	7,324	37.2%	2,623	6,776	38.7%	Asia	2,436	6,528	37.3%	(0.1)pp	1.4pp
868	2,874	30.2%	871	2,874	30.3%	Latin America & Canada	801	2,671	30.0%	0.2pp	0.3pp
$11,169	$26,514	42.1%	$11,038	$25,883	42.6%	PMI Total	$10,435	$25,035	41.7%	0.4pp	0.9pp

(1) Represents the business combination in the Philippines.

(2) Represents the business combination in the Philippines, including $20 million of asset impairment and exit costs due to a contract termination.

(3) Represents the 2009 Colombian investment and cooperation agreement charge.

(4) For the calculation of net revenues excluding excise taxes, currency and acquisitions, refer to the "Adjustments for the Impact of Currency and Acquisitions" reconciliation above.

Reconciliation of Reported Diluted EPS to Reported Diluted EPS, excluding Currency

For the Years Ended December 31, (Unaudited)	2010	2009	% Change
Reported Diluted EPS	**$ 3.92**	$ 3.24	21.0%
Less:			
Currency Impact	**0.12**		
Reported Diluted EPS, excluding Currency	**$ 3.80**	$ 3.24	17.3%

Reconciliation of Reported Diluted EPS to Adjusted Diluted EPS and Adjusted Diluted EPS, excluding Currency

For the Years Ended December 31, (Unaudited)	2010	2009	% Change
Reported Diluted EPS	**$ 3.92**	$3.24	21.0%
Adjustments:			
Colombian investment and cooperation agreement charge	—	0.04	
Tax items	**(0.07)**	—	
Asset impairment and exit costs	**0.02**	0.01	
Adjusted Diluted EPS	**$ 3.87**	$3.29	17.6%
Less:			
Currency Impact	**0.12**		
Adjusted Diluted EPS, excluding Currency	**$ 3.75**	$3.29	14.0%

Reconciliation of Operating Companies Income to Operating Income

For the Years Ended December 31, (in millions) (Unaudited)	2010	2009	% Change
Operating companies income	**$11,465**	$10,271	11.6%
Amortization of intangibles	**(88)**	(74)	
General corporate expenses	**(177)**	(157)	
Operating income	**$11,200**	$10,040	11.6%

Reconciliation of Net Cash Provided by Operating Activities to Discretionary Cash Flow

For the Years Ended December 31, (in millions) (Unaudited)	2010	2009	% Change
Net cash provided by operating activities[(a)]	**$9,437**	$7,884	19.7%
Less:			
Capital expenditures	**713**	715	
Discretionary cash flow	**$8,724**	$7,169	21.7%

(a) Operating cash flow.

Comparison of Cumulative Total Return

The graph below compares the cumulative total return on common stock since the Spin-off with the cumulative total return for the same period of the S&P 500 Index and the Philip Morris International Inc. (PMI) peer group index. The graph assumes the investment of $100 as of March 28, 2008 in PMI common stock (at prices quoted on the New York Stock Exchange) and each of the indices as of the market close and reinvestment of dividends on a quarterly basis.



Philip Morris International
PMI Peer Group(1)
S&P 500
$140
$120
$100
$80
$60
March 28, 2008
December 31, 2008
December 31, 2009
December 31, 2010

Date	Philip Morris International	PMI Peer Group(1)	S&P 500
March 28, 2008	$100.00	$100.00	$100.00
December 31, 2008	$ 88.00	$ 81.50	$ 70.00
December 31, 2009	$102.50	$ 99.30	$ 88.50
December 31, 2010	$130.40	$107.90	$101.80

(1) The PMI Peer Group consists of the following companies with substantial global sales that are direct competitors; or have similar market capitalization; or are primarily focused on consumer products (excluding high technology and financial services); and are companies for which comparative executive compensation data are readily available: Bayer AG, British American Tobacco plc, The Coca-Cola Company, Diageo PLC, GlaxoSmithKline, Heineken NV, Imperial Tobacco Group PLC, Johnson & Johnson, Inc., Kraft Foods Inc., McDonalds Corp., Nestlé S.A., Novartis AG, PepsiCo Inc., Pfizer Inc., Roche AG, Unilever PLC & NV and Vodafone Group PLC.

Shareholder Information

Headquarters:
Philip Morris International Inc.
120 Park Avenue
New York, NY 10017-5579 USA
www.pmi.com

Operations Center:
Philip Morris
International Management SA
Avenue de Rhodanie 50
1007 Lausanne
Switzerland
www.pmi.com

PricewaterhouseCoopers SA
Avenue C.F. Ramuz 45
1001 Lausanne
Switzerland

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078 USA

The Philip Morris International Inc. Annual Meeting of Shareholders will be held at 9:00 a.m. on Wednesday, May 11, 2011, in the Empire State Ballroom at the Grand Hyatt New York
109 East 42nd Street
New York, NY 10017 USA
For further information, call toll-free: **1-866-713-8075**

Philip Morris International Inc. offers a Direct Stock Purchase and Dividend Reinvestment Plan, administered by Computershare. For more information, or to purchase shares directly through the Plan, please contact Computershare.

Philip Morris International Inc. makes a variety of publications and reports available. These include the Annual Report, news releases and other publications. For copies, please visit our Web site at:
www.pmi.com/investors
Philip Morris International Inc. makes available free of charge its filings (proxy statement and Reports on Forms 10-K, 10-Q and 8-K) with the U.S. Securities and Exchange Commission. For copies, please visit:
www.pmi.com/SECfilings

If you do not have Internet access, you may call our Shareholder Publications Center toll-free:
1-866-713-8075

Computershare Trust Company, N.A., our transfer agent, will answer questions about your accounts, certificates, dividends or the Direct Stock Purchase and Dividend Reinvestment Plan. U.S. and Canadian shareholders may call toll-free:
1-877-745-9350
From outside the U.S. or Canada, shareholders may call:
1-781-575-4310
Postal address:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078 USA
E-mail address:
pmi@computershare.com

To eliminate duplicate mailings, please contact Computershare (if you are a registered shareholder) or your broker (if you hold your stock through a brokerage firm).

Trademarks and service marks in this report are the registered property of, or licensed by, the subsidiaries of Philip Morris International Inc., and are italicized or shown in their logo form.

Philip Morris International Inc. is listed on the New York Stock Exchange and NYSE Euronext/Paris (ticker symbol "PM"). The company is also listed on the Swiss exchange (ticker symbol "PMI").

As a convenience to shareholders and an important cost-reduction measure, you can register to receive future shareholder materials (i.e., Annual Report and proxy statement) via the Internet. Shareholders also can vote their proxies via the Internet.
For complete instructions, visit:
www.pmi.com/investors



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PHILIP MORRIS
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Philip Morris International Inc.
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